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SUMITOMO MITSUI BANKING CORPORATION

1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, JAPAN

02028671

SMBC

April 5, 2002

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

RECEIVED
APR 25 2002

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Bank Ltd Tokyo

Sumitomo ~~Mitsui Banking Corporation~~ (the "Bank")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No.82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that the Bank (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from February 1 2002 to March 31 2002.

The Bank hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 5/23

Regards,

Sumitomo Mitsui Banking Corporation

By: ______________________

Masahiko Oshima
General Manager
Investor Relations Department
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM February 1, 2002 TO March 31,2002

A. ENGLISH LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2001 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Interim Disclosure Booklet for the first half of fiscal 2001 (Exhibit B1).
   See Annex B for a brief description.

2. Notice of an Extraordinary General Meeting Of Shareholders (Exhibit B2).
   (summary English translation attached)

3. Notice of Resolutions of the Extraordinary General Meeting of Shareholders (Exhibit B3).
   (summary English translation attached)

4. Public Announcements (summary English translations attached):

   (a) " Financial Assistance to The Daiei Inc. " dated February 27,2002 (Exhibit B4 (a)).
   (b) " Financial Assistance to The Daiei Inc. " dated February 27,2002 (Exhibit B4 (b)).
   (c) " Dissolve Sumitomo Mitsui Finanz (Deutschland) GmbH " dated March 15, 2002 (Exhibit B4 (c)).

5. Public Notice pursuant to Japanese Commercial Code dated March 9, 2002(Exhibit B5)
   See Annex B for a brief description.

\# # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Disclosure Booklet for the first half of fiscal 2001 (Exhibit B1).

   Booklet containing statistical data and narrative description of the Bank, made generally available to the public in Japan.

2. Public Notice pursuant to Japanese Commercial Code dated March 9, 2002(Exhibit B5)

   Notice setting out the termination of procedures for transfer of a part of Legal Reserves to Retained Earnings.

########

Exhibit A1

SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

FISCAL YEAR 2001
INTERIM FINANCIAL REPORT

April 1 — September 30, 2001

President's Message



Yoshifumi Nishikawa
President and Chief Executive Officer

Sumitomo Mitsui Banking Corporation will soon mark the first anniversary of its inception. During this crucial period, I have remained intently focused on meeting the high expectations of our customers and shareholders while fulfilling our responsibility to contribute further to the Japanese economy. This is why I have been placing priority on two objectives: quickly establishing sound and strategically positioned post-merger operating foundations and leveraging the benefits of the merger to yield the maximum real returns for SMBC and its customers. This stance has enabled us to generate merger-related benefits that already greatly surpass our targets for this year.

The operating environment for financial institutions in Japan is rapidly deteriorating as economies weaken worldwide while deflationary trends, signified by slumping asset values and stock prices, take hold throughout the country. In response, we are making a concerted effort to build strong operating and financial foundations capable of withstanding even the most difficult business conditions. I believe that SMBC must start over from the very beginning, driven by a sense of urgency. We must act quickly and decisively to become an even more trusted source of financial services and information for our valued customers while emphasizing above all growth in shareholder value.

To meet these challenges head on, we are undertaking a four-point action plan: improving asset quality faster, implementing additional restructuring initiatives, bolstering our ability to absorb risks associated with stock market volatility, and reengineering business practices to build a more robust profit structure.

Improving Asset Quality

First of all, we are accelerating the improvement of asset quality by rapidly completing the work-out of non-performing loans and maintaining sufficient reserves to deal with future deterioration in our loan portfolio. We are focusing on loans to borrowers requiring caution. In line with this policy, we have increased reserves in a manner that adequately reflects recent trends in the generation of defaults and bankruptcies. However, our actions are not limited to write-offs and reserves. Our most important initiative of all is to take an active role in revitalizing borrowers. In every case, we formulate plans tailored to the needs of the borrower as part of our effort to deal with problem loans in a proactive and uncompromising manner.

Additional Restructuring Initiatives

We have been conducting an exhaustive cost-cutting program since the first day of operations at SMBC. Every area comes under strict scrutiny. We have already achieved one of the highest efficiency ratios (i.e., lowest expense ratios) among major Japanese banking groups. Aiming higher, we are now broadening and speeding up this program. For example, we are closing overlapping branches and reexamining our branch network strategy. Our post-merger benefits in system investment and administrative efficiency are allowing us to cut computer system and facility-related expenses by 20% each.

We plan further reductions in the number of employees by streamlining administrative sections and

integrating branches. Cost cutting extends to directors as well, where we are revising remuneration. Similar actions will lower payments to SMBC Group companies for the outsourcing of services. We estimate that such cost-containment efforts will bring expenses down to ¥630 billion in the fiscal year ending in March 2005. This is about a ¥100 billion improvement over the original target for the current fiscal year. But it is not our ultimate goal. We will relentlessly seek more savings, with the goal of speedily reducing annual expenses to ¥600 billion.

Bolstering Capability to Withstand Stock Market Volatility

To reduce the potential impact of stock price movements on stockholders' equity, we are selling stockholdings and creating a more resilient capital structure. At the end of September 2001, SMBC held approximately ¥4,900 billion of listed and OTC stocks, excluding investments in subsidiaries and affiliates. Selling a significant percentage of these holdings is obviously essential to lowering our exposure to market risk. We will, of course, meet the Japanese government limit on bank stockholdings that will take effect in fiscal 2004. Our plan, however, is to act still faster, selling our holdings so as to drop well below this limit.

Further, we plan to transfer to retained earnings the portion of our legal reserves that exceeds capital stock. This transfer conforms to a 2001 amendment to Japan's Commercial Code and will require the approval of shareholders and creditors. With mark-to-market accounting applied from fiscal 2001 to available-for-sale securities classified as "other securities," approximately 60% of the difference between evaluation gains and losses must be recorded under stockholders' equity as "net unrealized gains (losses) on other securities." When there are net unrealized losses, the maximum amount of distributable profit is calculated by deducting net unrealized losses from retained earnings. This is why we are changing our capital structure and boosting retained earnings to function as a kind of "shock absorber" so as to lessen the direct impact of stock price volatility.

By thus reducing stockholdings and modifying the capital structure so as to form a bigger financial cushion, SMBC will become much less susceptible to the effects of stock market movements.

Reengineering Business Practices

Our steps to reengineer business practices are aimed at building a more robust profit structure. Increasing the gross profit from core operations is essential to our ability to achieve sustained growth. By radically altering our envisioned approach to all major businesses, we will shape an organization that can maintain high profitability as well as excellent asset and capital efficiency. To take the lead in this drive, I am serving as chairman of the Business Reform Committee, which was formed in the second half of fiscal 2001. By focusing on company-wide themes, we will enact reforms that span the entire SMBC organization rather than remain confined to individual business units. Success will depend on our ability to extend financial services that represent solutions to the unique requirements of each and every customer. We will consistently apply this approach so that customers come to recognize the value of the services we provide. I am confident that this process will lead to steady gains in gross banking profit from the following fiscal year onward.

Lastly, I would like to point out that although this is a critical time for all Japanese financial institutions, it is also a time of opportunities for us at SMBC. We are drawing on all our expertise and experience to surmount the challenges ahead. Doing so will undoubtedly give rise to unprecedented ideas and bold initiatives. This is, therefore, the time for SMBC to tap its immense inner resources to overcome the challenges before us, and emerge stronger than ever before.

All of us within the SMBC Group are rededicating ourselves to our mission to provide optimum added value to our customers and to create sustainable shareholder value. As always, our actions must reflect the high expectations and great social responsibilities that accompany our prominent position in Japan's financial services industry. I am determined to fulfill these expectations and responsibilities by moving quickly and decisively toward our goals.

Yoshifumi Nishikawa
President and Chief Executive Officer

February 2002

Reference

Restructuring to Cut Expenses and Build Stronger Foundations

Expense Reduction Plan



Annual Expenses
Fiscal 2001
Fiscal 2004
Plan for Strengthening the Financial Base of the Bank
(Submitted December 2000)
Original target ¥728 billion
Original target ¥680 billion
¥98 billion reduction
Additional ¥50 billion reduction
Additional restructuring initiatives
Projected result ¥687 billion
Projected result ¥630 billion
On course to achieving a ¥600 billion cost structure

Additional Restructuring Initiatives

(1) Further cuts in product channel expenses
- To reduce the number of domestic branches from 578 (at the time of the merger) to 401 (reduction of 177, a reduction of 69 more branches than that of the Plan for Strengthening the Financial Base of the Bank) by eliminating overlapping branches and by reexamining the branch network strategy
- Within the reduction of 177 branches, integration of 34 branches with other branches will take place in fiscal 2001, earlier than planned, and the remaining 143 branches will be integrated in fiscal 2002

(2) Further cuts in facility-related expenses
To reduce facility-related expenses by reducing the number of branches, terminating the lease of the Kudan head office, integrating the system and back office centers, and selling company housing

→ Cut occupancy and other facility-related expenses by 20 percent

(3) Further cuts in system-related expenses
To exploit merger-related opportunities to streamline our systems infrastructure and use Business Process Reengineering to rationalize processing operations

→ Cut computer system and administrative expenses by 20 percent

(4) Further workforce slimming
To reduce the headcount from 27,500 (as of March 31, 2001) to 22,600 (reduction of 4,900, a reduction of 600 more than that of the Plan) by March 31, 2004 by streamlining administrative sections and reducing the number of branches
(SMBC plans to cut 1,100 employees in fiscal 2001)

(5) Further action on compensation
- To review remuneration for directors
(SMBC plans to make further cuts in the number of directors and their compensation)
- To reduce fiscal 2001 bonuses for employees

(6) Other actions
Boost productivity of SMBC Group companies to reduce expense of outsourcing services within the Group

Transfer of a Part of Legal Reserves to Retained Earnings

Q. What are Legal Reserves?

A. Legal Reserves are the amounts required to be set aside in reserve for possible losses, etc. in the future. Legal Reserves consist of the Capital Surplus, which is comprised of items such as part of the capital paid in by shareholders, and the Earned Surplus Reserve, which is part of the accumulated historical profit earned.

Japanese laws stipulate reservation of the Capital Surplus and the Earned Surplus Reserve. In addition to these Legal Reserves, companies are permitted to make voluntary reserves. Retained Earnings are comprised of these voluntary reserves and unappropriated income (loss) for the current year.

Capital Stock, Legal Reserves and Retained Earnings are included in the Stockholders' Equity section of the balance sheet which companies are required to prepare every fiscal year in order to show their financial conditions.

Theoretically, as the proportion of the amount of Stockholders' Equity to the amount of liabilities increases, the probability for creditors to collect their claims will become higher. In Japan, banks are required by regulation to have more Legal Reserves than other corporations because there must never be a case that a bank is unable to meet the withdrawal demands of its depositors.

Q. What is the transfer of Legal Reserves to Retained Earnings?

A. In general, having an abundant amount of Capital Stock, Legal Reserves and Retained Earnings may give a relief to creditors, but on the other hand, it is thought that an excessive amount of Legal Reserves, which can only be used for certain limited purpose, is not desirable from the viewpoint of efficient use of capital.

Meanwhile, the Japanese Commercial Code and Banking Law were amended in October 2001, and companies are allowed to transfer Legal Reserves to Retained Earnings, which may be used more freely than Legal Reserves.

The required amount of Legal Reserves after the amendment is as follows:

In the case of banks:

An amount equivalent to Capital Stock (example: in the case of Capital Stock of ¥1 trillion, the minimum amount of Legal Reserves is ¥1 trillion).

In the case of other corporations:

An amount equivalent to a quarter of Capital Stock (example: in the case of Capital Stock of ¥1 trillion, the minimum amount of Legal Reserves is ¥250 billion).

If the amount of accumulated Legal Reserves exceeds the required amount of Legal Reserves, the excess amount is allowed to be deducted from Legal Reserves and used effectively for the benefit of shareholders.

In the case of SMBC, Capital Stock is ¥1,326.7 billion and Legal Reserves are ¥1,925.7 billion. Therefore, we desire to transfer Legal Reserves of ¥599.0 billion to Retained Earnings. After this transfer, Legal Reserves will be ¥1,326.7 billion, an amount equivalent to Capital Stock and thus allowable under the amended law.

Q. The meaning and the background of the transfer

A. From the beginning of fiscal 2001, mark-to-market accounting on Available for Sale Securities (Other Securities) was introduced. Based on this accounting method, banks have started to recognize approximately 60% (due to recognition on an after tax basis) of the net of evaluation gains and losses on Other Securities (based on the market value calculated by using the average market price during the term-end month) including stockholdings as Net Unrealized Gains (Losses) on Other Securities in the Stockholders' Equity account.

By law, dividends must be paid only from Retained Earnings. In other words, payment of dividends in excess of the amount of Retained Earnings is prohibited. The mark-to-market accounting requires us to deduct Net Unrealized Losses on Other Securities (if any) from Retained Earnings that are distributable as dividends. This means that even though SMBC has enough Retained Earnings, it is possible that SMBC will not be allowed to pay dividends if stock prices during the last month of the term are too low (regardless of stock prices thereafter).

Considering the above-mentioned condition and the uncertain prospects of the stock market, a financial cushion such as more Retained Earnings to absorb the impact of the stock market volatility risk is indispensable to meet shareholders' expectations of SMBC.

The foregoing is the meaning and the background of the transfer of part of Legal Reserves to Retained Earnings.

Q. What is the effect on the creditors, including depositors?

A. The purpose of this transfer is to meet shareholders' expectations by effectively utilizing our capital. The transaction is the transfer of a part of Legal Reserves to Retained Earnings, which means that the transaction will take place within the Stockholders' Equity section of the balance sheet. The total amount of Stockholders' Equity will remain unchanged, so we believe that the transfer will have no adverse effect on our creditors, including depositors.

We assure you that SMBC is fully committed to pursuing a capital structure which is highly resistant to the impact of stock market volatility risk by various measures, including the transfer of a part of Legal Reserves to Retained Earnings.

5 May

- Housing loan claims transferred from Mitsui Mutual Life Insurance, Company (Mitsui Life) to SMBC

6 June

- All shares of The Sakura Trust & Banking Co., Ltd. transferred to The Chuo Mitsui Trust and Banking Company, Limited

7 July

- Advisory Board established ❶
- ATM utilization agreements formed with Sumitomo Life Insurance Company (Sumitomo Life) and Mitsui Life
- Commenced joint promotion of *Net Debit*, an efficient settlement method for Internet shopping ❷
  Started initiatives to utilize and publicize new, uniform name and logo

9 September

- Formed alliance with Sumitomo Life in the field of employee benefit services
- Launched *SMBC Financial Link*, a comprehensive service for B2B e-commerce transactions ❷

10 October

- Head office organization was modified ❸
- Began joint provision of employee benefit services by Mitsui Sumitomo Insurance Company, Limited, Mitsui Life and SMBC
- Establishment of *Value Door* Internet service website for corporate clients
  The Value Door *Internet website provides corporate clients a new way to access SMBC in addition to access through conventional offices. The "Door" menu offers a wide range of products and services handled by the SMBC Group, including electronic banking (EB)*

11 November

- Comprehensive alliance formed with Mitsui and Sumitomo group insurance companies ❹
- *Asset Building Package* made even more attractive
  Created a product that combines yen and foreign-currency deposits with investment trusts, targeting needs for diversified, long-term investments
  - Euro-denominated deposits were added
  - Application over the Internet was enabled
  - Interest rates were increased on three-month foreign-currency fixed-term deposits (through March 29, 2002)
  - Minimums for certain products were reduced from ¥1 million to ¥500,000

12 December

- Integration of consulting businesses of SMBC Consulting Co., Ltd. and The Japan Research Institute, Limited
- ATM (@BANK) utilization agreement formed with Nippon Life Insurance Company

① Establishment of Advisory Board

SMBC established an Advisory Board composed of distinguished individuals outside the SMBC Group from the business and academic communities. The board serves as a consultative body to the Chairman of the Board and the President & CEO. As such, the board provides a broad range of advice on management issues and strategies as well as insights on trends and issues in the financial services industry for consideration when making top management decisions.

Members:

(As of January 2002)

Mr. Shoichiro Toyoda
Honorary Chairman and Member of the Board, Toyota Motor Corporation

Mr. Naohiko Kumagai
Senior Advisor to the Board, Mitsui & Co., Ltd.

Mr. Tetsuro Kawakami
Senior Advisor, Sumitomo Electric Industries, Ltd.

Mr. Toshiomi Uragami
Senior Advisor, Sumitomo Life Insurance Company

Mr. Yoshinori Yokoyama
Director, McKinsey & Company, Inc. Japan

② Expanding Internet Businesses

SMBC is steadily expanding the scope of its business activities involving the Internet.

Joint Promotion of *Net Debit* Settlement Service

SMBC and several other companies have reached an agreement to jointly promote the *Net Debit* settlement service, which allows for instant deduction from deposit accounts of amounts due for Internet shopping transactions. The other participating banks are The Japan Net Bank, Limited; The Asahi Bank, Ltd.; UFJ Bank Limited; and The Suruga Bank, Ltd. Two credit card issuers, Sumitomo Mitsui Card Company, Limited and JCB Co., Ltd., also participate.

Details of the Alliance

- The five banks and two credit card companies agree to call the service *Net Debit* and to promote this service keyed to the logo below
  The alliance partners further agree to urge banks operating debit settlement services using the same Secure Sockets Layer (SSL) protocol, a standard security protocol for exchanging data over the Internet, to adopt the *Net Debit* name and logo
- The partner banks and credit card companies will also promote the *Net Debit* logo among merchants that use this service

Launch of *SMBC Financial Link*

As part of the drive to expand B2B e-commerce, the SMBC Group is bolstering its ability to extend financial support to companies conducting business on the Internet.

SMBC Financial Link places four core financial functions in a single package: credit, settlement, authorization and collection. The result is a speedy and flexible platform that meets a diverse range of needs at companies operating on the Internet.

Plans call for leveraging the *SMBC Financial Link* brand to establish many more relationships with companies that have online business or are considering such business.

③ Modification of Head Office Organization

On October 1, 2001, SMBC implemented modifications in its head office organization.

1. Consumer Banking Unit

The head office organization of the Consumer Banking Unit was modified and the number of departments reduced from nine to six. The functions of the Branch Banking Dept. and the Products and Marketing Dept. were increased.

(1) Branch Banking Dept.

The Branch Banking Dept. took on the new function of promoting consumer banking business in accordance with customer segments, in addition to its conventional function of managing and guiding each branch.

(2) Products and Marketing Dept.

The Products and Marketing Dept. took on the new function of promoting consumer banking business by product, including housing loans and investment trusts. It also promotes various card-related businesses by strengthening cooperation with affiliates in the SMBC group.

2. Middle Market Banking Unit

The Business Reengineering Dept. was established inside the Business Promotion Dept., Middle Market Banking Unit, to address customers' growing and potential needs for business reengineering. Through comprehensive consulting about the management of customers, the Business Reengineering Dept. provides various solutions for increasing the corporate value of customers.

④ Comprehensive Alliance with Mitsui and Sumitomo Group Insurance Companies

SMBC, Mitsui Mutual Life Insurance Company (Mitsui Life), Sumitomo Life Insurance Company (Sumitomo Life) and Mitsui Sumitomo Insurance Company Limited (MSI) have formed an alliance for the purpose of bolstering insurance operations in a new and expanded framework within the Mitsui and Sumitomo groups.

There are five specific areas of cooperation.

1. Mutual sharing of distribution channels among the Mitsui and Sumitomo group insurance companies
   - Sales of Mitsui Life and Sumitomo Life products through agents of MSI
   - Develop capabilities at Mitsui Life and Sumitomo Life for marketing non-life insurance products and at MSI for marketing life insurance products
2. SMBC, along with the Mitsui and Sumitomo group insurance companies, will conduct joint R&D with regard to hybrid products that combine insurance and financial products
3. Reorganize the asset management businesses of the alliance members
4. Transfer the operations of Mitsui Life's non-life insurance subsidiary to MSI
5. Expand the exchange of personnel among the alliance partners

A committee to steer the alliance made up of senior managing directors, managing directors and officers of a similar rank at the alliance partners has been formed. The committee's primary role is assuring that actions are taken as quickly and effectively as possible to fulfill the objectives of the alliance.

Major Accomplishments

- Joint development of non-life insurance market
  - Mitsui Life and former Mitsui Marine & Fire
  - Sumitomo Life and former Sumitomo Marine & Fire
- Sales of auto insurance (joint products of Sumitomo Life's non-life insurance subsidiary and the former Sumitomo Marine & Fire) by life insurance sales personnel
  - Sumitomo Life and former Sumitomo Marine & Fire
- Joint provision of employee benefit services
  - Mitsui Life; former Mitsui Marine & Fire and former Sakura Bank
  - Sumitomo Life and former Sumitomo Bank
- Receipt of loans from life insurance companies by policyholders using SMBC ATMs
  - Mitsui Life and SMBC
  - Sumitomo Life and SMBC

Financial Highlights

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

(Consolidated)

	Millions of yen				
	Sept. 30, 2001	Sept. 30, 2000		Mar. 31, 2001	
For the Interim Term (Year)					
Total income	**¥ 1,807,669**	¥ 2,180,165		¥ 4,501,200	
Total expenses	**1,709,004**	1,848,893		4,095,685	
Net income	**34,196**	107,183		132,408	
At Interim Term- (Year-) End					
Total stockholders' equity	**¥ 3,352,163**	¥ 3,996,941		¥ 4,012,960	
Total assets	**107,502,027**	107,323,132		119,242,661	
Risk-monitored loans	**3,782,947**	4,078,645		3,256,418	
Reserve for possible loan losses	**1,163,469**	1,621,602		1,268,853	
Net unrealized gains (losses) on securities	**(640,983)**	654,266		(301,106)	
The number of employees	**46,165**	44,318		46,406	
		Sakura Bank	Sumitomo Bank	Sakura Bank	Sumitomo Bank
Capital ratio (BIS guidelines)	**10.79%**	12.30%	11.32%	11.31%	10.94%
ROE	**3.00%**	3.7 %	11.3 %	2.67%	6.05%
Per Share (Yen)					
Stockholders' equity	**¥359.97**	¥335.35	¥418.59	¥333.46	¥426.32
Net income	**6.02**	6.26	23.64	9.22	25.50
Net income — diluted	**6.01**	6.25	23.04	9.21	24.93

Notes: 1. Figures for the six-month period ended September 30, 2000 and the year ended March 31, 2001 are combined figures for Sakura Bank and Sumitomo Bank.
2. Stockholders' equity for the fiscal 2001 interim term includes a net unrealized loss of ¥394.8 billion on other securities.
3. Unrealized gains (losses) on securities represent the difference between the market prices and acquisition costs (or amortized cost) of "other securities." In principle, the values of stocks are calculated using the average market price during the final month of the reporting terms. For details, please refer to page 22.
4. The number of employees refers to full-time workers and includes locally hired overseas staff members but does not include employees temporarily transferred to other companies, temporary staff and part-time staff.

(Nonconsolidated)

	Millions of yen				
	Sept. 30, 2001	Sept. 30, 2000		Mar. 31, 2001	
For the Interim Term (Year)					
Total income	**¥ 1,337,459**	¥ 1,573,237		¥ 3,292,668	
Total expenses	**1,226,403**	1,356,384		3,019,557	
Net income	**79,794**	100,300		137,835	
(Appendix)					
Gross banking profit (A)	**849,274**	717,488		1,503,203	
Banking profit	**478,401**	515,118		991,670	
Banking profit (excluding transfer to general reserve for possible loan losses)	**515,804**	370,473		803,073	
Expenses (excluding non-recurring losses) (B)	**333,470**	347,013		700,128	
Expense ratio (B)/(A)	**39.2%**	48.3%		46.5%	
		Sakura Bank	Sumitomo Bank	Sakura Bank	Sumitomo Bank
At Interim Term- (Year-) End					
Preferred stock	**650,500**	402,646	250,550	402,577	250,550
Number of shares issued (thousands)	**967,000**	802,646	167,000	802,577	167,000
Common stock	**676,246**	640,060	502,348	640,129	502,348
Number of shares issued (thousands)	**5,709,392**	4,117,801	3,141,062	4,118,077	3,141,062
Total stockholders' equity	**¥ 3,514,642**	¥ 4,029,415		¥ 4,119,937	
Total assets	**101,342,107**	100,774,231		113,727,498	
Deposits	**67,763,782**	66,801,654		70,729,773	
Loans and bills discounted	**61,071,591**	63,023,341		61,747,880	
Securities	**19,988,203**	18,596,325		27,059,978	
Risk-monitored loans	**3,269,821**	3,459,585		2,732,590	
Disclosed assets under the Financial Reconstruction Law	**3,326,878**	3,548,622		2,822,459	
Reserve for possible loan losses	**1,008,891**	1,467,937		1,095,841	
Net unrealized gains (losses) on securities	**(689,542)**	484,512		(429,844)	
The number of employees	**23,601**	26,161		24,731	
		Sakura Bank	Sumitomo Bank	Sakura Bank	Sumitomo Bank
Capital ratio (BIS guidelines)	**11.53%**	12.67%	12.14%	11.91%	11.80%
ROE	**6.80%**	6.32%	6.65%	4.86%	3.72%
		Sakura Bank	Sumitomo Bank	Sakura Bank	Sumitomo Bank
Per Share (Yen)					
Stockholders' equity	**¥387.72**	¥359.76	¥452.62	¥358.43	¥451.35
Dividends:					
Common stock	**—**	3.00	3.00	6.00	6.00
Preferred stock (Series II)	**/**	7.50	/	15.00	/
Preferred stock (Series III) (Type 2)	**/**	6.85	/	13.70	/
Preferred stock (First series Type 1)	**—**	/	5.25	/	10.50
Preferred stock (Second series Type 1)	**—**	/	14.25	/	28.50
Preferred stock (Type 5)	**—**	/	/	/	/
Net income	**14.03**	11.28	14.83	17.28	16.59

Notes: 1. Figures for the six-month period ended September 30, 2000 and the year ended March 31, 2001 are combined figures for Sakura Bank and Sumitomo Bank.
2. As a result of the merger of the two banks, stockholders' equity as of April 1, 2001 amounted to ¥3,772.9 billion.
3. Stockholders' equity for the fiscal 2001 interim term includes a net unrealized loss of ¥425.7 billion on other securities.
4. Please refer to page 51 for the definitions of risk-monitored loans and disclosed assets under the Financial Reconstruction Law.
5. Unrealized gains (losses) on securities represent the difference between the market prices and acquisition costs (or amortized cost) of "other securities." The values of stocks are calculated using the average market price during the final month of the reporting terms. For details, please refer to page 26.
6. The number of employees refers to full-time workers and includes locally hired overseas staff members but does not include employees temporarily transferred to other companies, temporary staff, part-time staff, or executive officers who are not also board members.
7. Money delivered due to merger (the amount equivalent to dividends from October 1, 2000 to March 31, 2001) has been included in Sakura Bank's fiscal 2000 dividends.
8. The dividends for fiscal 2001 will be paid in lump-sum without an interim dividend payment.

Progress Report on the Plan for Strengthening the Financial Base of the Bank

SMBC is working to raise its competitiveness and profitability through restructuring and rationalization based on the Plan for Strengthening the Financial Base of the Bank. The Plan was drawn up in March 1999, when the founding banks accepted an infusion of public funds through subscriptions to preferred stocks, and revised in December 2000 at the time of filing the merger application. The Plan defines annual targets for earnings, management rationalization and lending to small and medium-sized businesses. The following summarizes the Bank's progress in the first half of fiscal 2001 toward the targets set out in the Plan.

In the earnings category, gross banking profit for the first half of the fiscal year was ¥849.3 billion and expenses were ¥333.5 billion on a parent basis. As a result, banking profit, excluding transfer to general reserve for possible loan losses, was ¥515.8 billion and net income was ¥79.8 billion. The targets for the full fiscal year are as follows: gross banking profit of ¥1,428.0 billion, expenses of ¥728.0 billion, banking profit of ¥700.0 billion and net income of ¥210.0 billion.

SMBC made measurable progress in its rationalization plan. Expenses in the first half of the fiscal year amounted to ¥333.5 billion, against the full fiscal-year target of ¥728.0 billion. Several factors held down first-half expenses: a reduction in the number of employees and branches, and a review of ATM locations and other service channels; the consolidation of overlapping overseas bases; and other measures to cut a broad array of expenses, including purchasing outlays and computer system maintenance and management. Although much progress has been made in cutting costs in order to quickly generate concrete merger benefits, the deteriorating operating environment is prompting SMBC to enact still more sweeping restructuring initiatives. We will achieve a further reduction of ¥41.0 billion beyond the initial target outlined in the Plan, bringing expenses down to ¥687.0 billion in the current fiscal year.

The rationalization plan calls for reducing the domestic network to 573 branches, overseas network to 23 branches and the number of employees to 26,200 by the end of March 2002. We are ahead of schedule on all three fronts. As of the end of September 2001, the number of domestic branches was down to 577 and overseas branches to 21, while the number of employees stood at 26,802. With the closure of 13 domestic branches already completed in the second half, we have already exceeded the target for streamlining our branch network.

The outstanding balance of loans to small and medium-sized businesses at the end of the first half of the fiscal year posted a year-on-year decline of ¥1,589.0 billion. The balance thus fell far short of the target calling for increasing lending to the small and medium-sized business segment by ¥50 billion, excluding impact loans, in fiscal 2001. This was attributable to market conditions that made it extremely difficult to increase lending. One cause was a further decline in loan demand as the economy continued to weaken. Another was pressure exerted by large companies on their subsidiaries to reduce interest-bearing debt as part of their financial restructuring programs. Also limiting loan growth are measures to collect loans from troubled borrowers as part of efforts to deal quickly with problem loans.

Despite the challenging situation, we remain committed to attaining the full-year target. In the second half, we will take the following steps aimed at increasing loans to financially sound small and medium-sized businesses while preserving the quality of our assets.

(1) Utilize a broad range of channels to extend solution-based services to small and medium-sized companies
- Promote *Value Door*, a package of Internet-based services including loan applications, settlements and other items to meet a broad range of needs

(2) Improve infrastructure to support services for these companies
- Open more Business Support Offices
- Efficiently develop new sources of loan demand, such as financing tailored to the needs of franchised store operators
- Assign personnel to Corporate Business Offices exclusively for obtaining new borrowers
- Use the Tokyo Corporate Business Office and the Osaka Corporate Business Office to increase loans to new borrowers and growth companies
- Use the New Business Promotion Dept. within the Business Promotion Dept. to provide effective support to these initiatives

(3) Offer a richer array of products and services
- Expand loan product offerings, such as loans guaranteed by the Credit Guarantee Corporations and unsecured loans based on automated credit scoring models

Asset Quality

SMBC provides information about the status of its assets in three different ways. First, we conduct self-assessment to calculate appropriate write-offs and reserves by classifying borrowers according to their financial soundness. Second, disclosure based on "The Law Concerning Measures for the Reconstruction of the Functions of the Financial System" (the Financial Reconstruction Law) is used to classify problem assets. (Note: Disclosure on the basis of the Financial Reconstruction Law is related to self-assessment in terms of borrower category.) Third, we disclose the value of Risk-Monitored Loans based on the Banking Law, which excludes non-loan assets such as foreign exchange, accrued interest and advance payments.

Disposal of Problem Assets for the First Half of Fiscal 2001

SMBC makes appropriate write-offs and reserves based on semi-annual self-assessments conducted in compliance with the financial inspection manual prepared by the Financial Services Agency and the guidelines published by the Japanese Institute of Certified Public Accountants.

SMBC adopted an aggressive program with regard to the disposal of problem assets in accordance with the government's Emergency Economic Package, which urges banks to rapidly remove such assets from the balance sheet. This program addresses two external factors: the lack of any improvement in the financial condition of corporate borrowers and the ongoing decline in the collateral value of real estate amidst the prolonged economic slump.

As a result, on a nonconsolidated basis, total credit cost amounted to ¥305.4 billion in the first half of fiscal 2001, including the amounts transferred to the general reserve for possible loan losses. The total reserve for possible loan losses amounted to ¥1,008.9 billion at the end of the interim term.*

On a consolidated basis, total credit cost amounted to ¥356.7 billion, including the amounts transferred to the general reserve for possible loan losses, bringing the total reserve for possible loan losses to ¥1,163.5 billion.**

* All Classification IV credits are directly written off using the direct reduction method even if the credits were not classified as tax-free write-offs. The amount of direct reduction totaled ¥1,580.8 billion.

**The amount of direct reduction totaled ¥2,038.5 billion.

❑ Self-Assessment

Self-assessments are preparatory tasks prior to calculating the appropriate level of write-offs and reserves to ensure the soundness of bank assets. Each asset is assessed individually for its security. Each borrower is assigned, depending on its current condition, to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers and Bankrupt Borrowers. The degrees of risk of default and non-collection, and the risk of asset devaluation, are then assessed on a scale of I to IV. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries employ basically the same standards.

Borrower Categories

Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy, but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications

Classification I	Assets not classified into Classifications II, III or IV
Classification II	Assets perceived to have above-average risk of non-collectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

■ Credit Cost for the First Half of Fiscal 2001 (Nonconsolidated)

(Billions of yen)

Credit cost	¥ 268.0
Write-off of loans	138.7
Transfer to specific reserve	98.4
Transfer to reserve for losses on loans sold	23.6
Losses on loans sold to CCPC	2.2
Losses on sale of delinquent loans	13.4
Transfer to loan loss reserve for specific overseas countries	(8.3)
Transfer to general reserve for possible loan losses	37.4
Total credit cost	¥ 305.4
Reserve for possible loan losses	¥1,008.9
Amount of direct reduction	¥1,580.8

■ Credit Cost for the First Half of Fiscal 2001 (Consolidated)

(Billions of yen)

Total credit cost	¥ 356.7
Reserve for possible loan losses	¥1,163.5
Amount of direct reduction	¥2,038.5

■ Reserve for Possible Loan Losses (as of September 30, 2001)

(Billions of yen)

	Nonconsolidated	Consolidated
Reserve for possible loan losses (a)	¥1,008.9	¥1,163.5
General reserve	405.2	457.4
Specific reserve	592.0	694.4
Loan loss reserve for specific overseas countries	11.7	11.7
Risk-monitored loans (b)	¥3,269.8	¥3,782.9
Reserve ratio (a) / (b)	30.9%	30.8%

❑ Write-Offs and Reserves Assessments

Under self-assessment, each borrower is evaluated and placed into a category – Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers and Bankrupt Borrowers – and standard write-offs and reserves are applied to each category.

Borrower Self-Assessment Categories	Rules for Write-Offs and Reserves
Normal Borrowers	Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the actual bankruptcy rate in the past for each credit rating category.
Borrowers Requiring Caution	These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the actual bankruptcy rate in the past for each group. The groups are "claims to substandard borrowers" and "other." The latter group is further divided according to financial positions and the condition of the credit extended.
Potentially Bankrupt Borrowers	The Bank sets specific reserves for possible loan losses on the portion of Classification III assets (other than those expected to be collectible by collateral or guarantees, etc.), as classified according to individual borrowers.
Effectively Bankrupt/Bankrupt Borrowers	In principle, the Bank writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) that are individually calculated by borrower. In addition, specific reserves have been set aside for possible loan losses against the full amount of Classification III assets.

As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries basically use the same standards as the parent bank for write-offs and reserves.

Disclosure of Problem Assets

1. Disclosed Assets under the Financial Reconstruction Law

Under the Financial Reconstruction Law, assets are assessed and classified into four categories: Bankrupt and Quasi-Bankrupt Assets, Doubtful Assets, Substandard Loans, and Normal Assets.

On a nonconsolidated basis, the total value of assets in all categories other than Normal Assets amounted to ¥3,326.9 billion as of September 30, 2001, a ¥504.4 billion increase compared with March 31, 2001. This is mainly attributable to an ¥817.8 billion increase in Substandard Loans resulting from the application of stricter assessment standards to those loans.

On a consolidated basis, the amount was ¥3,843.1 billion.

■ Disclosed Assets under the Financial Reconstruction Law (as of September 30, 2001)

(Billions of yen)

	Nonconsolidated	Compared with March 31, 2001	Consolidated
Bankrupt and quasi-bankrupt assets	¥ 574.0	¥ (15.9)	¥ 735.0
Doubtful assets	1,645.7	(297.4)	1,858.8
Substandard loans	1,107.2	817.8	1,249.3
Subtotal	3,326.9	504.4	3,843.1
Normal assets	64,039.9	(2,117.9)	65,558.2
Total	¥67,366.8	¥(1,613.5)	¥69,401.3
Amount of direct reduction	¥ 1,580.8		¥ 2,038.5

■ Classification under Self-Assessment, Disclosure of Problem Assets and Write-Offs/Reserves (Nonconsolidated) (as of September 30, 2001)

(Billions of yen)

Category of borrowers under self-assessment	Disclosed assets under the Financial Reconstruction Law	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio (Note 3)
Bankrupt Borrowers Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥574.0	Portion of claims secured by collateral or guarantees, etc. (4) ¥535.3		Fully reserved ¥38.7	Direct write-offs (Note 1)	Specific reserve ¥42.9 (Note 2)	100%
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥1,645.7	Portion of claims secured by collateral or guarantees, etc. (5) ¥730.8		Necessary amount reserved ¥914.9		Specific reserve ¥548.7 (Note 2)	60.0%
Borrowers Requiring Caution	Substandard loans (3) ¥1,107.2 (Claims to substandard borrowers)	Portion of substandard loans secured by collateral or guarantees, etc. (6) ¥391.5				Specific reserve ¥0.5 General reserve for substandard loans ¥106.9	15.0% (Note 4) / 4.8%
		Claims to borrowers requiring caution, excluding claims to substandard borrowers				General reserve	3.1%
Normal Borrowers	Normal assets ¥64,039.9	Claims to normal borrowers				General reserve ¥405.2	0.2%
				Loan loss reserve for specific overseas countries		¥11.7	

Total ¥67,366.8	Total reserve for possible loan losses	¥1,008.9	Reserve ratio (Note 5) (B) / (D) 41.9%
	(B) Specific reserve + General reserve for substandard loans	¥699.0	
(A)=(1)+(2)+(3) ¥3,326.9	(C) Portion secured by collateral or guarantees, etc. (4)+(5)+(6) ¥1,657.6	(D) Unsecured portion (A)-(C) ¥1,669.3	
		Coverage ratio [(B)+(C)] / (A)	70.8%

Notes: 1. Includes amount of direct reduction totaling ¥1,580.8 billion.
2. Includes reserves for assets which are not subject to disclosure under the Financial Reconstruction Law disclosure standards. (Bankrupt/effectively bankrupt borrowers: ¥4.2 billion; Potentially bankrupt borrowers: ¥8.2 billion)
3. The reserve ratio to normal borrowers is the proportion of the reserve to the total claims to normal borrowers. Reserve ratios to other borrowers are the proportions of the reserve to the respective claims of each category, excluding the portions secured by collateral or guarantees, etc.
4. The proportion of the reserve to the unsecured claims to substandard borrowers, excluding the claims to borrowers with specific reserves.
5. The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

❑ Classification of Disclosed Assets under the Financial Reconstruction Law

Classification of Disclosed Assets	
Bankrupt and Quasi-Bankrupt Assets	This category is defined as the sum of credits to Bankrupt Borrowers and Effectively Bankrupt Borrowers as categorized by self-assessment, excluding Classification IV credits, which are fully written off. Classification III credits are fully covered by reserves and Classification I and II credits, the collectible portion, are secured by collateral or guarantees, etc.
Doubtful Assets	This category is defined as the credits to Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III credits, and Classification I and II credits, the collectible portion, are secured by collateral or guarantees, etc.
Substandard Loans	This is the portion of the loans extended to Borrowers Requiring Caution under self-assessment consisting of past due loans (three months or more) and restructured loans.
Normal Assets	This is the sum, as of term-end, of loans, securities lending, foreign exchange, accrued interest, advance payments and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

2. Risk-Monitored Loans

In addition to the disclosure of problem assets in accordance with the Financial Reconstruction Law, we separately disclose the balance of "Risk-Monitored Loans" in accordance with the Banking Law.

On a nonconsolidated basis, Risk-Monitored Loans amounted to ¥3,269.8 billion as of September 30, 2001, a ¥537.2 billion increase compared with March 31, 2001.

On a consolidated basis, Risk-Monitored Loans amounted to ¥3,782.9 billion.

■ Risk-Monitored Loans (as of September 30, 2001)

(Billions of yen)

	Nonconsolidated	Ratio to total loans	Compared with March 31, 2001	Consolidated	Ratio to total loans	Compared with March 31, 2001
Bankrupt loans	¥ 217.1	0.4%	¥ (18.6)	¥ 248.7	0.4%	¥ (24.4)
Non-accrual loans	1,945.5	3.2	(262.0)	2,294.8	3.5	(282.7)
Past due loans (3 months or more)	105.7	0.2	2.5	124.5	0.2	(1.3)
Restructured loans	1,001.5	1.6	815.3	1,114.9	1.7	834.9
Total	¥3,269.8	5.4%	¥537.2	¥3,782.9	5.8%	¥ 526.5
Amount of direct reduction	¥1,550.5			¥1,984.8		

❑ Disclosed Assets under the Financial Reconstruction Law and Risk-Monitored Loans


Category of borrowers under self-assessment
Disclosed assets under the Financial Reconstruction Law
Risk-monitored loans
Total loans
Other assets
Total loans
Other assets
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Potentially Bankrupt Borrowers
Borrowers Requiring Caution
Normal Borrowers
Bankrupt and quasi-bankrupt assets
Doubtful assets
Substandard loans
(Normal assets)
Bankrupt loans
Non-accrual loans
Past due loans (3 months or more)
Restructured loans
(C)
(A)
-
(B)
=
(C)

The disclosure of Risk-Monitored Loans corresponds exactly to disclosure based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, foreign exchange, accrued interest, advance payments and customers' liabilities for acceptances and guarantees, which are not included in the Risk-Monitored Loans category.

Since the interest income from borrowers classified by self-assessment in the Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers and Bankrupt Borrowers categories is not accrued as revenue, there is no accrued interest included in the assets disclosed on the basis of the Financial Reconstruction Law.

Disclosed Assets by Domicile of Borrowers (Nonconsolidated) (as of September 30, 2001)

(Billions of yen)

	Financial Reconstruction Law Standard	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥3,175.8	95.5%	¥3,136.1	95.9%
Overseas	151.1	4.5%	133.7	4.1%
Asia	105.7	3.2%	95.3	2.9%
Indonesia	41.5	1.2%	40.0	1.2%
Hong Kong	19.2	0.6%	17.4	0.5%
India	7.4	0.2%	5.2	0.2%
China	3.9	0.1%	3.6	0.1%
Other	33.7	1.0%	29.1	0.9%
North America	39.0	1.2%	32.1	1.0%
Central and South America	0.9	0.0%	0.9	0.0%
Western Europe	1.7	0.1%	1.6	0.0%
Eastern Europe	3.8	0.1%	3.8	0.1%
Total	¥3,326.9	100.0%	¥3,269.8	100.0%

Note: "Domestic" means the total for domestic branches excluding the special account for international financial transactions. "Overseas" means the total for overseas branches including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

Disclosed Assets by Type of Borrowers (Nonconsolidated) (as of September 30, 2001)

(Billions of yen)

	Financial Reconstruction Law Standard	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥3,175.8	95.5%	¥3,136.1	95.9%
Manufacturing	272.5	8.2%	270.9	8.3%
Agriculture, forestry, fishery and mining	6.3	0.2%	6.2	0.2%
Construction	266.1	8.0%	265.8	8.1%
Wholesale and retail	396.2	11.9%	387.1	11.8%
Finance and insurance	106.7	3.2%	100.7	3.1%
Real estate	1,035.4	31.1%	1,033.6	31.6%
Transportation, communications and other public enterprises	55.0	1.7%	53.8	1.7%
Services	801.4	24.1%	798.1	24.4%
Municipalities	—	—	—	—
Other	236.2	7.1%	219.9	6.7%
Overseas	¥ 151.1	4.5%	¥ 133.7	4.1%
Public sector	15.3	0.4%	15.3	0.5%
Financial institutions	0.9	0.0%	0.9	0.0%
Commerce and industry	134.9	4.1%	117.5	3.6%
Other	0.0	0.0%	0.0	0.0%
Total	¥3,326.9	100.0%	¥3,269.8	100.0%

Note: "Domestic" means the total for domestic branches excluding the special account for international financial transactions. "Overseas" means the total for overseas branches including the special account for international financial transactions.

Work-Out of Problem Assets by Removing Them from the Balance Sheet

Under the provisions of the Emergency Economic Package enacted in April 2001, we are publishing the results of the measures taken for the work-out of problem assets (that is, removing them from the balance sheet), as well as the amount of assets that were newly classified as bankrupt and quasi-bankrupt assets or doubtful assets.

During the first half of fiscal 2001, the Bank removed bankrupt and quasi-bankrupt assets, and doubtful assets of ¥696.7 billion. Of this amount, ¥399.7 billion was classified as bankrupt and quasi-bankrupt assets or doubtful assets during or before the first half of fiscal 2000, and ¥297.0 billion was classified as bankrupt and quasi-bankrupt assets or doubtful assets during the second half of fiscal 2000.

Assets newly classified as bankrupt and quasi-bankrupt assets or doubtful assets amounted to ¥383.3 billion during the period, resulting in a net reduction of ¥313.3 billion.

■ Term-End Balance of Bankrupt and Quasi-Bankrupt Assets, and Doubtful Assets (Nonconsolidated)

(1) Problem assets existing prior to and during the first half of fiscal 2000

(Billions of yen)

	September 30, 2000	March 31, 2001	September 30, 2001	Compared with March 31, 2001
Bankrupt and quasi-bankrupt assets	¥ 621.7	¥ 472.7	¥ 376.9	¥ (95.8)
Doubtful assets	2,567.9	1,353.1	1,049.2	(303.9)
Total	¥3,189.6	¥1,825.8	¥1,426.1	¥(399.7)

(2) Problem assets classified during the second half of fiscal 2000

	March 31, 2001	September 30, 2001	Compared with March 31, 2001
Bankrupt and quasi-bankrupt assets	¥117.2	¥141.6	¥ 24.4
Doubtful assets	590.1	268.7	(321.4)
Total	¥707.3	¥410.3	¥(297.0)

¥(696.7)

(3) Newly-classified problem assets during the first half of fiscal 2001

	September 30, 2001	Compared with March 31, 2001
Bankrupt and quasi-bankrupt assets	¥ 55.5	¥ 55.5
Doubtful assets	327.8	327.8
Total	¥383.3	¥383.3

(4) Total ((1)+(2)+(3))

	September 30, 2000	March 31, 2001	September 30, 2001	Compared with March 31, 2001
Bankrupt and quasi-bankrupt assets	¥ 621.7	¥ 589.9	¥ 574.0	¥ (15.9)
Doubtful assets	2,567.9	1,943.1	1,645.7	(297.4)
Total	¥3,189.6	¥2,533.0	¥2,219.7	¥(313.3)

■ Progress of Removal of Problem Assets from Balance Sheets (Nonconsolidated)

(Billions of yen)

	Existing prior to and during 1st half of fiscal 2000	Newly-classified during 2nd half of fiscal 2000	Total
Disposition by borrowers' liquidation	¥ (9.5)	—	¥ (9.5)
Re-constructive disposition	(47.8)	¥ (0.3)	(48.1)
Improvement in debtors' performance due to re-constructive disposition	—	—	—
Loan sales to secondary market	(194.5)	(5.6)	(200.1)
Write-offs	55.9	(138.2)	(82.3)
Others	(203.8)	(152.9)	(356.7)
Collection/repayment, etc.	(152.1)	(138.7)	(290.8)
Improvement in debtors' performance	(51.7)	(14.2)	(65.9)
Total	¥(399.7)	¥(297.0)	¥(696.7)

Notes: 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Re-constructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), loan forgiveness involving special mediation or other types of civil mediation, or loan forgiveness for restructuring involving a private reorganization.

3. "Improvement in debtors' performance due to re-constructive disposition" was categorized as "Others" in the annual report for the year ended March 31, 2001.

First Half Achievements and Second Half Outlook by Business Unit

Consumer Banking Unit

Consumer Banking Unit Service Network

Our consumer banking unit currently ranks first among Japanese banks in terms of investment trust balances, housing loan balances and customer accounts, a position it has held since the inception of SMBC. Leveraging our skills in the development of new products, services and marketing channels, along with financial consulting expertise backed by employees with specialized knowledge, we are working to offer financial services featuring yet more added value.

We offer products and services meeting customers' needs through the most suitable marketing channels to reach key customer segments, such as private banking, asset management and long-term asset building. To serve asset management clients, for example, highly skilled financial consultants are assigned to each Block Consumer Business Office and Consumer Investment Services Office. These professionals offer customized and detailed asset and liability management plans structured around a *Total Portfolio Plan for Financial Assets*. In the asset building segment, specially trained individuals serve customers at a Money Lifestyle Consulting Desk or other consultation service sites. Doing so provides a single source for offering investment and savings vehicles, such as investment trusts and foreign currency deposits, as well as assistance in obtaining loans for housing, education and other needs. During the first half of the current fiscal year, the number of Money Lifestyle Consulting Desks was raised by 21 to total 139 locations as of September 30, 2001.

Rich Lineup of Products and Services

In April 2001, SMBC began offering a new product called the *Asset Building Package* that combines investment trusts and foreign currency deposits with time deposits. An immediate success, this product attracted customer assets of about ¥400 billion by the end of the first half of the fiscal year. In July, the *Comprehensive Report Service* was introduced as part of the *Monthly Voice* newsletter. These monthly reports contain all information on a customer's SMBC accounts, including data on the distribution of assets, account balances, deposits and withdrawals, and gains and losses. In addition, SMBC's *One's Direct* online service continued to grow as registered users rose to 4.2 million at the end of September 2001, the largest at any Japanese bank. This service allows customers to access the identical service lineup (fund transfers, balance inquiries, time deposit and foreign currency deposit transactions, investment trust transactions, and others) via the telephone, the Internet or the i-mode mobile phone service. *One's Direct* service was recently honored by being named best overall in the *2001 Autumn Online Bank Scorecard*.*

Realignment of the Manned Branch Network

To enhance the reach and customer appeal of the Bank's branches, these offices are undergoing a strategic transformation from transaction centers to marketing bases. This process involves a review of the infrastructure of each branch based on location and market size to determine the most suitable functions and physical layout. Accompanying this process is the ongoing streamlining of the domestic branch network, which stood at 578 as of the merger in April 2001. The network is to be reduced to about 400 branches, mainly by consolidating overlapping branches. Fourteen branches are to be closed during the current fiscal year. Furthermore, "joint branches," where two or more branches are located at a single site, will be set up at 20 locations prior to the completion of computer system integration in July 2002.

The Brand Strategy

The central theme for consumer banking is *"One's Next,"* helping individuals develop the next step of their financial plans according to life stage. Through this strategy of individualized attention to customers, SMBC aims to build the solid and highly trusted brand value worthy of a leading bank.

Major Accomplishments

- Opening of 21 Money Lifestyle Consulting Desks, raising this service network to 139 locations as of September 30, 2001
- Began offering *Asset Building Package* and *Comprehensive Report Service*, included with monthly newsletter
- *One's Direct* service rated number-one overall among bank online services*

Goals

- Streamline and strengthen the manned branch network
- Build brand value worthy of a leading bank that is highly trusted by its customers

* Based on an online banking survey released on October 2, 2001 by the e-commerce research firm Gomez Japan K.K.

Middle Market Banking Unit

In this banking unit, SMBC is concentrating on building a "solutions business" capable of rapidly addressing the diversifying needs of small and medium-sized businesses, thereby establishing the SMBC brand firmly with this client segment. Accompanying this initiative are actions to further enhance competitiveness.

Solution-Driven Marketing

Our experts at Corporate Business Offices throughout Japan work as a single team with specialists at the head office to offer sophisticated financial services. This arrangement yields speedy responses to a broad spectrum of client needs including derivatives, electronic banking, foreign business, M&A, factoring and securitization, and initial public offerings.

In the first half of the fiscal year, this approach led SMBC to participate in a number of large-scale M&A deals and to provide solutions that utilize sophisticated financial techniques such as derivatives and syndications. In the electronic banking field, SMBC's *Perfect*, a patented reconciliation support service, raised its user base by more than 900 to 3,179 companies as of September 30, 2001.

In another development, SMBC Group members cooperated to launch *SMBC Financial Link* to support the growing need for Internet-based services. *SMBC Financial Link* brings together in a single package all SMBC Group products and services involving settlements, the extension of credit, authorizations and bill collections.

More steps will be taken in the second half of the fiscal year to enhance services for corporate clients. In October, for example, the Business Reengineering Dept. was formed within the Business Promotion Dept. at the head office to provide assistance to customers restructuring their businesses. These actions will provide a strong framework for promoting solution-driven businesses in which branches, the head office and Group companies work in unison to increase corporate value for clients.


三井住友銀行の法人営業ブランドを目指して
S
Solution
Speed
Specialty
M
Market in
B
Best Partner
C
Cooperation
SMBC : SUMITOMO MITSUI BANKING CORPORATION

Services for Small Businesses

SMBC has established Business Support Offices to function as service locations exclusively for small and medium-sized businesses and sole proprietorships throughout Japan. This framework better enables the provision of services that accurately target the needs of these clients.

In the first half of the fiscal year, emphasis was placed on offering two loan products that can respond quickly to the need among small and medium-sized companies for unsecured funding: the *Business Select Loan* and the *Business Fast Loan*. The balance of such loans at September 30, 2001 was ¥18.3 billion. SMBC also promoted *Value Door*, a product that allows each client using a personal computer to access services that meet its needs. As a result, the user base for electronic banking, a primary component of the content offered by *Value Door*, rose from about 6,000 to 9,000 companies during the first half of the fiscal year.

Our corporate finance experts specializing in small and medium-sized companies will continue to use the Business Support Office network to extend products and services that target actual client needs. Efforts will also focus on augmenting the content and functionality of *Value Door* services. Illustrating this drive was the full-fledged operation of Internet-based *Value Door* services in October 2001.

Another theme is identifying the unique needs of small and medium-sized businesses and businesses of individuals that belong to franchised chains. SMBC offers fund procurement arrangements that are compatible with the business structure of each franchising operation. We will tap this capability to attract more borrowers in this client segment.

Major Accomplishments

- Significant growth of *Perfect*, a reconciliation support service that received a business model patent in February 2000
- Launch of *SMBC Financial Link* for supporting Internet-based services
- High-profile actions to meet the funding needs of small and medium-sized companies
  - *Provision of loans featuring quick approvals and no need for collateral*

Goals

- Conducting solution-driven marketing backed by the collective resources of branches, the head office and Group companies
- Providing products and services that target the needs of small and medium-sized companies
  - *Enhancing the content of* Value Door *services*

Corporate Banking Unit

With the formation of SMBC, the Corporate Banking Unit was created as a unified organization to serve customers. This unit's primary mission is to function as a reliable source, always ready to provide sophisticated solutions to Japan's best-known corporations. To fulfill this mission, we thought it was essential to shift immediately to a more integrated front-office organization eliminating the boundaries between the two founding banks and to use that organization to build a powerful operating base. The new unified structure fulfills both of these goals.

Major Accomplishments

- Unifying front-office operations created a base on which the synergy effect of the expertise of both founding banks can be maximized
  Bolstered non-interest income, a critical management issue amidst Japan's ongoing economic slump
- Eliminated redundancies to establish a more streamlined and efficient operating base
  Reduced costs
- Completed an information management infrastructure
  Immediately after the merger, a new CRM system was launched for instantaneous sharing of information throughout the organization

Goals

- Strengthen ability to offer solutions for corporate restructuring by bolstering ties with Daiwa Securities SMBC Co. Ltd. and enhancing the operations of the Financial Solutions Department
- Strengthen and expand settlement-related businesses, particularly cash management services (CMS)
- Build on the relatively strong market positions of the two founding banks as an arranger in fields such as non-recourse loans, credit line commitments and syndicated loans

Most steps to create the necessary operating base were completed during the first half of the fiscal year. Looking ahead, the Corporate Banking Unit will be moving away from an asset-based profit structure by increasing income from fees and commissions and will continue to cut costs. With the groundwork in place, the unit is positioned to move still faster in molding a business model that will make SMBC more competitive.

Treasury Unit

Since the merger, the Treasury Unit has been operating in a seamless manner with a single dealing room supported by a single computer system and unified risk management.

Major Accomplishments

- More customer transactions, thanks to the establishment of the Treasury Marketing Department
  There were substantial increases in clients with which SMBC deals directly and clients using the unit's online dealing service
- The unit conducted decisive and flexible operations that accurately read trends in domestic and overseas markets
  This yielded a major improvement in foreign currency asset liability management (ALM) earnings, while earnings from yen-based ALM and trading operations remained high

The Treasury Marketing Department was formed to enhance our services and sales capabilities for customer transactions. Doing so provided a single department to specialize in customer transactions involving marketable products. In addition, the number of treasury officers specializing in foreign exchange-related services was increased, creating an even more powerful 24-hour foreign exchange dealing structure. The result was sharp growth in direct and online dealing clients, leading immediately to an increase in customer transactions.

In dealing operations, the unit was able to capitalize on market trends while holding market and liquidity risk within prudent parameters. Particularly noteworthy was the taking of new positions early in the fiscal year in anticipation of falling interest rates in Japan and overseas. A shift from yen to foreign currency positions during the year's first half also contributed to earnings. The overall result was a year-on-year increase of more than ¥100 billion in treasury earnings.

Goals

- Enhance convenience for clients and sharply increase the volume of customer transactions
- Enact a variety of risk controls in response to the difficult market conditions prevailing in Japan

The Treasury Unit is committed to doing whatever is needed to cater to the increasingly diversified and sophisticated demands of clients. One major advance has been to offer even more useful assistance by adding new products and bolstering the unit's ability to handle a broad array of transactions. Another has been to conduct operations that address market and liquidity risk in view of the considerable credit risk concerns about Japan on the part of market participants.

International Banking Unit

Since the April inception of SMBC, the International Banking Unit has been undertaking actions to firmly establish the SMBC brand. The unit is capitalizing on the Bank's global network to assist Japanese companies to grow in overseas markets and multi-national companies to succeed in Japan. It is promoting and upgrading global CMS so as to become more competitive in overseas markets. A realignment of overseas offices is giving SMBC a stronger presence in Asia. Progress is being made in generating more fees that are not linked to asset volume.

Major Accomplishments

- Expanded CMS business with multi-national corporations by forming alliances with prominent overseas financial institutions to offer clients local-currency settlement services and expanded CMS capabilities
  We were the first Japanese bank to develop and begin sales of a Chinese-language CMS product
- SMBC's yen custody services were awarded "top-rated" status in a survey conducted by the highly-respected industry periodical *Global Custodian*
- A strategic review was conducted for Asian offices and investments, resulting in the closing and consolidation of some subsidiaries and the finalization of a plan to establish a branch in Taipei
- The Global Client Business Dept. provided solutions to multi-national companies trying to establish themselves in Japan

Goals

- Restructure the portfolio to maximize *SMVA* (*Sumitomo Mitsui Value Added,* an internal measure of shareholder value added) and increase the volume of value-added transactions
- Utilize the network to form more global client relationships
- Further upgrade settlement-related services and other fee-based businesses

The mission of the International Banking Unit is to meet accurately and quickly the requirements of clients operating on a global scale. While making full use of the existing network, the unit will continue to enter into strategic alliances with prominent overseas financial institutions. This will produce an operating base that can meet on a real time basis the global needs of clients in Japan and overseas. In the Americas and Europe, financial services will be further refined, a move underpinned by a more sophisticated and detailed risk management system. These initiatives will all contribute to establishing a distinctive business model for SMBC. Finally, the unit aims to generate a high level of *SMVA* by emphasizing high value-added transactions and by conducting an exhaustive portfolio restructuring.

Investment Banking Unit

This unit offers a broad array of sophisticated financial products supported by a staff of skilled professionals. Able to extend financial services of the highest caliber, this unit scored a number of notable accomplishments during the first half of the fiscal year.

Major Accomplishments

- Financial solutions to customers
  Led by the newly established Financial Solutions Department, the unit presented financial solutions to a wide range of customers
- Outstanding performance by Daiwa Securities SMBC
  Ranked number-one in the IPO and corporate bond underwriting league tables in the first half of the current fiscal year
- Progress in arranging syndicated loans
  Participated in REIT, M&A fund raising and other large-scale deals

Goals

- Respond to clients' needs for business restructuring and securitization
- Develop debt capital markets
- Work in closer cooperation with Daiwa Securities SMBC
- Expand defined contribution pension plan business

The Investment Banking Unit is focusing on needs linked to clients' business restructuring programs and securitization. Particular areas of interest are financing for management buyouts, securitization of receivables and real estate, and lease financing. Daiwa Securities SMBC and other SMBC Group members in Japan and overseas will combine their resources to propose and supply a broad range of services worldwide.

To offer customers an even larger selection of solutions, the unit is developing fields with growth potential, such as debt capital markets, particularly the syndicated loan market. These initiatives will allow SMBC to meet a wider range of clients' fund raising requirements.

Daiwa Securities SMBC will be deepening its cooperation with SMBC in M&A, structured finance and other fields. By providing superior services to clients, Daiwa Securities SMBC aims to be a leading investment bank.

Defined contribution pension plans were introduced in Japan in October 2001. SMBC offers consulting, plan management services, and employee investment education related to this new pension system through Japan Pension Navigator Co., Ltd. Established in September 2000, Japan Pension Navigator is capitalized by SMBC and five other financial services companies belonging to the Mitsui and Sumitomo groups.

Corporate History

1876	Mitsui Bank is established.
1893	Mitsui Bank reorganizes itself as an unlimited partnership.
1895	Sumitomo Bank is established.
1909	Mitsui Bank reorganizes into a limited company.
1912	Sumitomo Bank reorganizes into a limited company.
1936	The seven major banks of Hyogo Prefecture are merged into Kobe Bank.
1940	Dai Nihon Mujin is established.
1943	Mitsui Bank merges with Dai-Ichi Bank to form Teikoku Bank.
1944	Teikoku Bank merges with Jugo Bank.
1945	Sumitomo Bank merges with Hannan and Ikeda Jitsugyo Banks. Kobe Bank begins trust business.
1948	Dai Nihon Mujin is renamed Nihon Mujin. Teikoku Bank splits off Dai-Ichi Bank. Sumitomo Bank is renamed Osaka Bank.
1949	Teikoku Bank's shares are listed on the Tokyo and Osaka stock exchanges. Osaka Bank's shares are listed on the Tokyo and Osaka stock exchanges.
1951	Nihon Mujin is renamed Nihon Sogo Bank.
1952	Osaka Bank's name is restored to Sumitomo Bank.
1954	Teikoku Bank's name is restored to Mitsui Bank.
1960	Kobe Bank's trust division is transferred to Toyo Trust and Banking.
1965	Sumitomo Bank merges with Kawachi Bank.
1968	Mitsui Bank merges with Toto Bank. Nihon Sogo Bank converts to an ordinary bank and is renamed Taiyo Bank.
1973	Kobe Bank and Taiyo Bank merge to form Taiyo Kobe Bank.
1986	Sumitomo Bank merges with Heiwa Sogo Bank.
1990	Mitsui Bank and Taiyo Kobe Bank merge to form Mitsui Taiyo Kobe Bank.
1992	Mitsui Taiyo Kobe Bank is renamed Sakura Bank.
1999	Sakura Bank and Sumitomo Bank develop a strategic alliance leading to future integration of the two banks.
2001	Sakura Bank and Sumitomo Bank merge to form Sumitomo Mitsui Banking Corporation.

Financial Section

Following is a summary of consolidated and nonconsolidated financial statements for the interim period ended September 30, 2001. Figures for the six-month period ended September 30, 2000 and the year ended March 31, 2001 are combined figures for former Sakura Bank and former Sumitomo Bank (with the exception of the figures on pages 27-45).

Financial Review (Consolidated)

1. Operating Results

Consolidated results for the six-month period ended September 30, 2001 include the result of 155 consolidated subsidiaries (101 in Japan and 54 overseas), 5 overseas non-consolidated subsidiaries accounted for by the equity method, and 35 affiliated companies (10 in Japan and 25 overseas) accounted for by the equity method.

Consolidated gross profit posted a year-on-year increase of ¥112.4 billion to ¥974.7 billion and, after general and administrative expenses, total credit cost and other items, the operating profit declined ¥253.8 billion to ¥114.5 billion.

After the extraordinary gains and losses, income taxes and minority interests, net income declined ¥73.0 billion to ¥34.2 billion.

Deposits, excluding NCDs, as of September 30, 2001 were ¥60,533.2 billion, a ¥2,515.9 billion decrease compared with as of March 31, 2001. During the same period, loans and bills discounted declined ¥809.5 billion to ¥64,727.6 billion, and securities declined ¥6,800.9 billion to ¥20,511.6 billion.

As a result, total assets declined ¥11,740.7 billion to ¥107,502.0 billion during the six-month period.

Number of Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

As of September 30, 2001 and 2000, and March 31, 2001

	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Consolidated subsidiaries	155	134	149
Subsidiaries and affiliates accounted for by the equity method	40	72	41

Income Summary

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Consolidated gross profit	¥ 974.7	¥ 862.3	¥1,837.9
Net interest income	674.7	610.5	1,323.5
Net fees and commissions	153.5	154.0	316.3
Net trading income	73.7	43.3	109.0
Net other operating income	72.8	54.5	89.0
General and administrative expenses	¥(468.4)	¥(448.6)	¥ (940.9)
Total credit cost	(356.7)	(384.0)	(992.9)
Write-off of loans	(196.8)	(164.0)	(814.4)
Transfer to specific reserve	(62.3)	(349.4)	(258.5)
Transfer to general reserve for possible loan losses	(62.8)	164.4	209.5
Others	(34.8)	(35.1)	(129.5)
Gains (losses) on stocks	¥ (18.9)	¥ 243.2	¥ 468.5
Net income (loss) from nonconsolidated entities accounted for by the equity method	(0.4)	24.1	44.4
Other income (expenses)	(15.9)	71.3	77.7
Operating profit	¥ 114.5	¥ 368.3	¥ 494.6
Extraordinary losses	(15.8)	(37.1)	(89.1)
Income before income taxes and minority interests	98.7	331.3	405.5
Income taxes, current	(37.7)	(75.2)	(65.5)
deferred	(3.6)	(136.9)	(198.2)
Minority interests in net income	(23.1)	(12.0)	(9.3)
Net income	¥ 34.2	¥ 107.2	¥ 132.4
<Reference>			
Consolidated banking profit	¥ 447.8	¥ 411.9	¥ 833.2

Notes: 1. Consolidated gross profit = (Interest income − Interest expenses) + (Fees and commissions (income) − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)

2. Consolidated banking profit = Nonconsolidated banking profit (excluding transfer to general reserve for possible loan losses) + Subsidiaries' operating profit (excluding temporary factors) + Affiliates' operating profit x Ownership ratio − Internal transactions (dividends, etc.)

Assets, Liabilities and Stockholders' Equity
As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Assets	**¥107,502.0**	¥107,323.1	¥119,242.7
Loans and bills discounted	**64,727.6**	66,662.4	65,537.1
Securities	**20,511.6**	19,032.3	27,312.5
Liabilities	**103,181.9**	102,348.8	114,239.1
Deposits (excluding negotiable certificates of deposit)	**60,533.2**	61,085.8	63,049.1
Minority interests	**967.9**	977.4	990.6
Stockholders' equity	**3,352.2**	3,996.9	4,013.0

2. Unrealized Gains (Losses) on Securities

As of September 30, 2001, net unrealized losses on securities were ¥644.7 billion, a decline of ¥970.2 billion compared with April 1, 2001 at the time of the merger. Net unrealized losses on other securities (including other money held in trust), which are deducted from equity beginning with the current fiscal year due to the adoption of mark-to-market accounting, amounted to ¥645.0 billion, a decline of ¥970.5 billion compared with the net unrealized gains in April 1, 2001.

The large increase in unrealized losses on other securities was attributable to a decline of ¥900.4 billion in the book value of stocks, compared with April 1, 2001. This decline was caused by Japan's persistent economic downturn as well as a fall in stock prices sparked by global economic uncertainty in the wake of the terrorist attacks in the U.S.

The primary reason for the difference between this figure and the figure for nonconsolidated net unrealized gains (losses) is unrealized gains (losses) on foreign stocks held by subsidiaries (see page 26).

Unrealized Gains (Losses) on Securities
As of September 30, 2001, and April 1, 2001

	Billions of yen						
	Sept. 30, 2001				Apr. 1, 2001*		
	Net unrealized gains (losses) (a)	(a)–(b)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (b)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ 0.3**	**¥ 0.4**	**¥ 0.8**	**¥ (0.5)**	¥ (0.1)	¥ 0.0	¥ (0.1)
Other securities	**(641.0)**	**(970.1)**	**408.9**	**(1,049.9)**	329.2	661.1	(331.9)
Stocks	**(806.3)**	**(900.4)**	**214.2**	**(1,020.4)**	94.1	408.7	(314.6)
Bonds	**82.0**	**(28.4)**	**91.9**	**(9.9)**	110.5	113.7	(3.2)
Others	**83.3**	**(41.3)**	**102.8**	**(19.5)**	124.6	138.7	(14.1)
Other money held in trust	**(4.0)**	**(0.4)**	**0.3**	**(4.3)**	(3.6)	0.8	(4.4)
Total	**(644.7)**	**(970.2)**	**410.0**	**(1,054.7)**	325.5	661.9	(336.5)
Stocks	**(806.3)**	**(900.4)**	**214.2**	**(1,020.4)**	94.1	408.7	(314.6)
Bonds	**81.7**	**(28.7)**	**92.0**	**(10.2)**	110.5	113.7	(3.2)
Others	**79.8**	**(41.1)**	**103.8**	**(24.0)**	120.9	139.5	(18.6)

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "deposits with banks" and commercial papers as well as claims on loan trust in "commercial paper and other debt purchased."
2. In principle, the values of stocks as of September 30, 2001 are calculated using the average market price during the final month of the six-month period ended September 30, 2001. The values of bonds and others are calculated using market prices as of September 30, 2001.
3. Unrealized gains (losses) as of April 1, 2001 (at the time of the merger) use market values as of March 31, 2001 as the basis for calculating unrealized gains (losses) on "other securities" of the former Sakura Bank that had unrealized losses.
4. "Other securities" as of September 30, 2001 are valued at market price. Consequently, figures in the above table show the differences between the acquisition cost (or amortized cost) and the balance sheet amounts.

* Figures in these columns show results after adjustments for the merger accounting.

3. Consolidated Capital Ratio (BIS Guidelines)

As of September 30, 2001, the consolidated capital ratio (BIS guidelines) was 10.79%.

Total capital, which constitutes the numerator in the capital ratio calculation equation, decreased ¥689.4 billion compared with the end of the previous term to ¥7,294.9 billion as a result of the adjustment for merger accounting and inclusion of unrealized gains (losses) on "other securities" in Tier I capital. The denominator, risk-adjusted assets, declined ¥4,259.2 billion compared with the end of the previous term to ¥67,557.4 billion. This decline was mainly attributable to the adjustment for merger accounting and a decline in balance sheet assets due mainly to the introduction of mark-to-market accounting for other securities.

Consolidated Capital Ratio (BIS Guidelines)
As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen				
	Sept. 30, 2001	Sept. 30, 2000		Mar. 31, 2001	
		Sakura Bank	Sumitomo Bank	Sakura Bank	Sumitomo Bank
Tier I capital (A)	**¥ 4,083.7**	¥ 2,481.4	¥ 2,218.3	¥ 2,496.4	¥ 2,258.3
Tier II capital (B)	**3,300.9**	1,646.7	1,981.8	1,351.6	1,995.4
Deductions (C)	**(89.7)**	(1.0)	(2.1)	(13.7)	(103.6)
Total capital (A)+(B)−(C)=(D)	**¥ 7,294.9**	¥ 4,127.0	¥ 4,198.0	¥ 3,834.3	¥ 4,150.0
Risk-adjusted assets (E)	**¥67,557.4**	¥33,543.5	¥37,054.3	¥33,891.4	¥37,925.2
Capital ratio (BIS guidelines) = (D)/(E) x 100	**10.79%**	12.30%	11.32%	11.31%	10.94%

Financial Review (Nonconsolidated)

1. Operating Results

As a result of a ¥131.8 billion year-on-year increase in gross banking profit and a ¥13.5 billion decrease in expenses (excluding non-recurring losses), banking profit (excluding transfer to general reserve for possible loan losses) increased ¥145.3 billion compared with the same period in the previous fiscal year to ¥515.8 billion.

Operating profit, which is computed by adjusting banking profit (excluding transfer to general reserve for possible loan losses) for non-recurring items including total credit cost and losses on stocks was ¥127.1 billion. Total credit cost amounted to ¥305.4 billion, resulting from the stagnant financial performance of corporate customers and deterioration of collateral values amid the prolonged recession. At the same time, SMBC is accelerating the work-out of problem assets by writing them off.

After adjusting operating profit for extraordinary losses of ¥16.1 billion and income taxes of ¥31.3 billion, interim net income amounted to ¥79.8 billion, a ¥20.5 billion decrease compared with the same period in the previous fiscal year.

2. Income Analysis

Gross Banking Profit

Gross banking profit increased ¥131.8 billion compared with the first half of the previous fiscal year to ¥849.3 billion. Gross banking profit from domestic operations decreased ¥16.1 billion compared with the same period in the previous fiscal year, mainly attributable to a ¥16.8 billion decline in interest income with the loan balance falling due to a downturn in demand for loans among corporate borrowers. Gross banking profit from international operations increased ¥105.6 billion from the same period in the previous fiscal year to ¥147.9 billion. This was the result of trading gains on treasury earnings due to falling U.S. dollar interest rates, and also dividends from subsidiaries.

Expenses

Expenses (excluding non-recurring losses) decreased ¥13.5 billion compared with the first half of the previous fiscal year to ¥333.5 billion. This was mainly attributable to a ¥7.2 billion decline in personnel expenses and a ¥5.3 billion decrease in non-personnel expenses, a result of enhanced efficiency of marketing channels, through integrations and closures of branches including the ATM network.

Banking Profit

Banking profit (excluding transfer to general reserve for possible loan losses) increased ¥145.3 billion compared with the first half of the previous fiscal year to ¥515.8 billion.

Banking Profit

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Gross banking profit	**¥ 849.3**	¥ 717.5	¥ 1,503.2
Gross banking profit (excluding gains/losses on bonds)	**819.2**	719.7	1,494.4
Net interest income	**674.6**	585.8	1,240.7
Net fees and commissions	**73.3**	74.6	150.7
Net trading income	**70.9**	34.1	95.4
Net other operating income	**30.5**	23.0	16.4
Gross domestic banking profit	**616.0**	632.1	1,259.2
Gross international banking profit	**233.3**	85.4	244.0
Transfer to general reserve for possible loan losses	**¥ (37.4)**	¥ 144.6	¥ 188.6
Expenses (excluding non-recurring losses)	**(333.5)**	(347.0)	(700.1)
Personnel expenses	**(140.1)**	(147.3)	(294.0)
Non-personnel expenses	**(177.7)**	(183.0)	(370.6)
Taxes	**(15.7)**	(16.7)	(35.5)
Banking Profit	**¥ 478.4**	¥ 515.1	¥ 991.7
Banking profit (excluding transfer to general reserve for possible loan losses)	**515.8**	370.5	803.1
Banking profit (excluding transfer to general reserve for possible loan losses and gains/losses on bonds)	**485.7**	372.7	794.3

<Reference>

Financial Results by Business Unit

Six-month period ended September 30, 2001

	Billions of yen						
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	Total
Banking Profit (excluding transfer to general reserve for possible loan losses)	¥15.4	¥185.5	¥62.3	¥12.2	¥204.8	¥35.6	¥515.8
Year-on-year change	8.3	5.4	2.0	(5.8)	101.9	33.5	145.3

Notes: 1. Year-on-year comparison excludes changes due to interest rate and foreign exchange fluctuation.
2. Others consist of: 1) financing costs on preferred securities and subordinated debt, 2) dividend income from overseas subsidiaries, 3) profit earned from investing the Bank's own capital, 4) adjustment of inter-group transactions, 5) headquarter expenses, etc.

Non-recurring Losses

Non-recurring losses amounted to ¥351.3 billion with a total credit cost of ¥305.4 billion as the main component. Other non-recurring items include a net gain of ¥16.3 billion on sales of stocks and a charge of ¥68.9 billion resulting from devaluation of stocks.

Operating Profit

As a result, operating profit amounted to ¥127.1 billion, a ¥128.0 billion decrease compared with the first half of the previous fiscal year.

Extraordinary Gains (Losses)

There was a net extraordinary loss of ¥16.1 billion. The major components were a loss of ¥4.6 billion in gains (losses) on disposition of premises and equipment including branches, company housing and other real estate as a part of restructuring, and the amortization of ¥10.1 billion in net transition obligations resulting from the adoption of the new accounting standard for employee retirement benefits.

Net Income

Income taxes totaled ¥9.8 billion as the current portion and ¥21.5 billion as the deferred portion under tax-effect accounting. As a result, interim net income was ¥79.8 billion, a ¥20.5 billion decrease compared with the first half of the previous fiscal year.

Operating Profit and Net Income

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Banking profit (excluding transfer to general reserve for possible loan losses)	**¥ 515.8**	¥ 370.5	¥ 803.1
Transfer to general reserve for possible loan losses	**(37.4)**	144.6	188.6
Banking profit	**¥ 478.4**	¥ 515.1	¥ 991.7
Non-recurring losses	**(351.3)**	(260.0)	(632.5)
Total credit cost	**(305.4)**	(297.9)	(819.1)
Write-off of loans	**(138.7)**	(129.3)	(741.4)
Transfer to specific reserve	**(98.4)**	(279.6)	(156.5)
Transfer to reserve for losses on loans sold	**(23.6)**	(22.2)	(52.9)
Losses on loans sold to CCPC	**(2.2)**	(5.6)	(31.7)
Losses on sale of delinquent loans	**(13.4)**	(3.3)	(25.1)
Transfer to loan loss reserve for specific overseas countries	**8.3**	(2.5)	0.0
Gains (losses) on stocks	**(52.6)**	123.0	311.4
Gains on sale of stocks	**28.2**	180.1	496.2
Losses on sale of stocks	**(11.9)**	(14.0)	(66.8)
Losses on devaluation of stocks	**(68.9)**	(43.1)	(118.1)
Operating profit	**¥ 127.1**	¥ 255.1	¥ 359.2
Extraordinary losses	**(16.1)**	(38.3)	(86.1)
Losses on disposition of premises and equipment	**(4.6)**	(10.2)	(30.5)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	**(10.1)**	(28.3)	(56.5)
Income taxes, current	**(9.8)**	(22.7)	(9.5)
Income taxes, deferred	**(21.5)**	(93.9)	(125.7)
Effect of introduction of enterprise taxes on the banking industry by the Osaka Prefectural Government	**—**	(32.4)	(32.0)
Net income	**¥ 79.8**	¥ 100.3	¥ 137.8

Note: Total credit cost includes transfer to general reserve for possible loan losses.

3. Assets, Liabilities and Stockholders' Equity

Assets

Nonconsolidated bank assets were ¥101,342.1 billion, a ¥12,385.4 billion decrease compared with March 31, 2001. This was mainly attributable to a decline of ¥7,071.8 billion in securities. A large volume of short-term Japanese government bonds was redeemed upon maturity, and the Bank posted substantial net unrealized losses on stocks as a result of the application of mark-to-market accounting on "other securities" during the period. In addition, there was a ¥676.3 billion decline in loans and bills discounted because of a further downturn in demand for loans among corporate borrowers amid Japan's prolonged economic difficulties.

Liabilities

Liabilities were ¥97,827.5 billion, a ¥11,700.1 billion decrease compared with March 31, 2001. Deposits, the largest component of liabilities, decreased ¥2,430.0 billion to ¥56,611.3 billion during the same period.

Stockholders' Equity

Stockholders' equity was ¥3,514.6 billion, a ¥685.3 billion decrease compared with March 31, 2001. One reason for the decline was the reduction of ¥427.0 billion in the equity of Sakura Bank prior to the transfer of its equity to SMBC upon the merger. This reduction represents two items: charges resulting from the revaluation of land used for business operations and application of mark-to-market accounting on securities where unrealized losses existed, and the provision of a reserve for unrecognized obligations for payments of employees' prior service retirement benefits. Also contributing to the decline in stockholders' equity of the Bank was a deduction of ¥425.7 billion in unrealized gains (losses) account on "other securities" after adjusting the tax-effect accounting in accordance with a newly adopted accounting standard. Stockholders' equity increased ¥100.0 billion as a result of the conversion of yen-denominated convertible bonds matured in 2001 to common stock.

As of September 30, 2001, there were 5,709 million common stocks and 967 million preferred stocks outstanding. Excluding preferred stock, stockholders' equity per share was ¥387.72.

Assets, Liabilities and Stockholders' Equity

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Assets	**¥101,342.1**	¥100,774.2	¥113,727.5
Loans and bills discounted	**61,071.6**	63,023.3	61,747.9
Securities	**19,988.2**	18,596.3	27,060.0
Liabilities	**97,827.5**	96,564.8	109,527.6
Deposits	**56,611.3**	57,560.1	59,041.3
Negotiable certificates of deposit	**11,152.5**	9,241.5	11,688.5
Stockholders' equity	**3,514.6**	4,209.4	4,199.9

4. Unrealized Gains (Losses) on Securities

As of September 30, 2001, net unrealized losses on securities were ¥689.4 billion, a decline of ¥884.0 billion compared with April 1, 2001 at the time of the merger. Net unrealized losses on "other securities" (including "other money held in trust"), which are deducted from equity beginning with the current fiscal year due to the adoption of mark-to-market accounting, amounted to ¥693.5 billion, a decline of ¥890.3 billion compared with the net unrealized gains in April 1, 2001 at the time of the merger.

The large increase in unrealized losses on "other securities" was attributable to a decline of ¥892.5 billion in the net unrealized gains (losses) of stocks compared with April 1, 2001. This decline was caused by Japan's persistent economic downturn as well as a fall in stock prices sparked by global economic uncertainty in the wake of the terrorist attacks in the U.S.

Unrealized Gains (Losses) on Securities

As of September 30, 2001 and April 1, 2001

	Billions of yen						
	Sept. 30, 2001				Apr. 1, 2001*		
	Net unrealized gains (losses) (a)	(a)–(b)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (b)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ 0.6**	**¥ 0.7**	**¥ 0.7**	**¥ (0.1)**	¥ 0.1	¥ 0.0	¥ (0.1)
Stocks of subsidiaries and affiliates	**3.6**	**5.7**	**19.2**	**(15.6)**	(2.1)	6.2	(8.3)
Other securities	**(689.5)**	**(889.9)**	**327.5**	**(1,017.0)**	200.4	505.2	(304.8)
Stocks	**(798.7)**	**(892.5)**	**196.5**	**(995.2)**	93.8	387.8	(294.0)
Bonds	**79.2**	**(25.7)**	**87.3**	**(8.1)**	104.9	107.5	(2.6)
Others	**30.0**	**28.3**	**43.7**	**(13.7)**	1.7	9.9	(8.2)
Other money held in trust	**(4.0)**	**(0.4)**	**0.3**	**(4.3)**	(3.6)	0.8	(4.4)
Total	**(689.4)**	**(884.0)**	**347.6**	**(1,037.0)**	194.6	512.3	(317.7)
Stocks	**(795.1)**	**(886.8)**	**215.7**	**(1,010.8)**	91.7	394.1	(302.4)
Bonds	**79.2**	**(25.7)**	**87.3**	**(8.1)**	104.9	107.5	(2.6)
Others	**26.5**	**28.5**	**44.6**	**(18.1)**	(2.0)	10.7	(12.7)

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "deposits with banks" and commercial papers as well as claims on loan trust in "commercial paper and other debt purchased."

2. The values of stocks as of September 30, 2001 are calculated using average market price during the final month of the six-month period ended September 30, 2001. The values of bonds and others are calculated using market prices at September 30, 2001.

3. Unrealized gains (losses) as of April 1, 2001 (at the time of the merger) use market values as of March 31, 2001 as the basis for calculating unrealized gains (losses) on "other securities" of the former Sakura Bank that had unrealized losses.

4. "Other securities" as of September 30, 2001 are valued at market price. Consequently, figures in the above table show the differences between the acquisition cost (or amortized cost) and the balance sheet amounts.

* Figures in these columns show results after adjustments for the merger accounting.

Consolidated Interim Balance Sheet (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
As of September 30, 2001

	Millions of yen	Millions of U.S. dollars
Assets		
Cash and due from banks	¥ 1,764,049	$ 14,774
Deposits with banks	3,972,206	33,268
Call loans and bills bought	425,289	3,562
Receivables under resale agreements	981,216	8,218
Commercial paper and other debt purchased	330,214	2,766
Trading assets	3,225,015	27,010
Money held in trust	63,622	533
Securities	20,511,560	171,789
Loans and bills discounted	64,727,609	542,107
Foreign exchanges	644,896	5,401
Other assets	4,362,508	36,537
Premises and equipment	1,414,607	11,848
Lease assets	939,746	7,870
Deferred tax assets	1,696,347	14,207
Goodwill	5,446	46
Customers' liabilities for acceptances and guarantees	3,601,158	30,160
Reserve for possible loan losses	(1,163,469)	(9,744)
Total assets	**¥107,502,027**	**$900,352**
Liabilities, minority interests and stockholders' equity		
Liabilities		
Deposits	¥ 71,825,070	$601,550
Call money and bills sold	8,541,814	71,540
Payables under repurchase agreements	1,808,365	15,145
Commercial paper	1,274,071	10,671
Trading liabilities	2,163,173	18,117
Borrowed money	2,938,927	24,614
Foreign exchanges	251,403	2,106
Bonds	3,398,674	28,465
Convertible bonds	1,106	9
Pledged money for securities lending transactions	3,906,531	32,718
Other liabilities	2,943,028	24,649
Reserve for employee bonuses	22,385	187
Reserve for employee retirement benefits	180,457	1,511
Reserve for possible losses on loans sold	126,538	1,060
Other reserves	637	5
Deferred tax liabilities	53,352	447
Deferred tax liabilities for land revaluation	145,229	1,216
Acceptances and guarantees	3,601,158	30,160
Total liabilities	**¥103,181,928**	**$864,170**
Minority interests	**¥ 967,934**	**$ 8,107**
Stockholders' equity		
Preferred stock	¥ 650,500	$ 5,448
Common stock	676,246	5,664
Capital surplus	1,684,361	14,107
Land revaluation excess	230,153	1,928
Retained earnings	541,424	4,534
Net unrealized losses on other securities	(394,819)	(3,307)
Foreign currency translation adjustments	(18,479)	(155)
Subtotal	¥ 3,369,386	$ 28,219
Treasury stock	¥ (33)	$ (0)
Parent bank stock held by subsidiaries	(17,189)	(144)
Total stockholders' equity	**¥ 3,352,163**	**$ 28,075**
Total liabilities, minority interests and stockholders' equity	**¥107,502,027**	**$900,352**

See accompanying notes to consolidated interim financial statements.

Consolidated Interim Statement of Income (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six-month period ended September 30, 2001

	Millions of yen	Millions of U.S. dollars
Income		
Interest income:	¥1,067,744	$ 8,942
Interest on loans and discounts	734,419	6,151
Interest and dividends on securities	147,883	1,239
Fees and commissions	189,936	1,591
Trading profits	73,656	617
Other operating income	394,199	3,301
Other income	82,132	688
Total income	**¥1,807,669**	**$15,139**
Expenses		
Interest expenses:	¥ 393,013	$ 3,291
Interest on deposits	202,980	1,700
Fees and commissions	36,388	305
Other operating expenses	321,415	2,692
General and administrative expenses	468,382	3,923
Transfer to reserve for possible loan losses	116,760	978
Other expenses	373,043	3,124
Total expenses	**¥1,709,004**	**$14,313**
Income before income taxes and minority interests	¥ 98,665	$ 826
Income taxes:		
Current	¥ 37,746	$ 316
Deferred	3,605	30
Minority interests in net income	23,116	194
Net income	**¥ 34,196**	**$ 286**

	Yen	U.S. dollars
Per share data:		
Net income	¥6.02	$0.05
Net income — diluted	6.01	0.05
Declared dividends on preferred stock (First series Type 1)*	—	—
Declared dividends on preferred stock (Second series Type 1)*	—	—
Declared dividends on preferred stock (Type 5)*	—	—
Declared dividends on common stock*	—	—

*The dividends for fiscal 2001 will be paid in lump-sum without an interim dividend payment.

See accompanying notes to consolidated interim financial statements.

Consolidated Interim Statement of Stockholders' Equity (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six-month period ended September 30, 2001

	Millions of yen								
	Preferred stock	Common stock	Capital surplus	Land revaluation excess	Retained earnings	Net unrealized losses on securities	Foreign currency translation adjustments	Deduction	Total
Balance as of March 31, 2001	¥250,500	¥502,348	¥643,080	¥167,613	¥319,924	¥ —	¥(32,171)	¥(14,144)	¥1,837,151
Merger with The Sakura Bank, Limited	400,309	123,542	991,326	42,690	296,313			(42)	1,854,139
Change due to increase/decrease of subsidiaries and affiliates				20,366	(97,396)		(20,939)	(4,552)	(102,522)
Conversion of preferred stock to common stock	(309)	309							—
Conversion of convertible bonds to common stock		50,045	49,954						100,000
Change of effective tax rates and others				(929)					(929)
Cash dividends paid					(11,199)				(11,199)
Transfer from land revaluation excess to retained earnings				413	(413)				—
Net income					34,196				34,196
Adoption of accounting standards for financial instruments						(394,819)			(394,819)
Change of foreign currency translation adjustments							34,631		34,631
Change of treasury stock and parent bank stock held by subsidiaries								1,518	1,518
Balance as of September 30, 2001	**¥650,500**	**¥676,246**	**¥1,684,361**	**¥230,153**	**¥541,424**	**¥(394,819)**	**¥(18,479)**	**¥(17,222)**	**¥3,352,163**

	Millions of U.S. dollars								
	Preferred stock	Common stock	Capital surplus	Land revaluation excess	Retained earnings	Net unrealized losses on securities	Foreign currency translation adjustments	Deduction	Total
Balance as of March 31, 2001	$2,098	$4,207	$5,386	$1,404	$2,679	$ —	$(270)	$(118)	$15,386
Merger with The Sakura Bank, Limited	3,353	1,035	8,302	358	2,481			(0)	15,529
Change due to increase/decrease of subsidiaries and affiliates				171	(816)		(175)	(39)	(859)
Conversion of preferred stock to common stock	(3)	3							—
Conversion of convertible bonds to common stock		419	419						838
Change of effective tax rates and others				(8)					(8)
Cash dividends paid					(93)				(93)
Transfer from land revaluation excess to retained earnings				3	(3)				—
Net income					286				286
Adoption of accounting standards for financial instruments						(3,307)			(3,307)
Change of foreign currency translation adjustments							290		290
Change of treasury stock and parent bank stock held by subsidiaries								13	13
Balance as of September 30, 2001	**$5,448**	**$5,664**	**$14,107**	**$1,928**	**$4,534**	**$(3,307)**	**$(155)**	**$(144)**	**$28,075**

See accompanying notes to consolidated interim financial statements.

Consolidated Interim Statement of Cash Flows (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six-month period ended September 30, 2001

	Millions of yen	Millions of U.S. dollars
1. *Cash flows from operating activities*		
Income before income taxes and minority interests	¥ 98,665	$ 826
Depreciation of premises, equipment and others	46,712	391
Depreciation of lease assets	153,718	1,287
Amortization of goodwill	1,827	15
Net loss from nonconsolidated entities accounted for by the equity method	364	3
Net change in reserve for possible loan losses	(104,836)	(878)
Net change in reserve for possible losses on loans sold	(18,728)	(157)
Net change in reserve for employee bonuses	22,385	187
Net change in reserve for employee retirement benefits	(9,984)	(84)
Interest income	(1,067,744)	(8,942)
Interest expenses	393,013	3,291
Net gains on securities	(17,951)	(150)
Net loss from money held in trust	349	3
Net exchange losses	9,313	78
Net losses from disposition of premises and equipment	8,309	70
Net losses from disposition of lease assets	885	7
Gain on sale of business operation	(5,000)	(42)
Net change in trading assets	(727,177)	(6,090)
Net change in trading liabilities	880,170	7,372
Net change in loans and bills discounted	658,132	5,512
Net change in deposits	(2,512,450)	(21,042)
Net change in negotiable certificates of deposit	(355,050)	(2,974)
Net change in borrowed money (excluding subordinated debt)	(430,281)	(3,604)
Net change in deposits with banks	1,525,833	12,779
Net change in call loans, bills bought and receivables under resale agreements	2,113,527	17,701
Net change in pledged money for securities borrowing transactions	(223,111)	(1,869)
Net change in call money, bills sold and payables under repurchase agreements	(4,881,493)	(40,883)
Net change in commercial paper	(462,749)	(3,876)
Net change in pledged money for securities lending transactions	(984,252)	(8,243)
Net change in foreign exchanges (assets)	93,962	787
Net change in foreign exchanges (liabilities)	655	6
Net change in bonds (excluding subordinated bonds)	200,293	1,678
Interest received	1,154,603	9,670
Interest paid	(475,110)	(3,979)
Other, net	(753,281)	(6,308)
Subtotal	¥(5,666,480)	$(47,458)
Income taxes paid	(31,808)	(266)
Net cash used in operating activities	**¥(5,698,288)**	**$(47,724)**

	Millions of yen	Millions of U.S. dollars
2. Cash flows from investing activities		
Purchases of securities	¥(20,323,863)	$(170,217)
Proceeds from sale of securities	16,412,440	137,458
Proceeds from maturity of securities	9,595,326	80,363
Purchases of money held in trust	(1,677)	(14)
Proceeds from sale of money held in trust	8,653	72
Purchases of premises and equipment	(24,814)	(208)
Proceeds from sale of premises and equipment	4,469	37
Purchase of lease assets	(182,574)	(1,529)
Proceeds from sale of lease assets	17,289	145
Purchases of subsidiaries' stocks	(599)	(5)
Proceeds from sale of business operation	5,000	42
Net cash provided by investing activities	**¥ 5,509,649**	**$ 46,144**
3. Cash flows from financing activities		
Proceeds from issuance of subordinated debt	¥ 45,000	$ 377
Repayment of subordinated debt	(146,000)	(1,223)
Proceeds from issuance of subordinated bonds, convertible bonds and notes	151,000	1,265
Repayment of subordinated bonds, convertible bonds and notes	(89,045)	(746)
Dividends paid	(11,084)	(93)
Payment of delivered money due to merger	(17,834)	(149)
Dividends paid to minority stockholders	(22,153)	(186)
Purchases of treasury stock	(8,288)	(69)
Proceeds from sale of treasury stock	8,286	69
Proceeds from sale of parent bank stock held by subsidiaries	1,607	14
Net cash used in financing activities	**¥ (88,511)**	**$ (741)**
4. Effects of exchange rate changes on cash and due from banks	**¥ (1,320)**	**$ (11)**
5. Net change in cash and due from banks	**¥ (278,471)**	**$ (2,332)**
6. Cash and due from banks at beginning of reporting period	**¥ 868,132**	**$ 7,271**
7. Change in cash and due from banks due to merger	**¥ 1,075,527**	**$ 9,007**
8. Change in cash and due from banks due to merger of consolidated subsidiaries	**¥ 2,401**	**$ 20**
9. Change in cash and due from banks due to consolidation of new subsidiaries	**¥ 96,459**	**$ 808**
10. Cash and due from banks at end of reporting period	**¥ 1,764,049**	**$ 14,774**

See accompanying notes to consolidated interim financial statements.

Notes to Consolidated Interim Financial Statements

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six-month period ended September 30, 2001

1. Accounting policies

1. Scope of consolidation

(1) Consolidated subsidiaries: 155 companies

Principal companies:

THE MINATO BANK, LTD.
The Bank of Kansai, Ltd.
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Co., Ltd.
Sakura Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Seventy-three companies such as THE MINATO BANK, LTD., and two companies, including Sansei Guarantee Co., Ltd., are consolidated from this fiscal year, due to merger with The Sakura Bank, Limited and acquisition of shares, respectively. Four companies, such as Izumi Center Service Co., Ltd., are excluded from consolidation due to liquidation effective April 1, 2001.

(2) Nonconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred-seven subsidiaries, such as S.B.L. Management Company Limited, are anonymous partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, based on Article 5 Paragraph 1 Item 2 of Consolidated Interim Financial Statements Regulation, they were not treated as consolidated subsidiaries. The total assets, total income, net income (adjusted for equity held) and retained earnings (adjusted for equity held) of other nonconsolidated subsidiaries have no significant impact, within reasonable judgment, on the consolidated financial statements.

2. Application of the equity method

(1) Nonconsolidated subsidiaries accounted for by the equity method: 5 companies

Principal company:

SBCS Co., Ltd.

Five companies, such as SBCS Co., Ltd., are newly included in subsidiaries accounted for by the equity method due to merger with The Sakura Bank, Limited.

(2) Affiliates accounted for by the equity method: 35 companies

Principal companies

Daiwa Securities SMBC Co. Ltd.
QUOQ Inc.

Two companies, such as Sony Bank Inc., and five companies, such as Bangkok SMBC Leasing Co., Ltd., are from this fiscal year newly included in affiliates accounted for by the equity method, due to acquisition of shares and merger with The Sakura Bank, Limited, respectively.

Daiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd. (former name: Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.) is excluded from affiliates accounted for by the equity method due to liquidation.

(3) Nonconsolidated subsidiaries that are not accounted for by the equity method

One hundred-seven subsidiaries, such as S.B.L. Management, are anonymous partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, based on Article 7 Paragraph 1 Item 2 of Consolidated Interim Financial Statements Regulation, they were not accounted for by the equity method.

(4) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Net income and retained earnings of nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no significant impact on the consolidated financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of consolidated subsidiaries are as follows:

March 31:	5 companies
April 30:	1 company
June 30:	60 companies
July 31:	1 company
September 30:	88 companies

(2) As for the companies whose interim balance sheet date is March 31 or April 30, the account closing for consolidation was done provisionally as of September 30 or July 31, respectively. The other companies are consolidated on the basis of their respective interim balance sheet dates.

Appropriate adjustment was made for any significant transactions during the periods from their respective interim balance sheet dates.

4. Accounting methods

(1) Standards for recognition and measurement of trading assets and liabilities

Standards for recognition and measurement of trading assets and liabilities are as follows:

Recognition:

Trading account positions relating to transactions made for the purposes of seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets, are included in Trading assets or Trading liabilities on the consolidated balance sheet on a contract date basis.

Measurement:

Trading securities and monetary claims purchased for trading purposes are stated at market value, and financial derivatives, such as swaps, futures and options, are at the amounts that would be settled if the transactions were terminated at the balance sheet date.

Trading profits and trading losses include interest received/paid and the amount of change in valuation gains/losses for securities, monetary claims and derivatives as of the consolidated interim term end date compared with that at the end of the previous term. The amounts of change of valuation gains/losses for derivatives are measured using the estimated settlement price assuming settlement in cash at the consolidated interim term end date.

(2) Standard for recognition and measurement of securities

(a) As for securities other than those in trading portfolio, debt securities which Sumitomo Mitsui Banking Corporation ("the Bank") and consolidated subsidiaries have the positive intent and ability to hold to maturity (held-to-maturity securities) are carried at amortized cost, using the moving-average method.

Investments in nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost, using the moving-average method.

Securities excluding those classified as trading securities, held-to-maturity securities or investments in nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method are defined as *other securities*.

Other securities that have market value are carried at fair value and *other securities* that do not have market value are carried at cost or amortized cost, using the moving-average method. Net unrealized gains (losses) on *other securities* are recognized, net of applicable income taxes, as a separate component of stockholders' equity.

(b) Securities included in money held in trust account are carried in the same way as mentioned in Notes 1. 4. (1) and (2) (a).

(3) Standard for recognition and measurement of derivative transactions

Derivative transactions excluding those classified as trading derivatives are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with local accounting standards.

(4) Depreciation

(a) Depreciation of premises, equipment and lease assets

Depreciation of premises and equipment owned by the Bank is computed by the straight-line method (the declining-balance method is used for equipment). For the six-month period ended September 30, 2001, the Bank charges 50% of the estimated annual depreciation costs to its income. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Equipment:	3 to 20 years

As for consolidated domestic subsidiaries, depreciation for premises and equipment is computed mainly using the straight-line method over the estimated useful lives of the respective assets and depreciation of lease assets is computed mainly using the straight-line method over the lease term based on the residual value of lease assets.

(b) Capitalized software

Capitalized software for internal use is depreciated using the straight-line method over its estimated useful life (mainly five years) at the Bank and consolidated domestic subsidiaries.

(5) Reserve for possible loan losses

Reserve for possible loan losses of the Bank and major consolidated subsidiaries is provided as detailed below, in accordance with the internal standards for write-offs and reserves.

For claims on borrowers that are legally bankrupt ("bankrupt borrowers") or borrowers that are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims net of the expected amount of recoveries from collateral and guarantees net of the deducted amount mentioned below.

For claims on borrowers that are not currently in the status of bankrupt but are likely to become bankrupt in future, a reserve is provided by the amount deemed necessary based on overall solvency assessment, out of the amount of claims net of the expected amount of recoveries from collateral and guarantees.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in certain countries, an additional reserve (including a reserve for losses on overseas investments prescribed in Article 55 Paragraph 2 of Specific Taxation Measures Law) is provided by the amount deemed necessary based on assessment of political and economic conditions in such countries under the name of "loan loss reserve for specific overseas countries" as a component of reserve for possible loan losses.

All claims are assessed by branches and credit supervision departments in accordance with the internal rules for self-assessment of assets. Subsequently, the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on these layers of review.

Reserve for possible loan losses of other consolidated subsidiaries is provided for general claims by the amount deemed necessary based on the historical loan-loss ratio, and for doubtful claims by the amount deemed uncollectible based on respective assessment.

For claims on "bankrupt borrowers" and "effectively bankrupt borrowers," the amount exceeding the estimated value of collateral and guarantees, is deducted, as deemed uncollectible directly from those claims. The deducted amount is ¥2,038,535 million ($17,073 million).

(6) **Reserve for employee bonuses**

Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to this consolidated interim term.

(7) **Reserve for employee retirement benefits**

Reserve for employee retirement benefits (or prepaid pension cost) is recorded, in provision for payment of retirement benefits to employees, by the amount accrued at end of the six-month period, based on an actuarial computation, which uses the present value of the projected benefit obligation and plan assets, due to employee's credited years of service at March 31, 2002.

Prior service cost is amortized using the straight-line method over 10 years.

Unrecognized net actuarial loss is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence.

Unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits is amortized using the straight-line method over 5 years and 50% of annual amortization was charged to income for the six-month period ended September 30, 2001.

(8) **Reserve for possible losses on loans sold**

Reserve for possible losses on loans sold provides for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited (CCPC). This reserve is provided in accordance with Article 287 Paragraph 2 of the Commercial Code.

(9) **"Other reserves" required by Special Law**

"Other reserves" required by Special Law is stated as follows:

Reserve for contingent liabilities from financial futures transaction that was provided in accordance with Article 82 of the Financial Futures Transaction Law and Article 29 of the relevant enforcement regulation is recorded in the amount of ¥18 million ($0.2 million).

Reserve for contingent liabilities from securities transaction that was provided in accordance with Article 51 of the Securities Exchange Law is recorded at ¥618 million ($5 million).

(10) **Translation of foreign currency assets and liabilities**

The Bank's assets and liabilities denominated in foreign currencies or overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the end of the six-month period, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their interim balance sheet date.

(11) **Accounting method for lease transactions**

Financing leases without transfer of ownership are accounted for in the same manner as operating leases.

Standards for recognizing rental revenue of lease transactions and revenue/cost of installment sales are as follows:

(a) Recognition of rental revenue of lease transaction
Basically, rental revenue is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of rental fees per month.

(b) Recognition of revenue and cost of installment sales
Basically, revenue and cost of installment sales are recognized on a due-basis over the full term of the installment.

(12) **Hedge accounting**

In accordance with the Industry Audit Committee Report No. 15 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" issued by JICPA, the Bank applies "the risk adjustment approach" as a hedge accounting (macro hedge), abiding by the following requirements:

(a) Loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole shall be recognized as the hedged portfolio.

(b) Derivatives as the hedging instruments shall effectively reduce the interest rate exposure of the hedged portfolio.

(c) Eligibility of hedging activities shall be evaluated on a quarterly basis.

The Bank applies deferred hedge accounting.

Certain derivatives managed by some overseas branches are recorded on a cost basis under the exceptional treatment for interest rate swaps in view of consistency with the method of risk management.

Domestic subsidiaries use the deferred hedge accounting or under the exceptional treatment for interest rate swaps. One of the consolidated subsidiaries in the leasing industry applies hedge accounting in accordance with the Industry Audit Committee Report No. 19 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" issued by JICPA.

(13) **Consumption tax**

With respect to the Bank and its domestic consolidated subsidiaries, all amounts are stated exclusive of consumption tax and local consumption tax.

(14) **Tax effect accounting**

On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings (deficit) at the end of this fiscal year of the Bank and its consolidated domestic subsidiaries, current income taxes and deferred income taxes are recorded by the amount corresponding to the consolidated interim accounting period.

5. Scope of "cash and cash equivalents" on consolidated statements of cash flows

For the purpose of the consolidated statement of cash flows, cash and cash equivalents represents cash and due from banks.

2. Change of presentation

1. Consolidated balance sheet

In the consolidated balance sheet as of September 30, 2000, "Pledged money for securities lending transactions" was included in "Other liabilities." From this fiscal year, it is reported on the consolidated balance sheet separately.

The amount of pledged money for securities lending transactions that was included in "Other liabilities" on the consolidated balance sheet of former Sumitomo Bank as of September 30, 2000 was ¥2,520,615 million ($21,111 million).

2. Consolidated statement of cash flows

"Depreciation of premises and equipment" of ¥28,992 million ($243 million) for the six-month period ended September 30, 2001 that was separately reported and "Depreciation of other assets" of ¥17,719 million ($148 million) that was included in "Other, net" on the consolidated statement of cash flows of former Sumitomo Bank for the six-month period ended September 30, 2000 are included in "Depreciation of premises, equipment and others" as for the interim period ended September 30, 2001.

3. Additional information

1. Accounting standards for financial instruments

In accordance with the application of accounting standards for financial instruments ("Opinion Concerning the Establishment of Accounting Standard for Financial Instruments" issued by Business Accounting Deliberation Council on January 22, 1999), the Bank treats on financial instruments as follows effective April 1, 2001.

(1) Unsecured loans of securities and securities under repurchase agreements were recognized as "Securities in custody" as a sub-account of "Other assets" and "Trading account securities borrowed" or "Securities borrowed" as a sub-account of "Other liabilities" by the same amounts. From this fiscal year, they are not reported on balance sheet in accordance with the revision of the accounting standards for financial instruments. Consequently, Other assets and Other liabilities decreased by ¥1,283,943 million ($10,753 million) as compared with the former manner.

(2) "Net unrealized losses on *other securities*" is reported by the amount of valuation losses, net of taxes, which arises from evaluating *other securities* and other money held in trust at fair value. Consequently, the total amount of "Securities" and "Money held in trust" decreased by ¥645,402 million ($5,405 million), and ¥(394,819) million ($(3,307) million) of "Net unrealized losses on *other securities*" is reported on the consolidated balance sheet.

2. Accounting standards for foreign currency transactions

Formerly, the Bank and its domestic consolidated subsidiaries applied "the accounting standards for foreign currency transactions in banking industry" introduced in 1990. From this fiscal year, they apply the revised accounting standards for foreign currency transactions ("Opinion Concerning Revision of Accounting Standard for Foreign Currency Transactions" issued by Business Accounting Deliberation Council on October 22, 1999), with the exception of when "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No. 20) is adopted.

In order to hedge the risk arising from the valuation of exchange rate, for the securities denominated in foreign currency, the Bank and its consolidated subsidiaries apply deferred hedge accounting in relation to stocks of subsidiaries and affiliates, and fair value hedge accounting to "other securities" other than debt securities.

Pursuant to the JICPA Industry Audit Committee Report No. 20, the above accountings are applied on the conditions that the hedged security is specified in advance and that enough on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged security.

Financial swap transactions are accounted for pursuant to the Industry Audit Committee Report No. 20 as follows:

(1) Initial exchange cash flows are assumed as principal of claim and debt and are reported on the balance sheet at the exchange rate prevailing at the interim balance sheet date in the net amount.

(2) The difference of the initial and final exchange cash flows by currency, which is the reflection of the difference in the yield between the currencies, is assumed as interest and is accounted for on an accrual basis on the balance sheet and the statement of income.

Financial swap transactions are foreign exchange transactions that are contracted for the purpose of lending or borrowing funds in different currencies. These transactions consist of spot foreign exchange either bought or sold and forward foreign exchange either bought or sold. The spot foreign exchange bought or sold is the swap transaction for borrowing or lending the principal equivalent of the fund. The forward foreign exchange bought or sold is the swap transaction of the foreign currency equivalent including the principal and corresponding interest to be paid or received, the amount and due date of which are predetermined.

This change has no significant impact on the consolidated financial statements.

3. Reserve for employee bonuses

Reserve for employee bonuses was recognized on accrued expenses in "Other liabilities." From this fiscal year, "Reserve for employee bonuses" is reported in accordance with "Concerning Financial Statement Titles to be Used for Accrued Bonuses for Employees" (Research Center Review Information No. 15 issued by JICPA). This change of treatment decreased "Other liabilities" by ¥22,385 million ($187 million) and increased "Reserve for employee bonuses" by the same amount.

As for the consolidated statement of cash flows, accrued bonuses to employees were formerly included in "Other, net." From this fiscal year, they are reported as "Net change in reserve for employee bonuses." Consequently, "Other, net" decreased by ¥22,385 million ($187 million) and "Net change in reserve for employee bonuses" increased by the same amount as compared with the former manner.

4. Notes to consolidated balance sheet

1. Securities include ¥181,701 million ($1,522 million) of stocks of nonconsolidated subsidiaries and affiliates and ¥983 million ($8 million) of investments.
2. "Japanese government bonds" as a sub-account of "Securities" includes ¥999 million ($8 million) of unsecured loans of securities without restrictions as to disposal and includes ¥1,665 million ($14 million) of securities loaned without transfer of legal title.

   The Bank mortgages ¥1,833,377 million ($15,355 million) and holds in hand ¥187,102 million ($1,567 million) of second-hand securities without restrictions as to disposal which are either borrowed, mortgaged under repurchase agreements or under loans of securities backed by cash. The Bank may pledge leasehold securities as well.
3. Bankrupt loans and Non-accrual loans are ¥248,680 million ($2,083 million) and ¥2,294,807 million ($19,219 million) respectively. "Bankrupt loans" consist of loans on which the Bank and consolidated subsidiaries do not currently accrue interest income due to the nonpayment status or other credit conditions of the borrower and which meet certain conditions defined in Articles 96-1-3 and 96-1-4 of Enforcement Ordinance No. 97 of the Japanese Corporate Tax Law, issued in 1965. "Non-accrual loans" are defined as loans on which the Bank and/or consolidated subsidiaries do not currently accrue interest income but exclude "Bankrupt loans" and loans for which the Bank and/or consolidated subsidiaries are forbearing interest payments to support the borrowers' recovery from financial difficulty.
4. Past due loans (3 months or more) are ¥124,521 million ($1,043 million). "Past due loans (3 months or more)" consist of loans of which principal and/or interest is past due for three months or more but exclude Bankrupt loans and Non-accrual loans.
5. Restructured loans are ¥1,114,939 million ($9,338 million). "Restructured loans" are loans for which the Bank and consolidated subsidiaries relax lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments to support the borrowers' recovery from financial difficulty, but exclude Bankrupt loans, Non-accrual loans and Past due loans (3 months or more).
6. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans is ¥3,782,947 million ($31,683 million) as of the consolidated interim balance sheet date.

   The amounts of loans presented in 3. to 6. above are amounts before reserve for possible loan losses is deducted.
7. The total face value of Bank acceptance bought, Commercial bills discounted and Documentary bills is ¥1,249,030 million ($10,461 million).
8. Assets pledged as collateral as of the consolidated balance sheet date are as follows:

September 30, 2001	Millions of yen	Millions of U.S. dollars
Assets pledged		
Cash and due from banks and Deposits with banks	¥ 57,484	$ 481
Trading assets	920,433	7,709
Securities	9,695,256	81,200
Loans and bills discounted	1,728,781	14,479
Other assets (installment account receivable, etc.)	1,499	13
Premises and equipment	554	5
Liabilities corresponding to assets pledged		
Deposits	4,978	42
Call money and bills sold	6,104,400	51,126
Payables under repurchase agreements	1,760,368	14,743
Trading liabilities	46,349	388
Borrowed money	139,906	1,172
Pledged money for securities lending transactions	3,287,729	27,535
Other liabilities	9,422	79
Acceptances and guarantees	49,312	413

   In addition, Cash and due from banks and Deposits with banks of ¥39,415 million ($330 million), Trading assets of ¥2,566 million ($21 million), Securities of ¥1,646,046 million ($13,786 million), and Loans and bills discounted of ¥859,447 million ($7,198 million) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

   Premises and equipment include surety deposits and intangible of ¥120,305 million ($1,008 million), and other assets include initial margins of futures markets of ¥38,638 million ($324 million).
9. Commitment line contracts on overdrafts and loans are agreements to lend to customers when they apply for borrowing, to the prescribed amount as long as there is no violation of any condition established in the contracts. The amount of unused commitments is ¥24,996,885 million ($209,354 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time is ¥22,656,823 million ($189,756 million). Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments have clauses that the Bank and consolidated subsidiaries can reject the application from customers or reduce the contract amounts in case economic conditions change, the Bank and consolidated subsidiaries need to secure claims or others occur. In addition, the Bank and

consolidated subsidiaries request the customers to pledge collateral such as premises and securities at conclusion of the contracts, and take necessary measures such as scrutinizing customers' financial positions, revising contracts when need arises and securing claims after conclusion of the contracts.

10. Net of deferred unrealized gains and losses from hedging instruments is reported in deferred profit on hedge which is included in "Other liabilities." Gross deferred unrealized gains and gross deferred unrealized losses from hedging instruments are ¥1,193,746 million ($9,998 million) and ¥1,038,497 million ($8,698 million) respectively.

11. Pursuant to the Law concerning Land Revaluation (the Law) effective March 31, 1998, the Bank and some of its consolidated domestic subsidiaries revalued their own land for business activities. The income taxes corresponding to the net unrealized gains are deferred and reported in liabilities as "Deferred tax liabilities for land revaluation," and the net unrealized gains net of deferred taxes are reported as "Land revaluation excess" in Stockholders' equity.
Dates of the revaluation:
The Bank: March 31, 1998
Some of its consolidated domestic subsidiaries: March 31, 1999
Method of revaluation (provided in Article 3 Paragraph 3 of the Law):
The Bank:
The fair values are determined by applying appropriate adjustments for land shape and timing of appraisal to the values specified in Article 2 Paragraph 3, Article 2 Paragraph 4 or Article 2 Paragraph 5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.
Some of its consolidated domestic subsidiaries:
The fair values are determined based on the values specified in Article 2 Paragraph 5 of the Enforcement Ordinance.

12. Accumulated depreciation of premises and equipment amounts to ¥675,968 million ($5,661 million).
Accumulated depreciation of lease assets amounts to ¥1,412,010 million ($11,826 million).

13. The balance of subordinated debt included in Borrowed money is ¥1,048,130 million ($8,778 million).

14. The balance of subordinated bonds included in Bonds is ¥1,850,604 million ($15,499 million).

5. Notes to consolidated statement of income

1. Other income includes gains on sales of stocks and other securities of ¥69,854 million ($585 million), gain on sale of business operation of ¥5,000 million ($42 million) and gain on collection of written-off claims of ¥705 million ($6 million).
2. Other expenses include write-off of loans of ¥196,816 million ($1,648 million), losses on devaluation of stocks of ¥74,442 million ($623 million), amortization cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits in fiscal 2000 of ¥11,743 million ($98 million) and losses on disposition of premises and equipment of ¥8,456 million ($71 million).

6. Lease transactions

1. Financing leases

Financing leases without transfer of ownership at September 30, 2001, consisted of the following:

(1) Lessee side

	Millions of yen		
September 30, 2001	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥20,257	¥9,205	¥11,052
Other	236	149	86
Total	¥20,494	¥9,355	¥11,138

	Millions of U.S. dollars		
September 30, 2001	Acquisition cost	Accumulated depreciation	Net book value
Equipment	$170	$77	$92
Other	2	1	1
Total	$172	$78	$93

Future minimum lease payments excluding interests at September 30, 2001, were as follows:

September 30, 2001	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 3,666	$31
Due after one year	7,693	64
Total	¥11,359	$95

Total lease expenses for the six-month period ended September 30, 2001 were ¥2,192 million ($18 million).

Depreciation expenses for the six-month period ended September 30, 2001 amounted to ¥2,013 million ($17 million).

Depreciation is calculated using the straight-line method over the lease term of the respective assets.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expense. The allocation of such interest expense over the lease term is computed using the effective interest method. Interest expense for the six-month period ended September 30, 2001 amounted to ¥173 million ($1 million).

(2) Lessor side

	Millions of yen		
September 30, 2001	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥2,036,600	¥1,242,771	¥793,829
Other	274,169	141,661	132,508
Total	¥2,310,770	¥1,384,432	¥926,337

	Millions of U.S. dollars		
September 30, 2001	Acquisition cost	Accumulated depreciation	Net book value
Equipment	$17,057	$10,409	$6,648
Other	2,296	1,186	1,110
Total	$19,353	$11,595	$7,758

Future lease payment receivables excluding interest at September 30, 2001 were as follows:

September 30, 2001	Millions of yen	Millions of U.S. dollars
Due within one year	¥291,153	$2,439
Due after one year	668,210	5,596
Total	¥959,363	$8,035

Lease income for the six-month period ended September 30, 2001 was ¥186,474 million ($1,562 million).

Depreciation expense for the six-month period ended September 30, 2001 amounted to ¥153,728 million ($1,288 million).

Interest income equivalent was calculated on the basis of the allocation of excess amount of total lease income and estimated residual value over the acquisition cost of leased assets.

The allocation of such interest income over the lease term is computed using the effective interest method. Interest income for the six months ended September 30, 2001 was ¥34,769 million ($291 million).

2. Operating leases

Operating leases at September 30, 2001 consisted of the following:

(1) Lessee side

Future minimum lease payments at September 30, 2001 were as follows:

September 30, 2001	Millions of yen	Millions of U.S. dollars
Due within one year	¥14,206	$119
Due after one year	70,073	587
Total	¥84,279	$706

(2) Lessor side

Future lease payment receivables at September 30, 2001 were as follows:

September 30, 2001	Millions of yen	Millions of U.S. dollars
Due within one year	¥1,023	$ 8
Due after one year	4,009	34
Total	¥5,033	$42

Future lease payment receivables of ¥120,641 million ($1,010 million) shown above were pledged as collateral for borrowing transactions.

7. Others

Amounts of less than one million yen have been omitted. As a result, the totals shown in the financial statements do not necessarily agree with the sum of the individual amounts. For the convenience of the readers, all items have been translated from Japanese yen to U.S.dollar at the rate of ¥119.40 to US$1, the exchange rate prevailing on September 30, 2001.

8. Per share data

September 30, 2001	Yen	U.S. dollars
Stockholders' equity per share	¥359.97	$3.01
Net income per share	6.02	0.05
Net income per share – diluted	6.01	0.05

1. Consolidated stockholders' equity per share is calculated by deducting from stockholders' equity the number of preferred stocks issued as of the end of the interim term multiplied by the issue price, divided by the number of common stocks issued as of the end of the interim term (excluding "treasury stock" and "parent bank stock held by subsidiaries").
2. Consolidated net income per share is calculated by deducting total preferred stock dividends from net income, divided by the average number of common stocks outstanding during the interim term (excluding "treasury stock" and "parent bank stock held by subsidiaries").

9. Subsequent events

At the meeting of the board of directors held on November 21, 2001 the Bank decided to decrease Capital surplus and Earned surplus reserve as follows and transfer them to Retained earnings on condition that the decision is approved at the extraordinary general meeting of shareholders which will be held in January or February 2002 pursuant to Article 289 Paragraph 2 of the Commercial Code and Article 18 Paragraph 2 of the Banking Law.

(1) Amount to be transferred

Capital surplus: ¥357,615 million ($2,995 million)
Earned surplus reserve: ¥241,421 million ($2,022 million)

(2) Schedule

The amount will be transferred after the period regulated by Article 100 Paragraph 1 of the Commercial Code and by March 31, 2002.

Market Value Information (Consolidated)

1. Market Value of Marketable Securities

Note: The figures below include unrealized gains (losses) on negotiable certificates of deposit in "cash and due from banks" and commercial papers as well as claims on loan trust in "commercial paper and other debt purchased."

Bonds Classified as Held-to-Maturity with Market Value

As of September 30, 2001

	Millions of yen				
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥ 61,564	¥ 61,439	¥(124)	¥ 39	¥164
Japanese local government bonds	23,392	23,224	(168)	—	168
Japanese corporate bonds	—	—	—	—	—
Others	30,015	30,593	577	743	165
Total	¥114,971	¥115,256	¥ 284	¥783	¥498

	Millions of U.S. dollars				
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	$516	$515	$(1)	$0	$1
Japanese local government bonds	196	194	(2)	—	2
Japanese corporate bonds	—	—	—	—	—
Others	251	256	5	6	1
Total	$963	$965	$ 2	$6	$4

Notes: 1. Market value is calculated using market prices as of September 30, 2001.
2. Unrealized gains (losses) represent differences between market values and balance sheet amounts.

Other Securities with Market Value

As of September 30, 2001

	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 5,857,733	¥ 5,051,445	¥(806,287)	¥214,158	¥1,020,446
Bonds	10,207,072	10,289,102	82,029	91,936	9,906
Japanese government bonds	8,986,108	9,046,201	60,092	64,990	4,897
Japanese local government bonds	287,439	299,190	11,750	12,080	330
Japanese corporate bonds	933,524	943,710	10,186	14,865	4,678
Others	3,593,998	3,677,273	83,274	102,811	19,537
Total	¥19,658,804	¥19,017,821	¥(640,983)	¥408,906	¥1,049,890

	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	$ 49,060	$ 42,307	$(6,753)	$1,793	$8,546
Bonds	85,486	86,173	687	770	83
Japanese government bonds	75,261	75,764	503	544	41
Japanese local government bonds	2,407	2,506	99	101	2
Japanese corporate bonds	7,818	7,903	85	124	39
Others	30,100	30,798	698	861	163
Total	$164,646	$159,278	$(5,368)	$3,424	$8,792

Notes: 1. In general, balance sheet amount is calculated using the average market price over a month ended September 30, 2001 for stocks and by using the market prices as of September 30, 2001 for bonds and others.
2. Unrealized gains (losses) represent differences between balance sheet amounts and acquisition costs.

Securities with No Available Market Value
As of September 30, 2001

	Millions of yen	Millions of U.S. dollars
	Consolidated balance sheet amount	Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Nonlisted foreign securities	**¥ 20,422**	**$ 171**
Others	**35,226**	**295**
Other securities		
Nonlisted foreign securities	**378,823**	**3,173**
Nonlisted bonds	**573,781**	**4,806**
Nonlisted stocks (excluding OTC stocks)	**211,742**	**1,773**
Others	**110,167**	**923**

2. Money Held in Trust

Money Held in Trust Classified as Held-to-Maturity

There is no corresponding transaction as of September 30, 2001.

Other Money Held in Trust (money held in trust which is not classified neither as trading nor as held-to-maturity)
As of September 30, 2001

	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized losses	Unrealized gains	Unrealized losses
Other money held in trust	**¥64,173**	**¥60,155**	**¥(4,017)**	**¥278**	**¥(4,296)**

	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized losses	Unrealized gains	Unrealized losses
Other money held in trust	**$538**	**$504**	**$(34)**	**$2**	**$(36)**

Notes: 1. Balance sheet amount is calculated using market prices as of September 30, 2001.
2. Unrealized gains (losses) represent differences between balance sheet amounts and acquisition costs.

3. Net Unrealized Losses on Other Securities

Net unrealized losses on other securities included in the consolidated balance sheet are as follows:

Net Unrealized Losses on Other Securities
As of September 30, 2001

	Millions of yen	Millions of U.S. dollars
Net unrealized losses	**¥(644,972)**	**$(5,402)**
Other securities	**(640,955)**	**(5,368)**
Other money held in trust	**(4,017)**	**(34)**
(+) Deferred tax assets	**246,909**	**2,068**
Net unrealized losses on other securities, net of taxes (before adjustment)	**¥(398,063)**	**$(3,334)**
(–) Minority interests	**¥ (3,517)**	**$ (29)**
(+) Parent company's equity in net unrealized losses on other securities held by affiliates accounted for by the equity method	**(273)**	**(2)**
Net unrealized losses on other securities, net of taxes	**¥(394,819)**	**$(3,307)**

Note: Net unrealized losses on other securities include foreign currency translation adjustments on securities without market value, excluding amounts directly charged to income.

4. Market Value Information on Derivative Transactions

Interest Rate Derivatives

As of September 30, 2001

	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Net valuated gains (losses)	Contract amount	Market value	Net valuated gains (losses)
Transactions listed on exchange:						
Interest rate futures	¥ 15,784,133	¥12,301	¥12,301	$ 132,195	$103	$103
Interest rate options	2,071,050	(74)	(74)	17,345	(1)	(1)
Over-the-counter transactions:						
Forward rate agreements	10,511,217	(409)	(409)	88,034	(3)	(3)
Interest rate swaps	225,489,844	38,406	38,406	1,888,525	322	322
Swaptions	2,354,919	(6,084)	(6,084)	19,723	(51)	(51)
Caps	8,653,370	2,877	2,877	72,474	24	24
Floors	1,115,479	4,701	4,701	9,342	39	39
Others	402,087	(3,620)	(3,620)	3,368	30	30
Total	/	¥48,096	¥48,096	/	$403	$403

Note: The above derivatives are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the figures above.
Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the figures above, net unrealized gains of which amount to ¥2,544 million ($21 million).

Currency Derivatives

As of September 30, 2001

	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Net valuated gains (losses)	Contract amount	Market value	Net valuated gains (losses)
Over-the-counter transactions:						
Currency swaps	¥25,097,961	¥(49,795)	¥(49,795)	$210,201	$(417)	$(417)
Forward foreign exchange	961,549	(13,461)	(13,461)	8,053	(113)	(113)
Currency options	92,163	207	207	772	2	2
Total	/	¥(63,049)	¥(63,049)	/	$(528)	$(528)

Notes: 1. The above derivatives are valuated by market value and the valuated gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied and the transactions covered in Note 2. below are not included in the figures above.
Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the figures above, net unrealized gains of which amount to ¥708 million ($6 million).
2. Forward foreign exchange and currency options that fall into the following categories are not included in the figures above:
1) Those that are revaluated as of September 30, 2001 and the unrealized gains (losses) are accounted for in the consolidated statements of income.
2) Those that are allotted to financial assets/liabilities by foreign currency and whose market values are already reflected in the amount of the financial assets/liabilities on the consolidated balance sheet.
3) Those that are allotted to financial assets/liabilities by foreign currency and the financial assets/liabilities which are eliminated in the process of consolidation.
The contract amount of currency derivatives which are revaluated at the consolidated balance sheet date are as follows:

	Millions of yen	Millions of U.S. dollars
As of September 30, 2001	Contract amount	Contract amount
Transactions listed on exchange:		
Currency futures	—	—
Currency options	—	—
Over-the-counter transactions:		
Forward foreign exchange	¥46,447,828	$389,010
Currency options	5,587,019	46,792

Stock Derivatives

As of September 30, 2001

	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Net valuated gains (losses)	Contract amount	Market value	Net valuated gains (losses)
Transactions listed on exchange:						
Stock price index futures	¥ 17,038	¥ 7	¥ 7	$ 143	$ 0	$ 0
Stock price index options	—	—	—	—	—	—
Over-the-counter transactions:						
Equity options	—	—	—	—	—	—
Stock price index swaps	14,827	503	503	124	4	4
Others	143,751	(917)	(917)	1,204	(7)	(7)
Total	/	¥(406)	¥(406)	/	$(3)	$(3)

Note: The above derivatives are valuated by market value and the valuated gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the figures above.

Bond Derivatives

As of September 30, 2001

	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Net valuated gains (losses)	Contract amount	Market value	Net valuated gains (losses)
Transactions listed on exchange:						
Bond futures	¥61,742	¥(36)	¥(36)	$517	$(0)	$(0)
Bond futures options	8,400	24	24	70	0	0
Over-the-counter transactions:						
Bond options	47,117	43	43	395	0	0
Total	/	¥ 31	¥ 31	/	$ 0	$ 0

Note: The above derivatives are valuated by market value and the valuated gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the figures above.

Commodity Derivatives

As of September 30, 2001

	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Net valuated gains	Contract amount	Market value	Net valuated gains
Over-the-counter transactions:						
Commodity options	¥10,338	¥43	¥43	$87	$0	$0
Total	/	¥43	¥43	/	$0	$0

Notes: 1. The above derivatives are valuated by market value and the valuated gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the figures above.
2. Commodity options are transactions on oil.

Credit Derivative Transactions

As of September 30, 2001

	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Net valuated gains (losses)	Contract amount	Market value	Net valuated gains (losses)
Over-the-counter transactions:						
Credit default options	¥ 97,556	¥ 92	¥ 92	$ 817	$ 1	$ 1
Others	230,325	(4,940)	(4,940)	1,929	(42)	(42)
Total	/	¥(4,848)	¥(4,848)	/	$(41)	$(41)

Note: The above derivatives are valuated by market value and the valuated gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the figures above.

Segment Information

1. Business Segment Information

Six-month period ended September 30, 2001

	Millions of yen					
	Banking business	Leasing	Others	Total	Elimination	Consolidated
Operating income						
(1) External customers	¥1,310,269	¥280,323	¥211,210	¥1,801,802	¥ —	¥1,801,802
(2) Intersegment	110,892	3,115	123,142	237,149	(237,149)	—
Total	¥1,421,161	¥283,438	¥334,352	¥2,038,952	¥(237,149)	¥1,801,802
Operating expenses	1,290,830	273,254	264,286	1,828,371	(141,019)	1,687,351
Operating profit	¥ 130,330	¥ 10,184	¥ 70,066	¥ 210,580	¥ (96,129)	¥ 114,450

	Millions of U.S. dollars					
	Banking business	Leasing	Others	Total	Elimination	Consolidated
Operating income						
(1) External customers	$10,974	$2,348	$1,768	$15,090	$ —	$15,090
(2) Intersegment	929	26	1,031	1,986	(1,986)	—
Total	$11,903	$2,374	$2,799	$17,076	$(1,986)	$15,090
Operating expenses	10,811	2,289	2,213	15,313	(1,181)	14,132
Operating profit	$ 1,092	$ 85	$ 586	$ 1,763	$ (805)	$ 958

Notes: 1. The business segmentation is determined based on the Bank's internal administrative purpose.
2. "Others" includes securities, credit card, investment banking, loans, mortgage securities, venture capital, systems development and information processing.
3. Operating income represents total income excluding gains on disposition of premises and equipment, collection of written-off claims, gain on sale of business operation and reversals of other reserves.
Operating expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

2. Geographic Segment Information

Six-month period ended September 30, 2001

	Millions of yen						
	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Operating income							
(1) External customers	¥1,391,513	¥185,708	¥101,692	¥122,887	¥1,801,802	¥ —	¥1,801,802
(2) Intersegment	106,595	64,894	68,183	43,734	283,408	(283,408)	—
Total	¥1,498,109	¥250,602	¥169,876	¥166,622	¥2,085,211	¥(283,408)	¥1,801,802
Operating expenses	1,426,948	164,291	160,091	147,213	1,898,544	(211,192)	1,687,351
Operating profit	¥ 71,160	¥ 86,311	¥ 9,784	¥ 19,409	¥ 186,666	¥ (72,215)	¥ 114,450

	Millions of U.S. dollars						
	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Operating income							
(1) External customers	$11,654	$1,555	$ 852	$1,029	$15,090	$ —	$15,090
(2) Intersegment	893	544	571	366	2,374	(2,374)	—
Total	$12,547	$2,099	$1,423	$1,395	$17,464	$(2,374)	$15,090
Operating expenses	11,951	1,376	1,341	1,233	15,901	(1,769)	14,132
Operating profit	$ 596	$ 723	$ 82	$ 162	$ 1,563	$ (605)	$ 958

Notes: 1. The geographic segmentation is determined based on the degrees of following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Operating income represents total income excluding gains on disposition of premises and equipment, collection of written-off claims, gain on sale of business operation and reversals of other reserves.
Operating expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

3. Operating Income from Overseas Operations

Six-month period ended September 30, 2001

	Millions of yen	Millions of U.S. dollars
Consolidated operating income from overseas operations (A)	¥ 410,289	$ 3,436
Consolidated operating income (B)	1,801,802	15,090
(A)/(B)	22.8%	22.8%

Notes: 1. Overseas sales of companies in other industries are treated as the Bank's operating income from overseas operations.
2. The above table shows operating income from transactions of the Bank's overseas branches and transactions of overseas consolidated subsidiaries, excluding operating income from internal transactions. The composition of this substantial volume of transactions is not broken down by counterparty, and therefore, data by region and country have not been included.

Nonconsolidated Interim Balance Sheet (Unaudited)

Sumitomo Mitsui Banking Corporation
As of September 30, 2001

	Millions of yen	Millions of U.S. dollars
Assets		
Cash and due from banks	¥ 1,667,942	$ 13,969
Deposits with banks	3,937,154	32,975
Call loans and bills bought	399,742	3,348
Receivables under resale agreements	774,471	6,486
Commercial paper and other debt purchased	78,848	660
Trading assets	2,689,363	22,524
Money held in trust	63,611	533
Securities	19,988,203	167,405
Loans and bills discounted	61,071,591	511,487
Foreign exchanges	631,330	5,288
Other assets	3,197,681	26,781
Premises and equipment	820,719	6,874
Deferred tax assets	1,589,941	13,316
Customers' liabilities for acceptances and guarantees	5,440,396	45,565
Reserve for possible loan losses	(1,008,891)	(8,450)
Total assets	**¥101,342,107**	**$848,761**
Liabilities and stockholders' equity		
Liabilities		
Deposits	¥ 67,763,782	$567,536
Call money and bills sold	8,497,133	71,165
Payables under repurchase agreements	1,459,293	12,222
Commercial paper	1,082,000	9,062
Trading liabilities	1,704,180	14,273
Borrowed money	3,555,666	29,779
Foreign exchanges	246,872	2,068
Bonds	1,865,205	15,621
Convertible bonds	1,106	9
Other liabilities	5,796,331	48,545
Reserve for employee bonuses	12,790	107
Reserve for employee retirement benefits	152,131	1,274
Reserve for possible losses on loans sold	119,143	998
Other reserves	18	0
Deferred tax liabilities for land revaluation	131,412	1,101
Acceptances and guarantees	5,440,396	45,565
Total liabilities	**¥ 97,827,465**	**$819,325**
Stockholders' equity		
Preferred stock	¥ 650,500	$ 5,448
Common stock	676,246	5,664
Capital surplus	1,684,361	14,107
Earned surplus reserve	241,421	2,022
Land revaluation excess	208,857	1,749
Retained earnings	478,958	4,011
Net unrealized losses on other securities	(425,669)	(3,565)
Treasury stock	(33)	(0)
Total stockholders' equity	**¥ 3,514,642**	**$ 29,436**
Total liabilities and stockholders' equity	**¥101,342,107**	**$848,761**

Notes: 1. Amounts less than one million yen are omitted.
2. The accompanying financial statements are presented, for convenience only, in U.S. dollars by arithmetically translating all Japanese yen amounts at ¥119.40 = U.S.$1.00, the exchange rate in effect on September 30, 2001.

Nonconsolidated Interim Statement of Income (Unaudited)

Sumitomo Mitsui Banking Corporation
Six-month period ended September 30, 2001

	Millions of yen	Millions of U.S. dollars
Income		
Interest income:	¥1,061,396	$ 8,889
Interest on loans and discounts	654,099	5,478
Interest and dividends on securities	224,002	1,876
Fees and commissions	113,779	953
Trading profits	70,906	594
Other operating income	56,889	476
Other income	34,488	289
Total income	**¥1,337,459**	**$11,201**
Expenses		
Interest expenses:	¥ 386,960	$ 3,241
Interest on deposits	198,509	1,663
Fees and commissions	40,494	339
Other operating expenses	26,379	221
General and administrative expenses	348,545	2,919
Transfer to reserve for possible loan losses	129,325	1,083
Other expenses	294,697	2,468
Total expenses	**¥1,226,403**	**$10,271**
Income before income taxes	¥ 111,055	$ 930
Income taxes:		
Current	¥ 9,762	$ 82
Deferred	21,499	180
Net income	**¥ 79,794**	**$ 668**

Notes: 1. Amounts less than one million yen are omitted.
2. The accompanying financial statements are presented, for convenience only, in U.S. dollars by arithmetically translating all Japanese yen amounts at ¥119.40 = U.S.$1.00, the exchange rate in effect on September 30, 2001.

Income Analysis (Consolidated)

Average Balance of Interest-Earning Assets and Interest-Bearing Liabilities, Interest and Yields

Six-month periods ended September 30, 2001 and 2000

Domestic Operations

	Billions of yen					
	Sept. 30, 2001			Sept. 30, 2000		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥86,942.2**	**¥875.6**	**2.01%**	¥79,528.0	¥935.1	2.35%
Loans and bills discounted	**57,901.2**	**597.4**	**2.06**	59,073.4	632.5	2.14
Securities	**23,461.1**	**184.7**	**1.57**	17,481.4	140.2	1.60
Call loans and bills bought	**436.3**	**1.5**	**0.67**	231.7	2.8	2.37
Receivables under resale agreements	**1,960.8**	**1.3**	**0.13**	/	/	/
Deposits with banks	**2,200.6**	**42.1**	**3.83**	1,809.6	51.1	5.65
Interest-bearing liabilities	**¥84,780.6**	**¥200.7**	**0.47%**	¥76,973.3	¥341.2	0.88%
Deposits	**53,377.9**	**77.2**	**0.29**	53,370.8	112.6	0.42
Negotiable certificates of deposit	**11,544.4**	**4.2**	**0.07**	7,612.8	5.4	0.14
Call money and bills sold	**8,909.6**	**2.7**	**0.06**	5,953.1	6.1	0.20
Payables under repurchase agreements	**3,524.4**	**0.8**	**0.04**	/	/	/
Commercial paper	**1,137.4**	**0.9**	**0.15**	298.2	0.2	0.14
Borrowed money	**4,160.5**	**50.8**	**2.44**	5,755.8	72.8	2.53

Notes: 1. Domestic operations represent the operations of the Bank (excluding overseas branches) and domestic consolidated subsidiaries.
2. As a rule, average balances are computed by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. Interest-earning assets are shown after deduction of the average balances of non-interest earning deposits (first half of fiscal 2001, ¥736.0 billion; first half of fiscal 2000, ¥655.7 billion).
4. Income and expenses resulting from money held in trust are included in "other income" and "other expenses." Therefore, interest-earning assets are shown after deduction of the average balances of money held in trust (first half of fiscal 2001, ¥73.9 billion; first half of fiscal 2000, ¥166.0 billion), and interest-bearing liabilities are shown after deduction of an amount equivalent to the average balance of money held in trust (first half of fiscal 2001, ¥73.9 billion; first half of fiscal 2000, ¥166.0 billion) and interest (first half of fiscal 2001, ¥0.1 billion; first half of fiscal 2000, ¥0.4 billion).

Overseas Operations

	Billions of yen					
	Sept. 30, 2001			Sept. 30, 2000		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥12,304.5**	**¥307.3**	**4.99%**	¥13,333.7	¥359.8	5.39%
Loans and bills discounted	**7,490.1**	**175.2**	**4.68**	8,602.0	202.4	4.70
Securities	**1,528.4**	**36.7**	**4.80**	869.2	28.5	6.54
Call loans and bills bought	**101.7**	**1.6**	**3.07**	117.4	2.9	5.01
Receivables under resale agreements	**193.1**	**3.9**	**4.04**	/	/	/
Deposits with banks	**2,539.7**	**60.6**	**4.77**	2,323.9	75.2	6.46
Interest-bearing liabilities	**¥10,341.6**	**¥233.6**	**4.52%**	¥11,468.1	¥311.0	5.42%
Deposits	**7,664.8**	**116.4**	**3.04**	7,227.2	150.6	4.16
Negotiable certificates of deposit	**206.1**	**5.3**	**5.16**	149.1	4.2	5.65
Call money and bills sold	**209.6**	**3.4**	**3.22**	154.2	3.0	3.95
Payables under repurchase agreements	**588.5**	**13.6**	**4.60**	/	/	/
Commercial paper	**10.6**	**0.3**	**5.32**	20.9	0.7	6.48
Borrowed money	**196.5**	**4.3**	**4.33**	1,553.5	31.8	4.09

Notes: 1. Overseas operations represent the operations of the Bank's overseas branches and overseas consolidated subsidiaries.
2. As a rule, average balances are computed by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. Interest-earning assets are shown after deduction of the average balances of non-interest earning deposits (first half of fiscal 2001, ¥19.8 billion; first half of fiscal 2000, ¥23.9 billion).
4. Income and expenses resulting from money held in trust are included in "other income" and "other expenses." Therefore, interest-earning assets are shown after deduction of the average balances of money held in trust (first half of fiscal 2001, ¥0.1 billion; first half of fiscal 2000, ¥0.1 billion), and interest-bearing liabilities are shown after deduction of an amount equivalent to the average balance of money held in trust (first half of fiscal 2001, ¥0.1 billion; first half of fiscal 2000, ¥0.1 billion) and interest (first half of fiscal 2001, ¥0.0 billion; first half of fiscal 2000, ¥0.0 billion).

Total of Domestic and Overseas operations

	Billions of yen					
	Sept. 30, 2001			Sept. 30, 2000		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥97,986.5**	**¥1,067.7**	**2.18%**	¥88,011.7	¥1,185.2	2.69%
Loans and bills discounted	**64,147.2**	**731.5**	**2.28**	64,175.5	779.8	2.43
Securities	**24,985.8**	**147.9**	**1.18**	18,048.4	136.5	1.51
Call loans and bills bought	**534.8**	**3.0**	**1.11**	324.3	5.7	3.50
Receivables under resale agreements	**2,153.9**	**5.2**	**0.48**	/	/	/
Deposits with banks	**4,731.3**	**102.6**	**4.34**	3,903.5	124.1	6.35
Interest-bearing liabilities	**¥93,861.1**	**¥ 392.9**	**0.84%**	¥84,910.6	¥ 574.5	1.35%
Deposits	**61,032.7**	**193.4**	**0.63**	60,400.1	261.0	0.86
Negotiable certificates of deposit	**11,750.5**	**9.6**	**0.16**	7,726.5	9.6	0.24
Call money and bills sold	**9,116.2**	**6.0**	**0.13**	6,079.7	9.1	0.30
Payables under repurchase agreements	**4,112.9**	**14.3**	**0.70**	/	/	/
Commercial paper	**1,147.9**	**1.2**	**0.20**	319.1	0.9	0.56
Borrowed money	**3,112.8**	**13.9**	**0.89**	4,078.6	49.5	2.42

Notes: 1. The above figures represent totals for domestic and overseas operations after intersegment eliminations.
2. As a rule, average balances are computed by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. Interest-earning assets are shown after deduction of the average balances of non-interest earning deposits (first half of fiscal 2001, ¥754.8 billion; first half of fiscal 2000, ¥679.0 billion).
4. Income and expenses resulting from money held in trust are included in "other income" and "other expenses." Therefore, interest-earning assets are shown after deduction of the average balances of money held in trust (first half of fiscal 2001, ¥74.1 billion; first half of fiscal 2000, ¥166.1 billion), and interest-bearing liabilities are shown after deduction of an amount equivalent to the average balance of money held in trust (first half of fiscal 2001, ¥74.1 billion; first half of fiscal 2000, ¥166.1 billion) and interest (first half of fiscal 2001, ¥0.1 billion; first half of fiscal 2000, ¥0.4 billion).

Fees and Commissions

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic operations:			
Fees and commissions (income)	**¥175.4**	¥183.4	¥375.0
Remittances and transfers	**49.2**	47.7	97.9
Securities-related business	**10.9**	19.5	31.4
Fees and commissions (expenses)	**34.2**	42.3	87.0
Remittances and transfers	**9.4**	10.3	20.9
Overseas operations:			
Fees and commissions (income)	**¥ 14.7**	¥ 17.2	¥ 37.2
Remittances and transfers	**2.6**	2.8	6.1
Deposits and loans	**7.7**	9.3	20.2
Fees and commissions (expenses)	**2.3**	4.2	8.9
Remittances and transfers	**0.8**	1.0	2.4
Net fees and commissions	**¥153.5**	¥154.0	¥316.3

Notes: 1. Domestic operations represent the operations of the Bank (excluding overseas branches) and domestic consolidated subsidiaries.
2. Overseas operations represent the operations of the Bank's overseas branches and overseas consolidated subsidiaries.

Trading Income

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic operations:			
Trading profits	**¥49.7**	¥22.3	¥ 66.5
Gains on trading securities	**1.5**	3.3	8.0
Gains on financial derivatives	**48.0**	18.0	53.5
Trading losses	**—**	—	4.7
Losses on financial derivatives	**—**	—	4.7
Overseas operations:			
Trading profits	**¥25.1**	¥24.5	¥ 49.5
Gains on trading securities	**2.4**	6.8	9.7
Gains on financial derivatives	**22.7**	16.9	37.7
Trading losses	**1.1**	3.5	2.1
Losses on financial derivatives	**1.1**	3.0	1.2
Net trading income	**¥73.7**	¥43.3	¥109.0

Notes: 1. Domestic operations represent the operations of the Bank (excluding overseas branches) and domestic consolidated subsidiaries.
2. Overseas operations represent the operations of the Bank's overseas branches and overseas consolidated subsidiaries.

Net Other Operating Income

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic operations:			
Income from other operations	**¥386.0**	¥312.0	¥627.8
Expenses from other operations	**297.9**	246.8	522.9
Overseas operations:			
Income from other operations	**¥ 8.7**	¥ 10.9	¥ 22.1
Expenses from other operations	**23.5**	21.5	37.9
Net other operating income	**¥ 72.8**	¥ 54.5	¥ 89.0

Notes: 1. Domestic operations represent the operations of the Bank (excluding overseas branches) and domestic consolidated subsidiaries.
2. Overseas operations represent the operations of the Bank's overseas branches and overseas consolidated subsidiaries.

Income Analysis (Nonconsolidated)

Average Balance, Interest and Earning Yields of Interest-Earning Assets and Interest-Bearing Liabilities

Six-month periods ended September 30, 2001 and 2000

Domestic Operations

	Billions of yen					
	Sept. 30, 2001			Sept. 30, 2000		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥77,863.6**	**¥604.6**	**1.54%**	¥71,694.0	¥634.6	1.76%
	[695.3]	**[0.5]**		[138.7]	[6.9]	
Loans and bills discounted	**53,552.7**	**504.9**	**1.88**	55,179.5	545.3	1.97
Securities	**21,343.7**	**92.0**	**0.85**	15,989.5	80.0	0.99
Call loans	**188.8**	**0.1**	**0.07**	32.8	0.0	0.17
Receivables under resale agreements	**1,919.2**	**0.9**	**0.08**	23.5	0.3	2.31
Bills bought	**147.8**	**0.0**	**0.03**	78.4	0.0	0.10
Deposits with banks	**11.9**	**0.0**	**0.00**	11.9	0.0	0.24
Interest-bearing liabilities	**¥74,222.0**	**¥ 67.4**	**0.18%**	¥68,393.1	¥ 80.6	0.23%
				[391.2]	[0.4]	
Deposits	**46,268.0**	**25.8**	**0.11**	48,816.1	36.8	0.15
Negotiable certificates of deposit	**11,565.2**	**4.2**	**0.07**	7,586.3	5.3	0.14
Call money	**3,833.4**	**0.9**	**0.04**	5,646.1	3.0	0.10
Payables under repurchase agreements	**3,539.2**	**0.8**	**0.04**	2,268.8	1.3	0.11
Bills sold	**5,062.3**	**0.8**	**0.03**	162.5	0.1	0.08
Commercial paper	**1,023.9**	**0.8**	**0.15**	238.5	0.2	0.13
Borrowed money	**1,226.2**	**17.0**	**2.77**	2,025.6	21.9	2.15
Bonds	**1,682.1**	**14.2**	**1.68**	959.4	8.3	1.73

Notes: 1. Interest-earning assets are shown after deduction of the average balance of non-interest earning deposits (first half of fiscal 2001, ¥698.1 billion; first half of fiscal 2000, ¥642.0 billion), and interest-bearing liabilities are shown after deduction of an amount equivalent to the average balance of money held in trust (first half of fiscal 2001, ¥70.5 billion; first half of fiscal 2000, ¥160.0 billion) and interest (first half of fiscal 2001, ¥0.1 billion; first half of fiscal 2000, ¥0.3 billion).

2. Figures in brackets indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

3. Bond interest includes amortization of discount on bonds.

International Operations

	Billions of yen					
	Sept. 30, 2001			Sept. 30, 2000		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥15,945.7**	**¥457.2**	**5.71%**	¥14,381.6	¥418.3	5.80%
				[391.2]	[0.4]	
Loans and bills discounted	**6,806.1**	**146.5**	**4.29**	7,090.4	178.4	5.01
Securities	**3,130.1**	**132.0**	**8.41**	1,987.2	70.4	7.06
Call loans	**123.7**	**2.5**	**4.09**	160.2	4.8	6.01
Receivables under resale agreements	**53.1**	**0.5**	**1.91**	35.6	—	—
Bills bought	**—**	**—**	**—**	—	—	—
Deposits with banks	**4,669.6**	**102.3**	**4.37**	3,796.1	119.6	6.28
Interest-bearing liabilities	**¥15,111.4**	**¥319.8**	**4.22%**	¥13,453.8	¥386.5	5.72%
	[695.3]	**[0.5]**		[138.7]	[6.9]	
Deposits	**10,763.8**	**165.0**	**3.05**	10,198.2	220.4	4.31
Negotiable certificates of deposit	**151.4**	**3.5**	**4.62**	148.6	4.2	5.58
Call money	**253.2**	**4.3**	**3.40**	235.6	5.9	4.96
Payables under repurchase agreements	**432.7**	**7.1**	**3.24**	5.3	—	—
Bills sold	**—**	**—**	**—**	3.0	0.0	2.38
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**2,483.8**	**52.6**	**4.22**	2,373.1	64.1	5.38
Bonds	**—**	**—**	**—**	—	—	—

Notes: 1. Interest-earning assets are shown after deduction of the average balance of non-interest earning deposits (first half of fiscal 2001, ¥26.8 billion; first half of fiscal 2000, ¥28.7 billion), and interest-bearing liabilities are shown after deduction of an amount equivalent to the average balance of money held in trust (first half of fiscal 2001, ¥3.5 billion; first half of fiscal 2000, ¥6.1 billion) and interest (first half of fiscal 2001, ¥0.1 billion; first half of fiscal 2000, ¥0.2 billion).

2. Figures in brackets indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

3. The average balance of foreign currency denominated transactions by domestic branches in international operations is calculated by the monthly current method (under which the TT middle rate at the end of the previous month is applied to non-exchange transactions of the month concerned).

Total of Domestic and International Operations

	Billions of yen					
	Sept. 30, 2001			Sept. 30, 2000		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥93,114.0**	**¥1,061.4**	**2.27%**	¥85,545.6	¥1,045.6	2.43%
Loans and bills discounted	**60,358.8**	**651.5**	**2.15**	62,269.9	723.6	2.31
Securities	**24,473.8**	**224.0**	**1.82**	17,976.7	150.3	1.66
Call loans	**312.5**	**2.6**	**1.66**	193.0	4.9	5.02
Receivables under resale agreements	**1,972.3**	**1.4**	**0.13**	59.1	0.3	0.92
Bills bought	**147.8**	**0.0**	**0.03**	78.4	0.0	0.10
Deposits with banks	**4,681.6**	**102.3**	**4.36**	3,808.0	119.6	6.26
Interest-bearing liabilities	**¥88,638.2**	**¥386.8**	**0.87%**	¥81,316.9	¥459.8	1.12%
Deposits	**57,031.8**	**190.8**	**0.66**	59,014.3	257.2	0.86
Negotiable certificates of deposit	**11,716.6**	**7.7**	**0.13**	7,734.9	9.5	0.24
Call money	**4,086.6**	**5.2**	**0.25**	5,881.7	8.9	0.30
Payables under repurchase agreements	**3,971.9**	**7.8**	**0.39**	2,274.1	1.3	0.11
Bills sold	**5,062.3**	**0.8**	**0.03**	165.5	0.1	0.13
Commercial paper	**1,023.9**	**0.8**	**0.15**	238.5	0.2	0.13
Borrowed money	**3,710.0**	**69.7**	**3.74**	4,398.6	86.0	3.89
Bonds	**1,682.1**	**14.2**	**1.68**	959.4	8.3	1.73

Notes: 1. Interest-earning assets are shown after deduction of the average balance of non-interest earning deposits (first half of fiscal 2001, ¥724.9 billion; first half of fiscal 2000, ¥670.6 billion), and interest-bearing liabilities are shown after deduction of an amount equivalent to the average balance of money held in trust (first half of fiscal 2001, ¥74.0 billion; first half of fiscal 2000, ¥166.1 billion) and interest (first half of fiscal 2001, ¥0.1 billion; first half of fiscal 2000, ¥0.4 billion).

2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.

3. Bond interest includes amortization of discount on bonds.

Fees and Commissions

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic operations	**¥52.8**	¥56.8	¥113.0
Fees and commissions (income)	**87.8**	89.5	179.0
Remittances and transfers	**39.4**	39.6	80.2
Securities-related business	**4.9**	6.8	14.5
Agency	**7.0**	5.0	9.8
Fees and commissions (expenses)	**35.0**	32.7	66.0
Remittances and transfers	**¥ 7.4**	¥ 7.6	¥ 15.5
International operations	**¥20.5**	¥17.8	¥ 37.7
Fees and commissions (income)	**26.0**	24.8	52.7
Remittances and transfers	**9.9**	10.4	21.4
Deposits and loans	**8.0**	10.3	22.7
Fees and commissions (expenses)	**5.5**	7.0	15.0
Remittances and transfers	**¥ 2.7**	¥ 3.1	¥ 7.0
Net fees and commissions	**¥73.3**	¥74.6	¥150.7

Trading Income

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic operations	**¥ 1.1**	¥ 1.5	¥ 9.2
Gains on trading securities	**0.7**	0.9	5.3
Others	**0.4**	0.6	3.9
International operations	**¥69.8**	¥32.6	¥86.2
Gains on securities related to trading transactions	**0.0**	0.2	0.6
Gains on trading-related financial derivatives	**69.8**	32.4	85.6
Net trading income	**¥70.9**	¥34.1	¥95.4

Note: Figures represent net gains after offsetting income against expenses.

Net Other Operating Income

Six-month periods ended September 30, 2001 and 2000, and year ended March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic operations	**¥24.9**	¥19.8	¥ 27.8
Gains (losses) on bonds	**26.0**	1.8	8.4
International operations	**¥ 5.6**	¥ 3.2	¥(11.4)
Gains (losses) on foreign exchange transactions	**(7.7)**	11.1	(10.3)
Gains (losses) on bonds	**4.1**	(4.0)	0.4
Net other operating income	**¥30.5**	¥23.0	¥ 16.4

Loans

Loan Portfolio, Classified by Industry

Consolidated

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic operations:			
Manufacturing	**¥ 7,525.6**	¥ 7,890.0	¥ 7,842.0
Agriculture, forestry, fisheries and mining	**193.6**	218.2	211.6
Construction	**3,175.3**	3,547.0	3,279.6
Transportation, communications and other public enterprises	**2,907.9**	3,094.3	3,084.0
Wholesale and retail	**7,704.9**	8,366.9	8,198.4
Finance and insurance	**3,630.1**	4,034.4	4,240.8
Real estate	**9,403.6**	9,725.8	9,841.5
Services	**7,125.7**	8,315.2	7,427.7
Municipalities	**317.7**	333.8	356.4
Others	**16,735.5**	15,077.8	14,629.2
Subtotal	**¥58,719.9**	¥60,603.4	¥59,111.2
Overseas operations:			
Public sector	**¥ 234.2**	¥ 250.9	¥ 267.5
Financial institutions	**316.5**	310.1	305.4
Commerce and industry	**5,219.7**	5,389.1	5,739.0
Others	**237.3**	108.9	114.0
Subtotal	**¥ 6,007.7**	¥ 6,059.0	¥ 6,425.9
Total	**¥64,727.6**	¥66,662.4	¥65,537.1

Notes: 1. "Domestic operations" represent the operations of the Bank (excluding overseas branches) and domestic consolidated subsidiaries.
2. "Overseas operations" represent the operations of the Bank's overseas branches and overseas consolidated subsidiaries.
3. Japan offshore banking accounts are included in overseas offices' accounts.

Nonconsolidated

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Domestic offices:			
Manufacturing	**¥ 7,157.9**	¥ 7,552.5	¥ 7,455.4
Agriculture, forestry, fisheries and mining	**172.5**	200.7	188.8
Construction	**2,841.6**	3,214.8	2,929.2
Transportation, communications and other public enterprises	**2,806.8**	3,005.4	2,982.2
Wholesale and retail	**7,151.9**	7,816.3	7,631.1
Finance and insurance	**4,370.5**	4,592.4	4,850.2
Real estate	**8,839.7**	9,046.4	9,222.2
Services	**6,446.6**	7,537.5	6,720.4
Municipalities	**250.2**	308.5	304.2
Others	**15,339.9**	13,847.0	13,267.5
Subtotal	**¥55,377.6**	¥57,121.5	¥55,551.2
Overseas offices:			
Public sector	**¥ 233.3**	¥ 248.0	¥ 264.0
Financial institutions	**332.9**	397.8	378.8
Commerce and industry	**4,906.9**	5,193.1	5,488.2
Others	**220.9**	62.9	65.7
Subtotal	**¥ 5,694.0**	¥ 5,901.8	¥ 6,196.7
Total	**¥61,071.6**	¥63,023.3	¥61,747.9

Note: Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Corporations (Nonconsolidated)

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Outstanding balance	**¥38,427.0**	¥41,039.8	¥40,471.3
Ratio to total loans	**69.4%**	71.8%	72.9%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized businesses are companies with capital stock of ¥300 million or less, or with an operating staff complement of 300 or fewer employees (exceptions to these capital stock and staff restrictions include wholesalers— ¥100 million, 100 employees; retailers— ¥50 million, 50 employees; and service industry companies— ¥50 million, 100 employees).

Consumer Loans Outstanding (Nonconsolidated)

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Consumer loans	**¥13,441.6**	¥13,571.7	¥13,484.8
Housing loans	**11,842.7**	11,788.4	11,791.3
Housing loans	**7,612.0**	7,285.0	7,445.2
Others	**1,598.9**	1,783.3	1,693.5

Note: Housing loans include general-purpose loans used for housing purposes, as well as housing loans, and apartment house acquisition loans.

Risk-Monitored Loans

Consolidated

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Bankrupt loans	**¥ 248.7**	¥ 287.5	¥ 273.1
Non-accrual loans	**2,294.8**	3,308.3	2,577.5
Past due loans (3 months or more)	**124.5**	130.2	125.8
Restructured loans	**1,114.9**	352.6	280.0
Total	**¥3,782.9**	¥4,078.6	¥3,256.4

Nonconsolidated

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Bankrupt loans	**¥ 217.1**	¥ 240.6	¥ 235.7
Non-accrual loans	**1,945.5**	2,859.9	2,207.5
Past due loans (3 months or more)	**105.7**	78.4	103.2
Restructured loans	**1,001.5**	280.7	186.2
Total	**¥3,269.8**	¥3,459.6	¥2,732.6

Notes: Definition of loans

1. Bankrupt Loans: credits for which accrued interest is not accounted in revenue, credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearing houses
2. Non-Accrual Loans: credits for which accrued interest is not accounted in revenue, credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past Due Loans (3 months or more): loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured Loans: loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or support business, excluding borrowers in categories 1. through 3.

Disclosed Assets under the Financial Reconstruction Law (Nonconsolidated)

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Bankrupt and quasi-bankrupt assets	**¥ 574.0**	¥ 621.7	¥ 589.9
Doubtful assets	**1,645.7**	2,567.9	1,943.1
Substandard loans	**1,107.2**	359.0	289.4
Total of problem assets	**(3,326.9)**	(3,548.6)	(2,822.5)
Normal assets	**64,039.9**	65,745.5	66,157.8
Total	**¥67,366.8**	¥69,294.1	¥68,980.3

Notes: Definition of disclosed assets

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and Quasi-Bankrupt Assets: credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful Assets: credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard Loans: past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal Assets: credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Overseas Loans (Nonconsolidated)

Loans to Specific Overseas Countries

As of September 30, 2001 and 2000, and March 31, 2001

	Billions of yen		
	Sept. 30, 2001	Sept. 30, 2000	Mar. 31, 2001
Loan balance	**¥136.2**	¥178.9	¥192.9
Number of countries	**8**	13	9

Loans, Classified by Country

As of September 30, 2001

Loans to Asian Countries

	Billions of yen	
	Loans	Risk-monitored loans
Indonesia	**¥ 156.2**	**¥40.0**
Thailand	**264.7**	**10.5**
Korea	**172.1**	**1.7**
Hong Kong	**342.2**	**17.4**
China	**150.3**	**3.6**
Singapore	**224.5**	**0.6**
India	**53.5**	**5.2**
Malaysia	**69.0**	**9.8**
Pakistan	**4.9**	**2.0**
Others	**50.8**	**4.5**
Total	**¥1,488.2**	**¥95.3**

Note: Classified by domicile of debtors.

Loans to Central and South American Countries

	Billions of yen	
	Loans	Risk-monitored loans
Chile	**¥ 5.1**	**—**
Colombia	**18.8**	**¥0.9**
Mexico	**20.3**	**—**
Argentina	**2.3**	**—**
Brazil	**66.6**	**—**
Venezuela	**10.0**	**—**
Panama	**191.5**	**—**
Others	**1.0**	**—**
Total	**¥315.6**	**¥0.9**

Note: Classified by domicile of debtors.

Loans to Russia

	Billions of yen	
	Loans	Risk-monitored loans
Russia	**¥0.5**	**—**

Note: Classified by domicile of debtors.

Board of Directors and Corporate Auditors

(As of December 31, 2001)

Chairman of the Board

Akishige Okada

President and Chief Executive Officer

Yoshifumi Nishikawa

Deputy Presidents

Youhei Shiraga*
Akio Asuke*
Hirokazu Ishikawa*

Senior Managing Directors

Shunichi Okuyama*
Tsutomu Sakuma*
Hidemitsu Nakao*
Michiyoshi Kuriyama*
Takeharu Nagata*
Hidenori Hiramatsu*
Tadashi Inoue*
Keizo Ogawa*
Masayuki Oku*
Hideharu Kadowaki*
Takemasa Tsukamoto*

Managing Directors

Teisuke Kitayama*
Ryuzo Kodama*
Shigetada Takahashi*
Kenjiro Noda*
Tadashi Hirota*
Mutsuhiko Matsumoto*
Toichiro Mizushima*
Kakuei Miyagi*

Directors

Yoshiaki Yamauchi
Yoichiro Yamakawa

*Also acting as Executive Officer

Corporate Auditors

Hiroshi Kii
Toyosaburo Hirano
Tomoyuki Watanabe
Gaishi Hiraiwa
Katsuya Onishi
Josei Itoh
Yasutaka Okamura

International Directory

(As of December 31, 2001)

Asia and Oceania

Hong Kong Branch
Shanghai Branch
Tianjin Branch
Guangzhou Branch
Yangpu Branch
Suzhou Branch
General Representative Office in China (Beijing)
Dalian Representative Office
Chongqing Representative Office
Shenyang Representative Office
Taipei Representative Office
Seoul Branch
Singapore Branch
Labuan Branch
Labuan Branch Kuala Lumpur Marketing Office
Kuala Lumpur Representative Office
PT Bank Sumitomo Mitsui Indonesia
Jakarta Representative Office
Ho Chi Minh Representative Office
Yangon Representative Office
Bangkok Branch
Ayudhya Branch
Chonburi Branch
Manila Representative Office
Mumbai Branch
New Delhi Branch
SMBC Capital India Limited
Sumitomo Mitsui Finance Australia Limited

Americas

New York Branch
Cayman Branch
Chicago Branch
Los Angeles Branch
San Francisco Branch
Seattle Representative Office
Manufacturers Bank
SMBC Capital Markets, Inc.
SMBC Securities, Inc.
SMBC Leasing and Finance, Inc.
Sumitomo Mitsui Banking Corporation of Canada
Banco Sumitomo Mitsui Brasileiro S.A.

Europe, Middle-East and Africa

London Branch
SMBC Capital Markets Limited
Düsseldorf Branch
Brussels Branch
Paris Branch
Madrid Representative Office
Sumitomo Mitsui Finance Dublin Limited
Bahrain Representative Office
Tehran Representative Office
Tashkent Representative Office
Cairo Representative Office
Johannesburg Representative Office

SMBC Website


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http://www.smbc.co.jp/global/

SMBC SUMITOMO MITSUI BANKING CORPORATION

Printed in Japan

Exhibit B1

SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

2001年度中間期
ディスクロージャー誌

平成13年4月1日～平成13年9月30日

三井住友銀行

ごあいさつ



三井住友銀行が昨年4月に新銀行としてスタートを切りましてから、1年近くが経過しようとしています。この間、皆さまには温かいご支援、お引き立てを賜り誠にありがとうございます。

さて、私ども銀行を取り巻く環境は、内外の経済が不透明さを増すなか、株式市場の低迷が続くなど大変厳しい状況にあり、銀行経営にとりましてまさに正念場にあります。

このような状況下、当行は、引き続き経営情報の適切な開示を行い、皆さまに私どもをより深くご理解いただくべく努めてまいります。また、役職員一同、皆さまに真に信頼していただける銀行となるべく取り組んでまいります。

今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成14年2月

取締役会長 岡田明重

頭取 西川善文

三井住友銀行プロフィール（平成13年9月30日現在）

総資産	101兆3,421億円
預金	56兆6,113億円
貸出金	61兆 716億円
資本金	1兆3,267億円
連結自己資本比率	10.79％（国際統一基準）
発行済株式数	
普通株式	5,709百万株
第1回第一種優先株式	67百万株
第2回第一種優先株式	100百万株
第五種優先株式	800百万株

長期格付（平成13年12月31日現在）

A3	(Moody's)
BBB+	(S&P)
A−	(FITCH)
A+	(R&I)
AA	(JCR)

従業員数

26,802人

拠点数

国内　1,226カ所
（本支店603〈うち被振込専用支店23〉、出張所107、代理店5、無人店舗511）
海外　41カ所
（支店21、出張所3、駐在員事務所17）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分実績を除いています。

経営理念

- お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化し得ることにご留意ください。

＊本誌は再生紙を使用しています。

CONTENTS

頭取メッセージ……2
トピックス……6
財務ハイライト……8
経営健全化計画の履行状況について……9
不良債権の現状……10
　平成13年9月中間期の不良債権処理実績……10
　不良債権等の開示……12
　不良債権の最終処理（オフバランス化）について……15
各業務部門別実績と今後の取り組み……16
　個人部門……16
　法人部門……17
　企業金融部門……18
　市場営業部門……18
　国際部門……19
　投資銀行部門……19
沿革……20
財務データ……21
三井住友銀行「SMBCホームページ」のご案内……49

株式会社　三井住友銀行　広報部　平成14年2月
〒100-0006
東京都千代田区有楽町1-1-2
TEL (03) 3501-1111

頭取メッセージ



頭取　西川　善文

三井住友銀行が発足して間もなく1年を迎えます。この間、私は、お客さまや株主の皆さまからの当行に対する大きなご期待にお応えし、更に我が国経済に対する責任を果たしていくために、まず、合併後の体制を盤石なものにすること、そして合併効果を具体的成果として早期かつ最大限に実現していくことに全力を注いでまいりました。その結果、合併については当初想定していたよりもはるかに確固たる手ごたえを実感するに至っております。

しかしながら、内外の景気の悪化、国内の資産価格の下落、株式市場の低迷等により、我が国の金融機関を取り巻く経営環境が急速に厳しさを増しているのはご高承のとおりであります。こうした状況下、当行は、極めて厳しい経営環境の変化にも耐え得る強靭な経営体質と財務基盤を構築することを喫緊の課題と位置づけております。私は、まさにゼロから再出発するという強い危機感を持ち、株主価値増大を経営の基軸に据えながら、スピード感と実行力を持って、皆さまからの信頼の向上に全力を尽くしてまいる所存であります。

経営の重要課題として具体的には、「アセット・クオリティ改善の加速」「更なるリストラ策の実行」「株価変動リスクへの対応力強化」「収益力強化に向けた業務改革」の四点に重点的に取り組んでおります。

アセット・クオリティ改善の加速

まず、「アセット・クオリティ改善の加速」についてであります。当行は、不良債権の最終処理を速やかに進めると同時に、将来の資産の劣化への引当を確保することで、アセット・クオリティの改善を加速する考えであります。特に要注意先企業に対しては、将来リスクについての備えを厚くする観点から、最近の貸倒れ、倒産等の状況を勘案した引当の積み増しを行ってまいります。しかしながら、不良債権処理にあたりましては、単に償却・引当等の手当てを行えばよいというものではなく、企業の再生に積極的に関与することが何よりも重要であります。個別案件ごとに対応策の具体化を図り、不良債権の最終処理を推進してまいります。

更なるリストラ策の実行

二点目は、「更なるリストラ策の実行」であります。当行は、合併直後から全行を挙げて聖域を設けない徹底的な経費削減策の策定、実行に取り組んでまいりました。当行の経費率は既に邦銀大手行グループ中最も低い水準にありますが、今後一段のリストラ策の強化、スピードアップを図ってまいります。具体的には、合併による重複店舗の統合や、店舗ネットワーク戦略の見直し等を行うとともに、システム投資における合併効果の実現や事務処理の合理化を推進することで、施設関連コストおよびシ

ステム関連コストをそれぞれ2割程度削減いたします。また、間接部門の徹底的なスリム化や店舗統合によって従業員数の一層の削減を図る一方、役員処遇の見直しや、グループ会社宛業務委託費の削減等の施策を推進してまいります。こうした施策の実行によって、平成16年度の年間経費は、平成13年度計画比で約1,000億円の削減となる6,300億円まで低下する見込みであります。しかしながら、ここをゴールとするのではなく、経営のあらゆる面での合理化を進め、早期に年間経費6,000億円体制の実現を目指してまいりたいと考えております。

株価変動リスクへの対応力強化

三点目は、「株価変動リスクへの対応力強化」であります。ポイントは、保有株式残高の圧縮、および抵抗力の高い資本構成の実現の二点であります。

当行は平成13年9月末時点で約4.9兆円の株式（子会社・関連会社株式を除く上場・店頭株式、時価ベース）を保有しております。この保有株式にかかる株価変動リスクをコントロールするには、何よりも保有残高の削減が必須となります。平成16年度に導入される総量規制をクリアすることは当然として、より踏み込んだ保有株式残高の圧縮を早期に進めていく考えであります。

次に、株価変動リスクへの抵抗力の高い資本構成を実現すべく、平成13年の商法改正の趣旨に沿って、法定準備金のうち資本金を上回る部分を剰余金に振り替えます。これは、株主および債権者の皆さまの同意を前提に行うものであります。時価会計の導入により、平成13年度から保有株式等の「その他有価証券」のネット含み損益の約6割の金額を「評価差額金」として資本の部に計上することとなり、「評価差額金」がマイナスの場合には、剰余金の額からそのマイナスを差し引いて配当可能利益を算出することとなりました。そこで、こうした株価変動リスクの経営への直接のインパクトを和らげるためのショックアブソーバー、つまり一種の緩衝材としての役割を持たせるために、資本構成の組み替えを行い、剰余金を厚くするものであります。

以上のように保有株式残高の圧縮を急ぐと同時に、財務上のクッションを厚くすることによって株価変動リスクへの対応力を高めてまいります。

収益力強化に向けた業務改革

四点目として、「収益力強化に向けた業務改革」に取り組んでまいります。当行が今後持続的な成長を実現していくためには、本業での粗利益そのものを増やしていくことが不可欠であります。当行の主要なビジネスラインにおける業務のあり方を抜本的に見直すことにより、収益性、資産効率、資本効率の高い経営体制を確立してまいります。既にこの下期には、私自身を委員長とした「業務改革委員会」を設置し、テーマを絞り込んだうえで行内横断的な取り組みを進めております。当行は、お客さまごとのさまざまなニーズに対して的確なソリューションとなり得る金融サービスをご提供し、それらを評価していただくべく努力を重ねつつ、抜本的な業務改革を実現していくことで、来期以降の粗利益を確実に向上させていく考えであります。

現在、我が国の金融機関は、まさに正念場とも言うべき厳しい環境下に置かれております。しかしながら、私はこうした状況こそ、当行にとって更なる発展への好機であると捉えております。厳しい環境を克服するべく当行のあらゆる英知を結集していくなかで、これまでにはない新しいアイデアや方策が生まれ、それを実行し、完遂することで、単なる難局の打開を超えた新たな飛躍が可能になると考えるからであります。

当行の役職員一人ひとりが、経営理念であります「お客様に、より一層価値あるサービスを提供し、お客様と共に発展する」「事業の発展を通じて、株主価値の永続的な増大を図る」を改めて胸に刻み、当行に寄せられる大きなご期待にお応えし、責任を果たすべく、一段のスピード感を持って努力を重ねてまいります。

皆さまからのなお一層のご指導、ご支援を賜りますようお願い申し上げます。

平成14年2月

参考

経費削減計画と更なるリストラ策の内容について

経費削減計画


＜年間経費＞
平成13年度
平成16年度
経営健全化計画
（平成12年12月提出）
7,280億円
6,800億円
980億円削減
500億円の
追加削減
更なるリストラ策
6,870億円
6,300億円
早期に6,000億円体制へ

更なるリストラ策の内容

（1）有人ネットワークの再編によるチャネルコストの追加削減
・合併による重複店舗の統合、店舗ネットワーク戦略の見直し等により、有人支店を**合併時の578支店から401支店へ削減。**
（177支店の削減。経営健全化計画比69支店を追加削減）
・上記のうち、**34支店の統合を平成13年度に前倒し実施。**
残りの143支店も平成14年度中に統合実施予定。

（2）本部／センター等の施設関連コストの追加削減
九段本部ビル返還、システム／事務センターの統合、寮・社宅の売却等。

→ 施設関連コスト2割削減

（3）合併によるスケールメリットを活かした事務システム関連コストの追加削減
システム投資における合併効果の実現、事務BPR（ビジネス・プロセス・リエンジニアリング）を通じた合理化の推進等。

→ 事務システム関連コスト2割削減

（4）人員削減
間接部門の徹底的なスリム化、店舗統合による人員削減等により、
平成16年3月末までに平成13年3月末比4,900人を削減。
（平成13年度は1,100人を削減。平成16年度経営健全化計画比600人を追加削減）

（5）処遇面
・役員の処遇見直し（役員数削減、役員報酬の追加カット等）。
・従業員賞与ファンドの追加削減。

（6）その他
グループ会社における経営効率化推進によるグループ会社宛業務委託費削減。

法定準備金の剰余金への振替について

Q. 法定準備金とは何ですか？

A. 「法定準備金」とは、損失の発生等に備え、会社が積み立てを求められている会計上の金額のことです。

「法定準備金」は、株主による払込資本の一部等からなる「資本準備金」と、会社が過去の決算期ごとに利益の一部を積み立ててきた「利益準備金」から構成されます。「資本準備金」と「利益準備金」は法律でその積み立てが義務づけられているものですが、法律で求められる準備金以外に任意で積み立てることもでき、このような任意の積立金とその期の未処分利益をあわせたものが「剰余金」と呼ばれています。

会社は、その財務状態を明らかにするために、決算期ごとに「貸借対照表」を作成しますが、この表において「資本金」「法定準備金」「剰余金」は「資本の部」という箇所に計上されます。

負債に対する「資本の部」の割合が高ければ高いほど、理論的には債権者が会社から債権を回収できる確実性が高くなることになります。銀行は、規制によって一般事業会社以上の「法定準備金」積み立てを求められていますが、これは、預金者（＝債権者）の皆さまにご預金を払い戻せないというようなことが、万が一にもあってはならないからです。

Q. 法定準備金の剰余金への振替とは何ですか？

A. 「資本金」「法定準備金」「剰余金」の多さは債権者の安心につながりますが、その一方で、利用目的が制限されている「法定準備金」の額が著しく多くなるのは、資本の有効活用の観点からは非効率であると考えられます。そこで平成13年10月に商法および銀行法が改正され、法定準備金を、利用目的の制限がない剰余金に振り替えることができるようになりました。具体的には、

・一般の会社であれば資本金の４分の１に相当する額
（資本金が１兆円であれば2,500億円）

・銀行の場合は、預金者保護等の観点から、資本金と同額
（資本金が１兆円であれば１兆円）

の法定準備金があればよく、既にその水準を上回る法定準備金を積み立てている場合には、それを株主のために有効活用することが認められるようになったのです。

当行はこの改正の趣旨に沿って、法定準備金（１兆9,257億円）のうち、資本金の額（１兆3,267億円）を上回る部分（5,990億円）を、剰余金に振り替えたいと考えております。

Q. なぜそのようなことをするのですか？

A. 法定準備金を剰余金に振り替えることの意義は、次のとおりです。

平成13年度から「その他有価証券」に時価会計制度が導入されましたが、これに伴い、会社が保有する株式等の期末における含み益と含み損との差額のおよそ６割を、「評価差額金」として「資本の部」に計上することとなりました。

ここで問題となるのが、「評価差額金」と「剰余金」との関係です。

株主への配当は「剰余金」から支払われなければなりません。言い換えれば、剰余金を超える額の配当を行うことはできないということです。ところが、今回の時価会計制度導入に伴い、評価差額金がマイナスの場合には、剰余金の額からそのマイナスを差し引いて配当の上限を算出することになったのです。

つまり、期末月の株式相場次第では、その後の株主総会などの時点での株式相場にかかわらず、また、剰余金が十分にある場合でも、配当することが許されなくなる事態すら起こりかねないということです。

特に、株式相場の先行きが不透明である昨今のような状況下で、株主の皆さまのご期待に安定的にお応えし続けようとすれば、株式相場の変動リスクが会社経営を直撃することを和らげるためのショックアブソーバー（緩衝材）が必要であり、その役目を果たすのが、剰余金の厚みにほかなりません。

当行が法定準備金の一部を剰余金に振り替えようとしているのは、このような背景によるものです。

Q. 預金者を含めた債権者にはどのような影響があるのですか？

A. 今回の振替は、資本を有効活用して株主の皆さまのご期待にお応えすることを目的とするものですが、その内容は「法定準備金」から「剰余金」への振替、すなわち「資本の部」の中での振替であり、「資本の部」全体の金額に変更はなく、預金者の皆さまを含めた債権者の皆さまにご迷惑をおかけするようなことは一切ないものと考えております。

当行は、法定準備金の一部を剰余金に振り替えること等により、株式相場の変動への抵抗力の高い資本構成を実現してまいります。

トピックス

5月	○三井生命保険(相)からの住宅ローン債権譲受
6月	○さくら信託銀行株式の中央三井信託銀行(株)への譲渡
7月	○アドバイザリーボードの設置 ➊ ○住友生命保険(相)ならびに三井生命保険(相)とのATM提携スタート ○新ネット決済方式「ネットデビット」の共同展開 ➋ 共通のサービス名称・マークの利用および普及促進
9月	○住友生命保険(相)との福利厚生サービスにおける提携 ○当行グループの企業間電子商取引向け金融サービス「SMBC Financial Link」の立ち上げ ➋
10月	○本店組織改定 ➌ ○三井住友海上火災保険(株)、三井生命保険(相)および当行による「従業員向け福利厚生サービス」の共同提供 ○法人向けインターネット窓口「Value Door」の開設 法人のお客さま向けに、従来の店頭窓口に加え新しい銀行窓口をインターネット上に開設したもの。 EB(エレクトロニック・バンキング)を含め、当行グループが取り扱う各種商品・サービスを「Door」というメニューで提供。
11月	○三井・住友グループ保険各社との全面提携 ➍ ○「資産づくりセット」の商品性改定 「長期保有・分散投資」をキーワードに開発した、円預金と外貨預金、投資信託を組み合わせた商品です。 ・外貨預金の取扱通貨に「ユーロ」を追加 ・申込チャネルとしてインターネットを追加 ・外貨定期預金(3カ月もの)の金利上乗せ実施(平成14年3月29日までの期間限定) ・一部商品の最低申込金額の引き下げ(従来100万円→50万円に)
12月	○SMBCコンサルティング(株)と(株)日本総合研究所のコンサルティング事業統合 ○日本生命保険(相)とのATM(@BANK)提携

①アドバイザリーボードの設置

当行は、取締役会長および頭取の諮問機関として、社外の有識者によって構成されるアドバイザリーボードを設置しました。経営上の重要戦略や課題、金融界全体の問題等、経営全般にわたり幅広く大所高所からアドバイスをいただき、経営に反映していきたいと考えています。

なお、アドバイザリーボードにご就任いただいたのは以下の方々です。

(平成14年1月現在)

豊田　章一郎氏	トヨタ自動車株式会社　取締役名誉会長
熊谷　直彦氏	三井物産株式会社　相談役
川上　哲郎氏	住友電気工業株式会社　相談役
浦上　敏臣氏	住友生命保険相互会社　相談役
横山　禎徳氏	マッキンゼー・アンド・カンパニー東京支社 ディレクター

②ネットビジネスへの取り組み

当行は引き続きネットビジネスへの取り組みを強化していきます。

新ネット決済方式「ネットデビット」の共同展開

当行、(株)ジャパンネット銀行、(株)あさひ銀行、(株)UFJ銀行および(株)スルガ銀行は本サービスに関し提携関係にあるクレジットカード会社、三井住友カード(株)および(株)ジェーシービーと協力し、インターネット上におけるデビット決済(預金口座からの即時引き落し)を行う「ネットデビット」サービスの普及促進を共同にて展開することで合意しました。

合意事項

・5行およびクレジットカード会社2社は、「ネットデビット」を共通のサービス名称とし、また下記のマークを共通マークとして利用することにより本サービスの普及につとめる。
　更に、今後同様のSSL方式(インターネット上で安全に情報をやりとりするための標準プロトコル)によるデビット決済サービスを提供する金融機関に対しても共通のサービス名称およびマークの利用を働きかける。

・5行およびクレジットカード会社2社は、本サービスに参加する加盟店に対しても下記のマークの利用を働きかける。

「SMBC Financial Link」の立ち上げ

三井住友銀行グループは、企業間電子商取引（B to B）の進展に伴い、インターネットビジネスを行っている企業に対する金融面でのサポート体制を強化します。

今般、「与信」「決済」「認証」「代金回収」という4つの金融機能をワンパッケージとした「SMBC Financial Link」を立ち上げて、インターネットビジネスを行っている企業のさまざまなニーズに対して、スピーディーかつ柔軟な対応を行うサポート体制を構築しました。

今後、「SMBC Financial Link」というブランドを活用して、インターネットビジネスを行っている、または検討している企業を積極的に支援していきます。

❸組織改定

当行は、平成13年10月1日付けで本店組織を一部改定しました。

1.個人部門

個人部門の本店組織の機能を集約し、9部3室から、6部4室の体制に変更しました。改定後の設置部は以下のとおりです。（括弧内は部内室）。

個人統括部（チャネル企画室）、支店業務部（職域取引推進室）、
個人マーケティング部（ローン商品事業室、投資商品事業室）、
プライベートバンキング営業部、個人事務システム部、
個人審査部

このうち、従来に比べ、機能を拡充するのは次の両部です。

(1) 支店業務部

同部は、「営業拠点の運営管理・指導」という従来の機能に加えて、「顧客セグメント別のビジネス推進」という機能も担います。また、資産形成ビジネスの中心マーケットである「職域」については、部内に職域取引推進室を新設して、取り組みを強化していきます。

(2) 個人マーケティング部

同部は、「プロダクト別のビジネス推進」を所管します。部内にローン商品事業室および投資商品事業室を設置し、住宅ローンや投資信託といった主要プロダクトに関するビジネスを、お客さまの負債サイドと資産サイドとに分けて、両室が推進していきます。また、カードローンを含むカードビジネスについても個人マーケティング部に集約し、グループ会社との連携を一段と強化していきます。

2.法人部門

近年、事業再編に関する潜在的なニーズが増大していることに対応し、法人業務部内に事業再編室を設置しました。お客さまの経営全般にわたるコンサルティングを実施することにより、ニーズを早期に具体化・顕在化させ、当行のプロダクトのみにこだわらず、お客さまの企業価値向上につながるあらゆるソリューションを立案・提供していきます。

❹三井・住友グループ保険各社との全面提携

当行および三井生命保険（相）、住友生命保険（相）、三井住友海上火災保険（株）は、三井・住友グループとしての保険事業の強化のため、これまでの各社間の提携を更に拡充し、三井・住友グループという新たな枠組みの下で、以下の内容の全面提携について取り組んでいくことに合意しました。

具体的な取り組みは以下の５項目です。

①三井・住友グループ保険各社間における販売チャネルの相互連携
- 三井住友海上代理店での三井生命・住友生命の生保商品の販売
- 三井生命・住友生命における損保商品販売、三井住友海上における生保商品販売の促進体制の整備

②三井・住友グループ保険各社・当行による生損保険・金融融合商品の共同研究・開発

③三井・住友グループ保険各社・当行におけるアセットマネジメント事業の再編成

④三井生命損害保険子会社の三井住友海上への集約化

⑤三井・住友グループ保険各社・当行における人材交流の一層の拡大

また今後の推進体制として各社の専務・常務級の役員をメンバーとする「提携推進委員会」を設置し、上記提携策の迅速な実行と個別提携案件の拡充を強力に推進していきます。

これまでの提携の具体例

- 損保分野の共同市場開拓活動
  （三井生命－旧三井海上、住友生命－旧住友海上）
- 生保営業職員による自動車保険（住友生命の損保子会社と旧住友海上の共同保険）の販売
  （住友生命－旧住友海上）
- 従業員向け福利厚生サービスの共同提供
  （三井生命－旧三井海上－旧さくら銀行、
  住友生命－旧住友銀行）
- 生保契約者貸付の三井住友銀行ATMによる出金サービス
  （三井生命・住友生命－当行）

財務ハイライト

■連結

（単位：百万円）

	平成12年度中間期		平成13年度中間期	平成12年度	
経常収益	2,175,648		1,801,802	4,449,177	
経常利益	368,336		114,450	494,617	
中間（当期）純利益	107,183		34,196	132,408	
純資産額	3,996,941		3,352,163	4,012,960	
総資産額	107,323,132		107,502,027	119,242,661	
リスク管理債権	4,078,645		3,782,947	3,256,418	
貸倒引当金	1,621,602		1,163,469	1,268,853	
有価証券の評価損益	654,266		△640,983	△301,106	
従業員数（人）	44,318		46,165	46,406	
	さくら銀行	住友銀行		さくら銀行	住友銀行
1株当たり純資産額（円）	335.35	418.59	359.97	333.46	426.32
1株当たり中間（当期）純利益（円）	6.26	23.64	6.02	9.22	25.50
潜在株式調整後1株当たり中間（当期）純利益（円）	6.25	23.04	6.01	9.21	24.93
自己資本比率（国際統一基準）（%）	12.30	11.32	10.79	11.31	10.94
自己資本利益率（ROE）（%）	3.7	11.3	3.00	2.67	6.05

（注）1. 平成12年度中間期、平成12年度はさくら銀行・住友銀行両行の計数を合算して表示しております。
2. 平成13年度中間期の純資産額には、その他有価証券等の時価評価に伴うその他有価証券評価差額金△3,948億円が含まれております。
3. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として期末前1カ月の平均時価に基づいて算出しております。詳細は23ページをご参照ください。
4. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。

■単体

（単位：百万円）

	平成12年度中間期		平成13年度中間期	平成12年度	
経常収益	1,571,918		1,337,291	3,289,556	
業務粗利益（A）	717,488		849,274	1,503,203	
経費（除く臨時処理分）（B）	347,013		333,470	700,128	
経費率（（B）／（A）×100）（%）	48.3		39.2	46.5	
業務純益	515,118		478,401	991,670	
業務純益（除く一般貸倒引当金繰入額）	370,473		515,804	803,073	
経常利益	255,105		127,148	359,167	
中間（当期）純利益	100,300		79,794	137,835	
資本金	1,795,554		1,326,746	1,795,554	
純資産額	4,209,415		3,514,642	4,199,937	
総資産額	100,774,231		101,342,107	113,727,498	
預金残高	57,560,110		56,611,281	59,041,313	
貸出金残高	63,023,341		61,071,591	61,747,880	
有価証券残高	18,596,325		19,988,203	27,059,978	
リスク管理債権残高	3,459,585		3,269,821	2,732,590	
金融再生法に基づく開示債権の額	3,548,622		3,326,878	2,822,459	
貸倒引当金残高	1,467,937		1,008,891	1,095,841	
有価証券の評価損益	484,512		△689,542	△429,844	
従業員数（人）	26,161		23,601	24,731	
	さくら銀行	住友銀行		さくら銀行	住友銀行
1株当たり純資産額（円）	359.76	452.62	387.72	358.43	451.35
1株当たり配当額					
（普通株式）（円）	3.00	3.00	—	6.00	6.00
（第二回優先株式）（円）	7.50	／	／	15.00	／
（第三回優先株式（第二種））（円）	6.85	／	／	13.70	／
（第1回第一種優先株式）（円）	／	5.25	—	／	10.50
（第2回第一種優先株式）（円）	／	14.25	—	／	28.50
（第五種優先株式）（円）	／	／	—	／	／
1株当たり中間（当期）純利益（円）	11.28	14.83	14.03	17.28	16.59
自己資本比率（国際統一基準）（%）	12.67	12.14	11.53	11.91	11.80
自己資本利益率（ROE）（%）	6.32	6.65	6.80	4.86	3.72

（注）1. 平成12年度中間期、平成12年度はさくら銀行・住友銀行両行の計数を合算して表示しております。
2. 平成13年4月1日現在の純資産額は合併により、3兆7,729億円となっております。
3. 平成13年度中間期の純資産額には、その他有価証券等の時価評価に伴うその他有価証券評価差額金△4,257億円が含まれております。
4. リスク管理債権および金融再生法に基づく開示債権の定義については、47ページをご参照ください。
5. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、期末前1カ月の平均時価に基づいて算出しております。詳細は26ページをご参照ください。
6. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。
7. 平成12年度のさくら銀行の1株当たり配当額は、合併交付金（平成12年10月1日から平成13年3月31日に至る間の1株当たり配当金相当額）を期末配当金とみなして算出しております。
8. 平成13年度の配当については、中間配当を行わず、期末一括配当とすることとしております。

経営健全化計画の履行状況について

当行は、平成11年3月、優先株式発行による公的資金の導入を行う際に策定し、平成12年12月の合併申請の際に見直しを行った「経営の健全化のための計画」に基づき、業務の再構築や経営の合理化を実施し、競争力·収益力の向上に努めています。本計画については、年度ごとに収益計画、経営の合理化、中小企業向け貸出計画を策定していますが、平成13年9月期における各項目の実績は以下のとおりです。

● 収益計画については、平成13年度の業務粗利益を1兆4,280億円、経費を7,280億円、業務純益(除く一般貸倒引当金繰入額)を7,000億円、当期利益を2,100億円としています。中間期となる平成13年9月期については、業務粗利益は8,493億円、経費は3,335億円、業務純益(同上)は5,158億円、中間純利益は798億円となりました。

● 経営合理化については、平成13年度の経費を7,280億円とする計画としています。平成13年9月期については、人員の削減、店舗·ATM等チャネルネットワークの見直し、海外重複拠点の統合、購買費やシステム保守管理費等の経常経費削減等により3,335億円となりました。合併効果の早期実現に向けて鋭意経費削減に取り組んできていますが、現下の経営環境悪化を踏まえ、より一段のリストラを推進し、平成13年度の経費は6,870億円と計画比410億円削減する予定です。また、国内支店数、海外支店数、従業員数については、平成14年3月末までにそれぞれ573カ店、23カ店、26,200人に削減することとしていますが、平成13年9月末の実績としては、国内支店数577カ店、海外支店数21カ店、従業員数26,802人となりました。なお、国内支店数については、下期に入り13カ店の統合を完了し、平成14年3月末の計画を上回る実績となっています。

● 貸出計画については、平成13年度に中小企業向け貸出(インパクトローンを除く実勢ベース)を500億円増加させることとしています。平成13年9月末については、1兆5,890億円の減少と年間計画を大幅に下回っていますが、これは一段と悪化する景気動向を背景に資金需要が更に低迷していること、財務リストラの推進に伴う大企業関連子会社の有利子負債圧縮の動きによる借入金返済圧力が依然として強いことなど、貸出金残高の増加に対しては極めて困難な環境が続いていることに加えて、不良債権の早期処理に向けて問題先債権の回収も重要な経営課題として取り組んでいること等によるものです。

下期においては、貸出資産の健全性を維持しつつ、以下の施策等により引き続き健全な中小企業に対する資金供給に注力し、平成14年3月末の貸出増加計画の達成に向けて最大限努力していく所存です。

(1) 中堅·中小企業に対するソリューションビジネスの多様なチャネルによる展開

インターネットによる融資申込·資金決済ほか、さまざまなニーズに対応するパッケージサービス「Value Door」の提供

(2) 推進体制の強化

①ビジネスサポートプラザの拡充
②フランチャイズ加盟店などに対する提携貸金等、本部における新規資金需要の組織的·効率的な発掘
③法人営業部への新規貸出専担者の配置
④法人戦略営業部における新規先·成長企業取引の推進
⑤法人業務部成長事業推進室におけるサポート

(3) 商品·サービスの拡充

保証協会保証付き貸金、スコアリングモデルを活用した無担保貸金などの定型貸金等の提供

平成13年9月中間期の不良債権処理実績

当行では、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等にそった自己査定基準ならびに償却・引当基準に基づき、半期ごとに実施する自己査定の結果を踏まえて適正な償却・引当を行っています。

景気の低迷が長引くなか、企業の財務内容に好転の兆しがなかなか見えないこと、不動産担保価値が引き続き下落していること等の外部要因の中にあって、緊急経済対策で示された抜本的オフバランス化の原則に則り、不良債権の最終処理に積極的に取り組んできています。

この結果、平成13年9月期の単体ベースでの不良債権処理額は、一般貸倒引当金繰入額を含めて総額3,054億円となり、期末における貸倒引当金残高は、1兆89億円となりました。(※1)

なお、連結ベースでの不良債権処理額は、一般貸倒引当金繰入額を含めて総額3,567億円となり、貸倒引当金残高は、1兆1,635億円となりました。(※2)

※1　部分直接償却(直接減額)を、1兆5,808億円実施しています。
※2　部分直接償却(直接減額)を、2兆385億円実施しています。

自己査定について

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、更に各取引先の担保条件等を勘案して、債権の回収の危険性または価値の毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、銀行グループ全体のリスク管理を強化する観点から、連結対象会社においても、原則として銀行本体と同様に自己査定を実施しています。

債務者区分	
正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類	
Ⅰ分類(非分類)	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

■平成13年9月期の処理実績（単体）

（単位：億円）

不良債権処理額	2,680
貸出金償却	1,387
個別貸倒引当金繰入額	984
債権売却損失引当金繰入額	236
共同債権買取機構売却損	22
延滞債権売却損等	134
特定海外債権引当勘定繰入額	△83
一般貸倒引当金繰入額(注)	374
合計（貸倒償却引当費用）	3,054
貸倒引当金残高	10,089
部分直接償却（直接減額）実施額	15,808

（注）業務純益に計上しているベース。

■平成13年9月期の処理実績（連結）

（単位：億円）

貸倒償却引当費用（連結損益計算書ベース）	3,567
貸倒引当金残高	11,635
部分直接償却（直接減額）実施額	20,385

■引当金残高

（単位：億円）

	単体	連結
貸倒引当金　合計(a)	10,089	11,635
一般貸倒引当金	4,052	4,574
個別貸倒引当金	5,920	6,944
特定海外債権引当勘定	117	117
リスク管理債権(b)	32,698	37,829
引当率(a)/(b)	30.9%	30.8%

償却・引当について

個々の取引先について、自己査定に基づいて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」に区分し、その区分ごとに償却・引当基準を定めています。

債務者区分	償却・引当基準
正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金に計上
要注意先	貸倒リスクに応じてグループ分けを行い、グループごとに過去の倒産確率に基づき将来の予想損失額を一般貸倒引当金に計上 グループ分けは、「要管理先債権」と「その他の要注意先」に区分し、後者を更に財務内容や与信状況等を勘案して細分化
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金を計上
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則貸倒償却し、Ⅲ分類の全額について個別貸倒引当金を計上

また、銀行グループ全体のリスク管理を強化する観点から、連結対象会社においても、原則として銀行本体と整合した償却・引当基準を採用しています。

不良債権等の開示

1．金融再生法に基づく開示債権

「金融機能の再生のための緊急措置に関する法律（以下「金融再生法」）」に基づいて、査定した資産を「破産更生債権及びこれらに準ずる債権」「危険債権」「要管理債権」および「正常債権」に4区分し各債権額を開示しています。

平成13年9月末における単体ベースでの開示債権額は、正常債権を除き、3兆3,269億円（平成13年3月末比5,044億円増加）となりました。これは、要管理債権の判定基準を厳格化したことに伴い、要管理債権が8,178億円増加したことが主因となっています。また、連結ベースでの開示債権額は、3兆8,431億円となりました。

■金融再生法に基づく開示債権

（単位：億円）

	単体	平成13年3月末比	連結
破産更生債権及びこれらに準ずる債権	5,740	△159	7,350
危険債権	16,457	△2,974	18,588
要管理債権	11,072	+8,178	12,493
小計	33,269	+5,044	38,431
正常債権	640,399	△21,179	655,582
合計	673,668	△16,135	694,013
部分直接償却（直接減額）実施額	15,808		20,385

■自己査定、開示および償却・引当との関係（単体）

（単位：億円）


自己査定の債務者区分
金融再生法に基づく開示債権
自己査定における分類区分
非分類
Ⅱ分類
Ⅲ分類
Ⅳ分類
引当金残高
引当率（注3）
破綻先
実質破綻先
破綻懸念先
要注意先
正常先
破産更生債権及びこれらに準ずる債権
5,740（①）
担保・保証等により回収可能部分
5,353（④）
全額引当
387
全額償却（注1）
429（注2）
100%
危険債権
16,457（②）
担保・保証等により回収可能部分
7,308（⑤）
必要額を引当
9,149
5,487（注2）
60.0%
個別貸倒引当金
要管理債権
11,072（③）
（要管理先債権）
要管理債権中の保全部分
3,915（⑥）
個別貸倒引当金5
要管理債権に対する一般貸倒引当金1,069
15.0%（注4）
4.8%
要管理先債権以外の要注意先債権
3.1%
正常債権
640,399
正常先債権
一般貸倒引当金
4,052
0.2%
特定海外債権引当勘定
117
総計
673,668
貸倒引当金計
10,089
Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金
6,990
引当率（注5）（Ⓑ/Ⓓ）41.9%
Ⓐ=①+②+③
33,269
Ⓒ担保・保証等により回収可能部分（④+⑤+⑥）16,576
Ⓓ左記以外（Ⓐ−Ⓒ）16,693
保全率（（Ⓑ+Ⓒ）/Ⓐ）
70.8%

（注1）部分直接償却（直接減額）実施額1兆5,808億円を含みます。

（注2）金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先 42億円、破綻懸念先 82億円）

（注3）「正常先」は、債権額に対する引当率を示しています。
「正常先」以外は、開示額から担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注4）「要管理先債権」の非保全額に対する引当率（個別引当先を除く）を示しています。

（注5）担保・保証等により回収可能部分控除後債権に対する引当率を示しています。

開示債権の区分の概要について

債務者区分	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分(Ⅳ分類額)を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保·保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保·保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

2. リスク管理債権

不良債権にかかわるディスクロージャーとしては、金融再生法に基づく開示債権とは別に、銀行法に基づき「リスク管理債権」を開示しています。

平成13年9月末における単体ベースでの開示債権額は、3兆2,698億円(平成13年3月末比5,372億円増加)となりました。また、連結ベースでの開示債権額は、3兆7,829億円となりました。

■リスク管理債権

(単位:億円)

	単体	貸出金残高比	平成13年3月末比	連結	貸出金残高比	平成13年3月末比
破綻先債権	2,171	(0.4%)	△186	2,487	(0.4%)	△244
延滞債権	19,455	(3.2%)	△2,620	22,948	(3.5%)	△2,827
3カ月以上延滞債権	1,057	(0.2%)	+25	1,245	(0.2%)	△13
貸出条件緩和債権	10,015	(1.6%)	+8,153	11,149	(1.7%)	+8,349
合計	32,698	(5.4%)	+5,372	37,829	(5.8%)	+5,265
部分直接償却(直接減額)実施額	15,505			19,848		

金融再生法に基づく開示債権とリスク管理債権の関係について



自己査定における債務者区分
金融再生法に基づく開示債権
リスク管理債権
貸出金
その他の債権
貸出金
その他の債権
破綻先
実質破綻先
破綻懸念先
要注意先
正常先
破産更生債権及びこれらに準ずる債権
危険債権
要管理債権
(正常債権)
破綻先債権
延滞債権
3カ月以上延滞債権
貸出条件緩和債権
©
Ⓐ
Ⓑ
©

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

■開示債権の地域別構成

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	31,758	(95.5%)	31,361	(95.9%)
海外	1,511	(4.5%)	1,337	(4.1%)
アジア	1,057	(3.2%)	953	(2.9%)
インドネシア	415	(1.2%)	400	(1.2%)
香港	192	(0.6%)	174	(0.5%)
インド	74	(0.2%)	52	(0.2%)
中国	39	(0.1%)	36	(0.1%)
その他	337	(1.0%)	291	(0.9%)
北米	390	(1.2%)	321	(1.0%)
中南米	9	(0.0%)	9	(0.0%)
西欧	17	(0.1%)	16	(0.0%)
東欧	38	(0.1%)	38	(0.1%)
国内・海外　合計	33,269	(100.0%)	32,698	(100.0%)

(注)「国内」は国内店(特別国際金融取引勘定を除く)の合計です。「海外」は海外店(特別国際金融取引勘定を含む)の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	31,758	(100.0%)	31,361	(100.0%)
製造業	2,725	(8.6%)	2,709	(8.6%)
第一次産業	63	(0.2%)	62	(0.2%)
建設業	2,661	(8.4%)	2,658	(8.5%)
卸売・小売業、飲食店	3,962	(12.5%)	3,871	(12.3%)
金融・保険業	1,067	(3.4%)	1,007	(3.2%)
不動産業	10,354	(32.6%)	10,336	(33.0%)
運輸・通信・その他公益事業	550	(1.7%)	538	(1.7%)
サービス業	8,014	(25.2%)	7,981	(25.4%)
地方公共団体	—	(—)	—	(—)
その他	2,362	(7.4%)	2,199	(7.0%)
海外	1,511		1,337	
政府等	153		153	
金融機関	9		9	
商工業	1,349		1,175	
その他	0		0	
国内・海外　合計	33,269		32,698	

(注)「国内」は国内店(特別国際金融取引勘定を除く)の合計です。「海外」は海外店(特別国際金融取引勘定を含む)の合計です。

不良債権の最終処理（オフバランス化）について

平成13年4月に取りまとめられた「緊急経済対策」を受け、不良債権の最終処理（オフバランス化）の実績ならびに新規に「破産更生債権及びこれらに準ずる債権」および「危険債権」となった債権額を公表しています。

平成12年度上期以前発生分については、平成13年度上期中に3,997億円、平成12年度下期発生分については、平成13年度上期中に2,970億円、合計6,967億円をオフバランス化しました。

一方、平成13年度上期中に、「破産更生債権及びこれらに準ずる債権」および「危険債権」が3,833億円新規発生したため、「破産更生債権及びこれらに準ずる債権」および「危険債権」は平成13年3月末比3,133億円減少しました。

■各期末における「破産更生債権及びこれらに準ずる債権」および「危険債権」の残高

(単位：億円)

(1)平成12年度上期以前発生分

	平成12年9月末	平成13年3月末	平成13年9月末	平成13年3月末比
破産更生債権及びこれらに準ずる債権	6,217	4,727	3,769	△958
危険債権	25,679	13,531	10,492	△3,039
合計	31,896	18,258	14,261	△3,997

(2)平成12年度下期発生分

	平成13年3月末	平成13年9月末	平成13年3月末比
破産更生債権及びこれらに準ずる債権	1,172	1,416	244
危険債権	5,901	2,687	△3,214
合計	7,073	4,103	△2,970

△6,967

(3)平成13年度上期発生分

	平成13年9月末	平成13年3月末比
破産更生債権及びこれらに準ずる債権	555	555
危険債権	3,278	3,278
合計	3,833	3,833

(4)合計((1)+(2)+(3))

	平成12年9月末	平成13年3月末	平成13年9月末	平成13年3月末比
破産更生債権及びこれらに準ずる債権	6,217	5,899	5,740	△159
危険債権	25,679	19,431	16,457	△2,974
合計	31,896	25,330	22,197	△3,133

■オフバランス化の実績

(単位：億円)

	平成12年度上期以前発生分	平成12年度下期発生分	合計
清算型処理	△95	—	△95
再建型処理	△478	△3	△481
再建型処理に伴う業況改善	—	—	—
債権流動化	△1,945	△56	△2,001
直接償却	559	△1,382	△823
その他	△2,038	△1,529	△3,567
回収・返済等	△1,521	△1,387	△2,908
業況改善	△517	△142	△659
合計	△3,997	△2,970	△6,967

(注) 1.「清算型処理」：清算型倒産手続(破産、特別清算)による債権切捨・債権償却
2.「再建型処理」：再建型倒産手続(会社更生、民事再生、和議、会社整理)による債権切捨、特定調停等民事調停による債権放棄及び私的整理による債権放棄
3.「再建型処理に伴う業況改善」は平成13年3月期の公表においては「その他」に計上しています。

個人部門

■個人部門営業店体制

個人部門は現在、投資信託残高、住宅ローン残高、顧客基盤(口座数)等において邦銀最高の実績をあげています。三井住友銀行としてのスタート時点から有するこのポジションを梃子として、今まで培ってきた商品・サービスやチャネルの開発力と、専門性の高い人材による相談力を最大限に活用して、従来以上に付加価値の高い金融サービスを提供するよう努めています。

また、プライベートバンキング層・資産運用層・資産形成層等の顧客セグメントに基づき、お客さまのニーズに応じた商品・サービスを適切なチャネル・プロセスを通じて提供しています。例えば、資産運用層のお客さまには各ブロックや投資サービスプラザに配置された専門性の高いファイナンシャル・コンサルタントが「金融資産全体のポートフォリオ提案」を軸に、オーダーメードのきめ細かな資産・負債の総合管理を行っています。また、資産形成層のお客さまには「マネーライフ・コンサルティング・デスク」等の総合相談カウンターに専門スタッフを配置して、投信や外貨預金等での運用・積立ニーズ、住宅資金や教育資金等の借入ニーズに一元的に対応しています。平成13年度上期には、このマネーライフ・コンサルティング・デスクを21カ所増設(平成13年9月末現在139カ所)しました。

■商品・サービスの拡充

商品・サービス面では、定期預金に投信や外貨預金をプラスした新商品「資産づくりセット」の取り扱いを平成13年4月から開始しています。お客さまからその商品性を高く評価され、上期販売実績は約4,000億円となりました。また平成13年7月には、当行が販売した金融商品に関して、資産の分散投資状況、残高・入出金の状況、損益明細等の情報をレポートに取りまとめ、毎月お客さまに送付するサービスとして「お取引総合レポートサービス(マンスリーボイス)」の取り扱いを開始しました。このほか、電話・インターネット・iモードのいずれのチャネルからでも同じサービスメニュー(振込、残高照会、定期・外貨預金取引、投信取引等)が利用可能なサービス「One's ダイレクト」は、邦銀トップの契約者数(平成13年9月末現在420万人)を数え、サービス内容についても「2001年秋期オンラインバンクスコアカード」で総合第1位※の評価をいただいています。

■有人店舗ネットワークの再編

有人店舗ネットワークについては、個人取引推進の観点から店舗インフラを立地特性、マーケット規模ごとに機能・レイアウト構成を見直し、トランザクションの場からセールスの場へと戦略的に転換していくことで営業力の強化を図っていきます。同時に、合併時の国内本支店(平成13年4月合併時578カ店)については、立地重複店を中心に統合を実施することにより400カ店体制を目指し、平成13年度には支店ベースで14カ店の店舗統合に加えて、平成14年7月のシステム統合に先行して一つの店舗内に複数の支店を同居させる、いわゆる「共同店舗」を20カ所で実施します。

■ブランド戦略

また当行では、『One's next「ひとりひとり」のこれからを提案するサービス業へ』を個人ビジネスのブランドスローガンに掲げ、お客さま一人ひとりの「これから」に対してお役に立てる「新しい価値」、すなわち安心と便利を実感していただける商品・サービスを提供していきます。これにより、お客さまに最も信頼されるリーディングバンクとしての確固たるブランド価値の構築を目指していきます。

One's next

「ひとりひとり」の
これからを提案するサービス業へ

【具体的成果】

- マネーライフ・コンサルティング・デスクの21カ所増設(平成13年9月末現在139カ所)
- 「資産づくりセット」「お取引総合レポートサービス(マンスリーボイス)」の取り扱い開始
- 「One's ダイレクト」—総合評価で第1位※獲得

【今後の施策】

- 有人店舗ネットワークの再編
- お客さまに最も信頼されるリーディングブランドの確立

※2001年10月2日、e-コマース・リサーチ会社ゴメス・ジャパン(株)の「オンラインバンクランキング」より。

法人部門

多様化する顧客ニーズにスピーディーに対応する「ソリューションビジネス」を構築し、「三井住友銀行の法人営業ブランドの確立」を図ることに注力するとともに、一段のコスト競争力強化に努めています。

■ソリューション営業（中堅・中小企業との取引）

全国の法人営業部に配置した高度な金融サービスを提供できるスタッフと本部の専門スタッフが一体となって、デリバティブ、EB、外国業務のほか、M&A、債権流動化、株式公開支援等の顧客ニーズにスピーディーに対応しています。

この結果、平成13年度上期においては、大型M&A案件の成約があったほか、各種デリバティブ・シンジケーション等、先端金融商品を活用したソリューション提案を実施しました。またEBについても、平成12年2月にビジネスモデル特許を取得した入金照合サービス「パーフェクト」が実に900社を超えるお客さまにご契約をいただいた結果、平成13年9月末時点の契約社数は3,179社となりました。

また、グループ会社との連携を強化し、今後ニーズが増加すると考えられるインターネット関連支援業務として、三井住友銀行グループが提供する「決済」「与信」「認証」「代金回収」に係る各商品・サービスをワンパッケージにした「SMBC Financial Link」を立ち上げました。

平成13年度下期についても、お客さまの事業再編ニーズに対応するため、平成13年10月より、本部の法人業務部内に「事業再編室」を立ち上げる等、更なる体制の強化により、営業店・本部・グループ会社が一体となってお客さまの企業価値の向上を図るべく、「ソリューション営業」の推進を図っていきます。

三井住友銀行の法人営業ブランドを目指して

S Solution Speed Specialty

M Market in

B Best Partner

C Cooperation

SMBC : SUMITOMO MITSUI BANKING CORPORATION

■スモールビジネス業務（中小企業・個人事業主との取引）

全国に地元の中小企業・個人事業主のお客さま向けの専門窓口として「ビジネスサポートプラザ」を設置し、中小企業向けのきめ細かな対応を実践しています。

平成13年度上期においては、中小企業のお客さまの資金ニーズに対応するため、無担保・スピード回答を特徴とした「ビジネスセレクトローン」「ビジネスファーストローン」の販売を積極的に行い、両商品の合計残高は平成13年9月末現在、183億円となりました。また、お客さまのご要望に応じた各種コンテンツを、パソコンを通じて「One to One」でご提供するパッケージサービス「Value Door」を推進してきた結果、同サービスの主要コンテンツであるEBにご契約いただいているお客さまは、平成13年3月末の約6千社から9月末には約9千社に増加しました。

今後とも、中小企業金融専門のスタッフが「ビジネスサポートプラザ」を通じ、真に必要とされる商品・サービスの提供に努めるとともに、「Value Door」のコンテンツ・サービスの充実（平成13年10月より、インターネット上のサービスへ移行済）にも努めていきます。

また、フランチャイズチェーンに加盟する中小企業・個人事業主のニーズ発掘を進め、各フランチャイズの事業構造に応じた資金調達手段等各種提案を実施し、引き続き、新規の資金需要の組織的・効率的な発掘に努めていきます。

【具体的成果】

- 平成12年2月にビジネスモデル特許を取得した入金照合サービス「パーフェクト」の積極的な取り扱い
- インターネット関連支援業務として「SMBC Financial Link」の立ち上げ
- 中小企業のお客さまの資金ニーズに積極的に対応 〜無担保・スピード回答を特徴とした商品の提供

【今後の施策】

- 営業店、本部、グループ会社一体となった「ソリューション営業」の推進
- 中小企業のお客さまのニーズに合わせた商品・サービスの提供 〜「Value Door」のコンテンツ・サービスの充実

企業金融部門

企業金融部門では、新銀行発足と同時にお客さまとの窓口を一本化しました。これは、わが国を代表する先進的大企業に対して、継続的に高度なソリューションを提供していくには、合併と同時にさくら銀行・住友銀行両行の垣根を越えたフロント組織に移行すること、そしてそれにより強靭な営業体制を確立することが必須であると考えたためです。

【具体的成果】

- フロント一本化により両行の蓄積してきたノウハウのシナジー効果を発揮
  ～景気が低迷する中で、最注力ポイントであった非金利収益の増強を実現
- 重複の無い組織作りにより筋肉質な体制を構築
  ～経費圧縮を実現
- 情報インフラの整備を完了
  ～『国際企業CRM（カスタマー・リレーションシップ・マネジメント）』を新体制スタート直後に導入、情報の瞬時共有化を実現

【今後の施策】

- 大和証券SMBC（株）との連携や金融ソリューション室の運用を強化することによる事業再編絡みのソリューション力引き上げ
- CMS（キャッシュ・マネジメント・サービス）を中心とする決済関連業務の強化
- 旧両行が強みとしていたノンリコースローン・コミットメントライン・シンジケートローン等のアレンジメントの更なる積み上げ

平成13年度上期において、体制作りはほぼ完了したと言えます。

今後は、「アセットに依存した収益構造から脱却し、手数料収益を強化するとともに、経費の圧縮に努め、競争力の強化を図る」という当部門が掲げるビジネスモデル変革をより強力に推進していきます。

市場営業部門

市場営業部門では、新銀行発足当初より統一されたシステム、リスク管理体制の下、一つのディーリングルームで、業務を順調に開始することができました。

【具体的成果】

- 市場営業推進部の新設によるお客さまとの取引拡大
  ～ダイレクトディール先、オンラインディーリングサービス契約先の大幅増加
- 内外相場動向を的確に捉えた大胆かつ機動的なオペレーションの実施
  ～外貨ALM（アセット・ライアビリティ・マネジメント）の大幅増益、円貨ALM、トレーディングの高収益水準維持

お客さまとの取引に関しては、市場性商品の取引を集約した市場営業推進部を新設し、サービスの拡充、セールス体制の強化を図りました。具体的には、迅速なプライス提示や市場情報の提供に加え、外国為替関連サービスを専門的に提供するトレジャリーオフィサーの増員、24時間外為ディーリング体制の強化等を実施しました。その結果、ダイレクトディール先、オンラインディーリングサービス契約先を大幅に増加させ、お客さまとの取引を拡大させることができました。

また、ディーリング業務においても、当行の抱える市場リスク、流動性リスクを適切にコントロールしつつ、相場動向を捉えた機動的なオペレーションを行いました。とりわけ、平成13年度期初の内外金利低下を見込んだ新規ポジションの造成、期中の円貨から外貨へのポジションシフト等が奏効し、市場営業部門の上期収益は、前年同期比1,000億円以上の大幅増益となりました。

【今後の施策】

- 顧客利便性のより一層の向上と取引拡大のスピードアップ
- 日本を取り巻く厳しいマーケット環境を踏まえた各種リスクのコントロール

今後とも、市場営業部門は、多様化・高度化するお客さまのニーズに積極的に対応するため、新商品の取り扱いや取引体制の強化・拡充等による利便性の追求に注力するとともに、日本を取り巻くクレジットリスクに対するマーケットの厳しい見方を踏まえ、市場・流動性リスクに配慮したオペレーションを行っていきます。

国際部門

国際部門では新銀行発足以降、「三井住友銀行（略称：SMBC）」ブランドのプレゼンスを高めるために、「日系企業の海外取引拡大・海外企業の対日進出支援（グローバルネットワークの活用）」「国際CMSの推進と競争力強化のためのサービスレベルの向上」「拠点配置の見直しによるアジア地域の業務推進力の強化」「アセットに頼らないフィービジネスの強化」といった施策を中心に取り組んでいます。

【具体的成果】

- グローバル企業とのCMS取引拡大
  ～有力金融機関との提携による地場通貨決済サービスの提供、およびCMS機能の充実※1
- カストディーサービス～専門誌においてNo.1の評価獲得※2
- アジア地域拠点・出資先の戦略的見直し
  ～現地法人の整理統合実施、台北支店新設の具体化
- 対日進出非日系企業に対するソリューション提供
  （国際法人営業部）

【今後の施策】

- SMVA※3重視のポートフォリオ再構築と高付加価値取引強化
- ネットワークを活用したグローバルリレーションシップの促進
- 決済関連サービス等、非アセット業務の更なる高度化

国際部門の使命はグローバル展開するお客さまのニーズに的確、かつスピーディーにお応えすることです。既存ネットワークを最大限に活用するとともに有力金融機関との戦略的な業務提携を進め、国内外双方向のグローバルニーズにリアルタイムにお応えできる営業体制を整えていきます。米州・欧州においては金融サービス提供と一層の高度化を図り、一方でリスク管理手法の高度化・精緻化を進めて当行ビジネスモデルの確立に貢献していきます。また付加価値の高い取引の比重を高め、ポートフォリオの積極的な入れ替えを進めることで高い水準でのSMVA達成を図っていきます。

※1 邦銀初の中国語対応CMSの開発と販売開始。　※2 出典「Global Custodian」誌　※3 Sumitomo Mitsui Value Added
（当行の信用コスト・資本コスト・経費控除後損益ベースの経営管理指標）

投資銀行部門

最先端の金融プロダクツと専門スタッフを集中した投資銀行部門では、お客さまに最高の金融サービスを提供できる体制を整えています。平成13年度上期についても、さまざまな分野で成果をあげています。

【具体的成果】

- 金融ソリューション営業の展開
  ～新設した金融ソリューション室を中心にソリューション提案型ビジネスを展開
- 大和証券SMBC(株)との連携
  ～平成13年度上期株式新規公開・社債引受リーグテーブルで首位を獲得
- シンジケートローン取引アレンジ推進
  ～REIT(不動産投資信託会社)関連・M&A資金調達等の大型案件の成約

【今後の施策】

- 事業再編・資産流動化ニーズへの対応
- 市場型間接金融への取り組み
- 大和証券SMBC(株)との連携
- 確定拠出年金業務推進

お客さまの事業再編・資産流動化ニーズに焦点を当て、MBO（マネジメント・バイ・アウト）ファイナンス・売掛債権や不動産の流動化・リース業務等に注力すると同時に、大和証券SMBC（株）をはじめとする、国内外グループ会社を活用し、お客さまに幅広くかつグローバルなサービスを提案し、提供していきます。

また、今後とも成長が見込まれるシンジケートローンをはじめとする市場型間接金融市場の整備・育成に注力し、ますます多様化する資金調達ニーズにお応えします。

大和証券SMBC（株）では、M&A業務、ストラクチャード・ファイナンス等について、当行との連携を強化し、お客さまに最高水準のサービスを提供することにより、本格的インベストメントバンクの地位を確立していきます。

平成13年10月より制度施行となった確定拠出年金制度に対しては、平成12年9月に三井グループ、住友グループ金融8社（当行および三井住友海上火災保険（株）の合併により平成14年2月現在6社）で共同設立した「ジャパン・ペンション・ナビゲーター（株）」を活用して、制度導入コンサルティング、運営管理業務、加入者向け投資教育業務等を行っていきます。

沿革

明治　9年	●私盟会社三井銀行創立
明治26年	●私盟会社三井銀行、合名会社に改組
明治28年	●住友銀行創業（個人経営）
明治42年	●合名会社三井銀行、株式会社に改組
明治45年	●株式会社住友銀行設立
昭和11年	●兵庫県下主要７行の合併により株式会社神戸銀行設立
昭和15年	●大日本無尽株式会社設立
昭和18年	●株式会社三井銀行、株式会社第一銀行と合併、株式会社帝国銀行となる
昭和19年	●株式会社帝国銀行、株式会社十五銀行を合併
昭和20年	●株式会社住友銀行、株式会社阪南銀行と株式会社池田実業銀行を合併 ●株式会社神戸銀行、信託業務の兼営を開始
昭和23年	●大日本無尽株式会社、日本無尽株式会社に商号変更 ●株式会社帝国銀行、株式会社第一銀行を分離 ●株式会社住友銀行、株式会社大阪銀行に商号変更
昭和24年	●株式会社帝国銀行、東京証券取引所および大阪証券取引所に株式を上場 ●株式会社大阪銀行、大阪証券取引所および東京証券取引所に株式を上場
昭和26年	●日本無尽株式会社、株式会社日本相互銀行に商号変更
昭和27年	●株式会社大阪銀行、株式会社住友銀行に行名復帰
昭和29年	●株式会社帝国銀行、株式会社三井銀行に行名復帰
昭和35年	●株式会社神戸銀行、信託業務および勘定を東洋信託銀行株式会社に譲渡
昭和40年	●株式会社住友銀行、株式会社河内銀行を合併
昭和43年	●株式会社三井銀行、株式会社東都銀行を合併 ●株式会社日本相互銀行、普通銀行に転換し株式会社太陽銀行に商号変更
昭和48年	●株式会社神戸銀行と株式会社太陽銀行が合併、株式会社太陽神戸銀行となる
昭和61年	●株式会社住友銀行、株式会社平和相互銀行を合併
平成　2年	○株式会社三井銀行と株式会社太陽神戸銀行が合併、株式会社太陽神戸三井銀行となる
平成　4年	○株式会社太陽神戸三井銀行、株式会社さくら銀行に商号変更
平成11年	○株式会社さくら銀行と株式会社住友銀行が将来の統合を前提とした全面提携実施について基本合意
平成13年	○株式会社さくら銀行と株式会社住友銀行が合併し、株式会社三井住友銀行発足

CONTENTS

財務データ

業績の概要と分析……22
連結決算の概要……22
単体決算の概要……24

中間連結財務諸表……27
中間連結貸借対照表……27
中間連結損益計算書……28
中間連結剰余金計算書……28
中間連結キャッシュ・フロー計算書……29
中間連結財務諸表作成のための基本となる重要な事項……30
注記事項……32
有価証券関係……34
金銭の信託関係……34
その他有価証券評価差額金……34
デリバティブ取引関係……35
セグメント情報……36

中間財務諸表……37
中間貸借対照表……37
中間損益計算書……38
中間財務諸表作成の基本となる重要な事項……39
注記事項……40

損益の状況（連結）……42

損益の状況（単体）……44

貸出の状況……46
貸出金の業種別構成（連結・単体）……46
個人・中小企業に対する貸出金及び割合（単体）……46
消費者ローン残高（単体）……47
リスク管理債権（連結・単体）……47
金融再生法に基づく開示債権の額（単体）……47
国別貸出状況等（単体）……48

業績の概要と分析

平成13年度中間期の連結・単体決算の概要は以下のとおりとなりました。なお、増減の基準となります前年同期、前年度の計数、および表中の平成12年度中間期、平成12年度の計数は、原則としてさくら銀行・住友銀行両行の計数を合算しております。

連結決算の概要

Ⅰ 業績

平成13年度中間連結決算は、連結子会社155社（国内101社、海外54社）、持分法適用子会社5社（海外5社）、持分法適用関連会社35社（国内10社、海外25社）を対象としています。

平成13年度中間連結決算は、連結粗利益が前年同期比1,124億円増の9,747億円となり、これに営業経費・貸倒償却引当費用等を加減した結果、経常利益は同2,538億円減の1,145億円となりました。これに特別損益、法人税等、少数株主利益を加減した結果、中間純利益は同730億円減の342億円となりました。

また、平成13年度中間期末の預金残高は、平成12年度末比2兆5,159億円減少して60兆5,332億円となり、貸出金残高は、同8,095億円減の64兆7,276億円、有価証券残高は同6兆8,009億円減の20兆5,116億円となりました。

その結果、総資産は平成12年度末比11兆7,407億円減の107兆5,020億円となりました。

■ 連結子会社・持分法適用会社数

（単位：社）

	平成12年度中間期末	平成13年度中間期末	平成12年度末
連結子会社数	134	155	149
持分法適用会社数	72	40	41

■ 損益の状況

（単位：億円）

	平成12年度中間期	平成13年度中間期	平成12年度
連結粗利益	8,623	9,747	18,379
資金利益	6,105	6,747	13,235
役務取引等利益	1,540	1,535	3,163
特定取引利益	433	737	1,090
その他業務利益	545	728	890
営業経費	△4,486	△4,684	△9,409
貸倒償却引当費用	△3,840	△3,567	△9,929
貸出金償却	△1,640	△1,968	△8,144
個別貸倒引当金繰入額	△3,494	△623	△2,585
一般貸倒引当金繰入額	1,644	△628	2,095
その他	△351	△348	△1,295
株式等関係損益	2,432	△189	4,685
持分法による投資損益	241	△4	444
その他	713	△159	777
経常利益	3,683	1,145	4,946
特別損益	△371	△158	△891
税金等調整前中間（当期）純利益	3,313	987	4,055
法人税、住民税及び事業税	△752	△377	△655
法人税等調整額	△1,369	△36	△1,982
少数株主利益	△120	△231	△93
中間（当期）純利益	1,072	342	1,324
＜参考＞連結業務純益	4,119	4,478	8,332

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋（役務取引等収益－役務取引等費用）＋（特定取引等収益－特定取引等費用）＋（その他業務収益－その他業務費用）
2. 連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋連結子会社経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

資産・負債・資本勘定

（単位：億円）

	平成12年度中間期末	平成13年度中間期末	平成12年度末
資産	1,073,231	1,075,020	1,192,427
うち貸出金	666,624	647,276	655,371
うち有価証券	190,323	205,116	273,125
負債	1,023,488	1,031,819	1,142,391
うち預金	610,858	605,332	630,491
少数株主持分	9,774	9,679	9,906
資本勘定	39,969	33,522	40,130

II 有価証券の評価損益

平成13年度中間期末の有価証券の評価損益は、13年4月比（合併承継処理後対比）9,702億円減少して、6,447億円の含み損となりました。このうち、時価会計制度の導入に伴い、今年度より適用する資本直入の対象となるその他有価証券（含むその他の金銭の信託）の含み損益は、13年4月比9,705億円減少して、6,450億円の含み損となりました。

その他有価証券の含み損益が大幅に減少しているのは、景気の低迷状況が持続していることに加え、米国における同時多発テロ事件を契機とする世界経済の先行き不透明感の強まり等を背景に株式相場が軟調に推移したことから、株式評価損益が13年4月比9,004億円減少したことが主な要因です。

なお、単体の評価損益（26ページ）との差額の主な要因は、子会社が保有する外国株式の評価益です。

有価証券の評価損益（連結）

（単位：億円）

	平成13年度中間期末				平成13年4月（合併後）		
	評価損益	平成13年4月（合併後）比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	3	4	8	△5	△1	0	△1
その他有価証券	△6,410	△9,701	4,089	△10,499	3,292	6,611	△3,319
株式	△8,063	△9,004	2,142	△10,204	941	4,087	△3,146
債券	820	△284	919	△99	1,105	1,137	△32
その他	833	△413	1,028	△195	1,246	1,387	△141
その他の金銭の信託	△40	△4	3	△43	△36	8	△44
合計	△6,447	△9,702	4,100	△10,547	3,255	6,619	△3,365
株式	△8,063	△9,004	2,142	△10,204	941	4,087	△3,146
債券	817	△287	920	△102	1,105	1,137	△32
その他	798	△411	1,038	△240	1,209	1,395	△186

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 平成13年度中間期末の株式については主に期末前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. 平成13年4月（合併後）の評価損益には、さくら銀行が保有していた評価損のある「その他有価証券」を、平成13年3月末時価により受け入れた後の計数を記載しております。
4. 平成13年度中間期末における「その他有価証券」については、時価評価しておりますので、上記の表上は、中間連結貸借対照表価額と取得原価（又は償却原価）との差額を記載しております。

III 連結自己資本比率

平成13年度中間期末の連結自己資本比率(国際統一基準)は、10.79%となりました。

自己資本比率の分子となる自己資本は、合併承継処理やその他有価証券の評価差損をTier 1（基本的項目）に計上したことなどのため、前年度末比6,894億円減少し、7兆2,949億円となりました。また、分母となるリスク・アセットについては、合併承継処理やその他有価証券への時価会計導入等によるオンバランス資産の減少を主因として、前年度末比4兆2,592億円減少し、67兆5,574億円となりました。

連結自己資本比率の状況（国際統一基準）

（単位：億円）

	平成12年度中間期末		平成13年度中間期末	平成12年度末	
	さくら銀行	住友銀行		さくら銀行	住友銀行
Tier 1（基本的項目）	24,814	22,183	40,837	24,964	22,583
Tier 2（補完的項目）	16,467	19,818	33,009	13,516	19,954
控除項目	△10	△21	△897	△137	△1,036
自己資本　計	41,270	41,980	72,949	38,343	41,500
リスク・アセット	335,435	370,543	675,574	338,914	379,252
自己資本比率	12.30%	11.32%	10.79%	11.31%	10.94%

単体決算の概要

I 業績

平成13年度中間期の業務純益（除く一般貸倒引当金繰入額）は、業務粗利益が前年同期比1,318億円増加したこと、また、経費（除く臨時処理分）が135億円減少したことにより、前年同期比1,453億円増加して5,158億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に、貸倒償却引当費用、株式等関係損益などの臨時的な損益を加えた後の経常利益は、1,271億円となりました。貸倒償却引当費用については、景気の低迷が長引く中、企業の財務内容に好転の兆しがなかなか見えないこと、ならびに担保価値が引続き下落していること等の外部要因に加え、不良債権の最終処理について従来以上にスピードを上げて取り組んできたことにより、一般貸倒引当金繰入額を加えた処理額は3,054億円となりました。

また、特別損益が161億円の損失、法人税等の税負担が313億円となりましたので、経常利益にこれらの損益を加減した中間純利益は、前年同期比205億円減少して798億円となりました。

II 損益の状況

業務粗利益

業務粗利益は、前年同期比1,318億円増益の8,493億円となりました。このうち、国内業務粗利益においては、資金利益が企業の資金需要低迷による貸出金の減少等から前年同期比168億円減益になったことを主因に、前年同期比161億円減益となりましたが、国際業務粗利益においては、資金利益がドル金利等の低下により外貨建トレジャリー収益が堅調に推移したことや、子会社等からの配当により、前年同期比1,056億円の増益となったことを主因に、前年同期比1,479億円の増益となりました。

経費

経費（除く臨時処理分）は、前年同期比135億円減少して3,335億円となりました。これは、人員の削減等により人件費が72億円減少したことや、国内外店舗統廃合やATM等のチャネルネットワーク効率化の推進等により物件費が53億円減少したことが主な要因です。

業務純益

以上の結果、平成13年度中間期の業務純益（除く一般貸倒引当金繰入額）は、前年同期比1,453億円増益の5,158億円となりました。

■業務純益

（単位：億円）

	平成12年度中間期	平成13年度中間期	平成12年度
資金利益	5,858	6,746	12,407
役務取引等利益	746	733	1,507
特定取引利益	341	709	954
その他業務利益	230	305	164
業務粗利益	7,175	8,493	15,032
（除く国債等債券損益）	(7,197)	(8,192)	(14,944)
国内業務粗利益	6,321	6,160	12,592
国際業務粗利益	854	2,333	2,440
一般貸倒引当金繰入額	1,446	△374	1,886
経費（除く臨時処理分）	△3,470	△3,335	△7,001
人件費	△1,473	△1,401	△2,940
物件費	△1,830	△1,777	△3,706
税金	△167	△157	△355
業務純益	5,151	4,784	9,917
除く一般貸倒引当金繰入額	3,705	5,158	8,031
除く国債等債券損益	3,727	4,857	7,943

［参考］

■業務部門別業績

（単位：億円）

業務純益（除く一般貸倒引当金繰入額）	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成13年度中間期	154	1,855	623	122	2,048	356	5,158
前年同期比	+83	+54	+20	△58	+1,019	+335	+1,453

（注）1. 前年同期比は金利影響・為替影響を除いたベース。
2.「本社管理」内訳：（1）優先証券、劣後債、劣後ローン調達コスト、（2）海外現地法人からの受取配当、（3）自己資本運用益、（4）グループ間の調整、（5）本部経費　等。

臨時損益(不良債権処理等)

臨時損益は、3,513億円の損失となりました。これは、一般貸倒引当金繰入額を含めて3,054億円の不良債権処理を行っていること、株式等関係損益で、ネット163億円の売却益を計上する一方で、689億円の株式等償却を計上したことを主因としています。

経常利益

以上の結果、経常利益は前年同期比1,280億円減益の1,271億円となりました。

特別損益

特別損益は、161億円の損失になりました。これは、リストラクチャリングの一環として廃止した店舗、社宅等の不動産処分損等により動産不動産処分損益が46億円の損失となったことに加え、退職給付会計基準変更時差異償却を101億円計上したことを主因としています。

中間純利益

法人税、住民税及び事業税については、98億円となりました。また、税効果会計による法人税等調整額は215億円となりました。これらの結果、中間純利益は前年同期比205億円減益の798億円となりました。

■経常利益・中間(当期)純利益

(単位：億円)

	平成12年度中間期	平成13年度中間期	平成12年度
業務純益(除く一般貸倒引当金繰入額)	3,705	5,158	8,031
一般貸倒引当金繰入額	1,446	△374	1,886
貸出金償却	△1,293	△1,387	△7,414
個別貸倒引当金繰入額	△2,796	△984	△1,565
債権売却損失引当金繰入額	△222	△236	△529
共同債権買取機構売却損	△56	△22	△317
延滞債権売却損等	△33	△134	△251
うち個別不良債権処理額	△4,400	△2,763	△10,077
うち特定海外債権引当勘定繰入額	△25	83	0
(貸倒償却引当費用(注))	(△2,979)	(△3,054)	(△8,191)
株式等売却益	1,801	282	4,962
株式等売却損	△140	△119	△668
株式等償却	△431	△689	△1,181
うち株式等関係損益	1,230	△526	3,114
臨時損益	△2,600	△3,513	△6,325
経常利益	2,551	1,271	3,592
うち動産不動産処分損益	△102	△46	△305
うち退職給付会計基準変更時差異償却	△283	△101	△565
特別損益	△383	△161	△861
法人税、住民税及び事業税	△227	△98	△95
うち大阪府外形標準課税導入影響	△324	—	△320
法人税等調整額	△939	△215	△1,257
中間(当期)純利益	1,003	798	1,378

(注) 貸倒償却引当費用 ＝ 一般貸倒引当金繰入額 ＋ 個別不良債権処理額 ＋ 特定海外債権引当勘定繰入額

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は、前年度末比12兆3,854億円減少して、101兆3,421億円となりました。資産が減少したのは、有価証券が、短期の国債について大量に償還を迎えたほか、今年度より適用したその他有価証券の時価会計導入の影響により、7兆718億円減少したことを主因としています。このほか、貸出金についても、景気の低迷状況が持続するなか、引続き企業の資金需要が落ち込んでいることから、前年度末比6,763億円減少しております。

負債

負債は、前年度末比11兆7,001億円減少して、97兆8,275億円となりました。このうち、預金は前年度末比2兆4,300億円減少して、56兆6,113億円となりました。

資本勘定

資本勘定（純資産）は、前年度末比6,853億円減少して3兆5,146億円となりました。資本勘定が減少したのは、合併に際してさくら銀行の資産・負債を承継するにあたり、含み損のある有価証券、事業用土地の時価による受け入れや、退職給付に係る未認識債務の引当を行ったことにより、さくら銀行の資本勘定から4,270億円控除して財産の受入処理を行ったことと、時価会計制度の導入に伴い、今年度よりその他有価証券に係る評価損益が税効果を勘案した後に資本勘定に計上されることになったことから、4,257億円減少していることが主な要因です。なお、2001年満期円建転換社債の転換により資本勘定は1,000億円増加しております。

中間期末発行済株式総数は、普通株式5,709百万株および優先株式967百万株であり、優先株式を控除した1株当たり純資産額は387円72銭となりました。

■資産・負債・資本勘定

（単位：億円）

	平成12年度中間期末	平成13年度中間期末	平成12年度末
資産	1,007,742	1,013,421	1,137,275
うち貸出金	630,233	610,716	617,479
うち有価証券	185,963	199,882	270,600
負債	965,648	978,275	1,095,276
うち預金	575,601	566,113	590,413
うち譲渡性預金	92,415	111,525	116,885
資本勘定	42,094	35,146	41,999

IV 有価証券の評価損益

平成13年度中間期末の有価証券の評価損益は、平成13年4月比（合併承継処理後対比）8,840億円減少して、6,894億円の含み損となりました。このうち、時価会計制度の導入に伴い、今年度より適用する資本直入の対象となるその他有価証券（含むその他の金銭の信託）の含み損益は、平成13年4月比8,903億円減少して、6,935億円の含み損となりました。

その他有価証券の含み損益が大幅に減少しているのは、景気の低迷状況が持続していることに加え、米国における同時多発テロ事件を契機とする世界経済の先行き不透明感の強まり等を背景に株式相場が軟調に推移したことから、株式評価損益が平成13年4月比8,925億円減少したことが主な要因です。

■有価証券の評価損益（単体）

（単位：億円）

	平成13年度中間期末				平成13年4月（合併後）		
	評価損益	平成13年4月（合併後）比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	6	7	7	△1	△1	0	△1
子会社・関連会社株式	36	57	192	△156	△21	62	△83
その他有価証券	△6,895	△8,899	3,275	△10,170	2,004	5,052	△3,048
株式	△7,987	△8,925	1,965	△9,952	938	3,878	△2,940
債券	792	△257	873	△81	1,049	1,075	△26
その他	300	283	437	△137	17	99	△82
その他の金銭の信託	△40	△4	3	△43	△36	8	△44
合計	△6,894	△8,840	3,476	△10,370	1,946	5,123	△3,177
株式	△7,951	△8,868	2,157	△10,108	917	3,941	△3,024
債券	792	△257	873	△81	1,049	1,075	△26
その他	265	285	446	△181	△20	107	△127

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 平成13年度中間期末の株式のうち子会社・関連会社株式に該当しないものについては期末前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. 平成13年4月（合併後）の評価損益には、さくら銀行が保有していた評価損のある「その他有価証券」を、平成13年3月末時価により受け入れた後の計数を記載しております。
4. 平成13年度中間期末における「その他有価証券」については、時価評価しておりますので、上記の表上は、中間貸借対照表価額と取得原価（又は償却原価）との差額を記載しております。

中間連結財務諸表

当中間連結会計期間の当行の中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書は、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。また、前中間連結会計期間の中間連結財務諸表及び前連結会計年度の連結財務諸表については、証券取引法第193条の2の規定に基づき、株式会社さくら銀行については監査法人太田昭和センチュリー（現 新日本監査法人）及び監査法人トーマツの、株式会社住友銀行については朝日監査法人の監査証明をそれぞれ受けており、当該両行の計数を単純合算して表示しております。
以下の中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書は、上記の中間連結財務諸表に基づいて作成しております。

中間連結貸借対照表

（単位：百万円）

科目	平成12年度中間期末 平成12年9月30日現在	平成13年度中間期末 平成13年9月30日現在	平成12年度末 平成13年3月31日現在
（資産の部）			
現金預け金	6,337,959	5,736,255 ※8	7,519,865
コールローン及び買入手形	253,389	425,289	507,614
買現先勘定	297,740	981,216	2,905,306
買入金銭債権	199,286	330,214 ※8	259,016
特定取引資産	3,127,895	3,225,015 ※2, 8	2,490,982
金銭の信託	111,277	63,622	75,120
有価証券	19,032,346	20,511,560 ※1, 2, 8	27,312,498
貸出金	66,662,392	64,727,609 ※3, 4, 5, 6, 7, 8, 9	65,537,091
外国為替	739,327	644,896 ※7	738,761
その他資産	5,432,262	4,362,508 ※2, 8, 10	5,657,250
動産不動産	1,556,729	1,414,607 ※8, 11, 12	1,566,892
リース資産	816,923	939,746 ※12	827,134
繰延税金資産	1,202,264	1,696,347	1,156,514
連結調整勘定	5,969	5,446	6,224
支払承諾見返	3,168,964	3,601,158	3,951,237
貸倒引当金	△1,621,602	△1,163,469	△1,268,853
資産の部合計	**107,323,132**	**107,502,027**	**119,242,661**
（負債の部）			
預金	61,085,813	60,533,175 ※8	63,049,051
譲渡性預金	9,225,160	11,291,895	11,646,971
コールマネー及び売渡手形	7,715,973	8,541,814 ※8	9,941,070
売現先勘定	3,388,459	1,808,365 ※8	5,262,187
コマーシャル・ペーパー	267,688	1,274,071	1,736,153
特定取引負債	1,281,894	2,163,173 ※8	1,270,014
借用金	3,827,607	2,938,927 ※8, 13	3,460,782
外国為替	145,642	251,403	250,907
社債	2,984,376	3,398,674 ※14	3,195,061
転換社債	101,201	1,106	101,106
債券貸付取引担保金	—	3,906,531 ※8	4,607,098
その他負債	8,741,127	2,943,028 ※8, 10	5,413,152
賞与引当金	—	22,385	—
退職給付引当金	113,772	180,457	39,688
債権売却損失引当金	142,033	126,538	145,266
特別法上の引当金	653	637	651
繰延税金負債	9,024	53,352	24,640
再評価に係る繰延税金負債	149,353	145,229 ※11	144,055
支払承諾	3,168,964	3,601,158 ※8	3,951,237
負債の部合計	**102,348,755**	**103,181,928**	**114,239,104**
少数株主持分	**977,432**	**967,934**	**990,595**
（資本の部）			
資本金	1,795,554	1,326,746	1,795,554
資本準備金	1,542,601	1,684,361	1,542,601
再評価差額金	239,078	230,153 ※11	230,669
連結剰余金	529,380	541,424	515,984
その他有価証券評価差額金	—	△394,819	—
為替換算調整勘定	△92,075	△18,479	△53,110
計	4,014,539	3,369,386	4,031,701
自己株式	△30	△33	△46
子会社の所有する親会社株式	△17,565	△17,189	△18,692
資本の部合計	**3,996,941**	**3,352,163**	**4,012,960**
負債、少数株主持分及び資本の部合計	**107,323,132**	**107,502,027**	**119,242,661**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度中間期末及び平成12年度末につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

中間連結損益計算書

（単位：百万円）

科目	平成12年度中間期 平成12年4月 1 日から 平成12年9月30日まで	平成13年度中間期 平成13年4月 1 日から 平成13年9月30日まで	平成12年度 平成12年4月 1 日から 平成13年3月31日まで
経常収益	**2,175,648**	**1,801,802**	**4,449,177**
資金運用収益	1,185,237	1,067,744	2,435,884
（うち貸出金利息）	(779,799)	(731,458)	(1,647,263)
（うち有価証券利息配当金）	(136,495)	(147,883)	(328,449)
役務取引等収益	200,515	189,936	412,097
特定取引収益	44,974	73,656	111,183
その他業務収益	322,751	394,199	649,681
その他経常収益	422,166	76,266※1	840,328
経常費用	**1,807,310**	**1,687,351**	**3,954,560**
資金調達費用	574,912	393,013	1,112,348
（うち預金利息）	(260,957)	(193,420)	(607,985)
役務取引等費用	46,466	36,388	95,781
特定取引費用	1,662	—	2,146
その他業務費用	268,285	321,415	560,664
営業経費	448,591	468,382	940,889
その他経常費用	467,390	468,151※2	1,242,727
経常利益	**368,336**	**114,450**	**494,617**
特別利益	**4,517**	**5,866**※3	**52,021**
特別損失	**41,582**	**21,652**※4	**141,124**
税金等調整前中間(当期)純利益	**331,271**	**98,665**	**405,514**
法人税、住民税及び事業税	**75,189**	**37,746**	**65,530**
法人税等調整額	**136,882**	**3,605**	**198,227**
少数株主利益	**12,015**	**23,116**	**9,346**
中間(当期)純利益	**107,183**	**34,196**	**132,408**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度中間期及び平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

中間連結剰余金計算書

（単位：百万円）

科目	平成12年度中間期 平成12年4月 1 日から 平成12年9月30日まで	平成13年度中間期 平成13年4月 1 日から 平成13年9月30日まで	平成12年度 平成12年4月 1 日から 平成13年3月31日まで
連結剰余金期首残高	**451,734**	**319,924**	**451,734**
連結剰余金増加高	**4,692**	**309,864**	**12,978**
合併に伴う剰余金増加高	—	296,313	—
連結子会社の合併に伴う剰余金増加高	—	1,786	—
連結子会社の増加に伴う剰余金増加高	—	10,936	—
持分法適用会社の増加に伴う剰余金増加高	—	828	—
再評価差額金の取崩に伴う剰余金増加高	3,754	—	12,040
持分法適用会社の除外に伴う剰余金増加高	938	—	938
連結剰余金減少高	**34,229**	**122,561**	**81,136**
配当金	29,051	11,199	58,104
合併交付金	—	—	17,853
連結子会社の合併に伴う剰余金減少高	5,177	4,465	5,177
連結子会社の増加に伴う剰余金減少高	—	106,479	—
連結子会社の減少に伴う剰余金減少高	—	—	0
持分法適用会社の増加に伴う剰余金減少高	—	3	—
再評価差額金の取崩に伴う剰余金減少高	—	413	—
中間(当期)純利益	**107,183**	**34,196**	**132,408**
連結剰余金中間期末(期末)残高	**529,380**	**541,424**	**515,984**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成 12 年度中間期及び平成 12 年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

中間連結キャッシュ・フロー計算書

（単位：百万円）

科目	平成12年度中間期 平成12年4月1日から 平成12年9月30日まで	平成13年度中間期 平成13年4月1日から 平成13年9月30日まで	平成12年度 平成12年4月1日から 平成13年3月31日まで
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間（当期）純利益	331,271	98,665	405,514
動産不動産減価償却費	11,317	—	26,140
減価償却費	15,719	—	35,123
動産不動産等減価償却費	—	46,712	—
リース資産減価償却費	135,089	153,718	268,700
連結調整勘定償却額	—	1,827	8,648
持分法による投資損益（△）	△24,118	364	△44,362
貸倒引当金の増加額	△58,781	△104,836	△423,540
債権売却損失引当金の増加額	△71,838	△18,728	△68,606
賞与引当金の増加額	—	22,385	—
退職給与引当金の増加額	△41,367	—	△41,371
退職給付引当金の増加額	58,411	△9,984	△20,303
資金運用収益	△1,185,237	△1,067,744	△2,435,884
資金調達費用	574,912	393,013	1,112,348
有価証券関係損益（△）	△244,817	△17,951	△500,932
金銭の信託の運用損益（△）	94	349	△804
為替差損益（△）	1,111	9,313	△152,074
動産不動産処分損益（△）	8,923	8,309	33,907
リース資産処分損益（△）	8,670	885	3,575
営業譲渡益	—	△5,000	—
特定取引資産の純増（△）減	△107,906	△727,177	569,421
特定取引負債の純増減（△）	289,850	880,170	243,931
特定取引未払金の純増減（△）	△265,226	—	△588,359
貸出金の純増（△）減	330,401	658,132	1,740,915
預金の純増減（△）	399,936	△2,512,450	2,005,338
譲渡性預金の純増減（△）	△1,162,588	△355,050	1,254,054
借用金（劣後特約付借入金を除く）の純増減（△）	△210,404	△430,281	△612,280
有利息預け金の純増（△）減	△188,190	1,525,833	△1,087,125
預け金（日銀預け金を除く）の純増（△）減	△800,494	—	△902,846
コールローン等の純増（△）減	105,433	2,113,527	△2,787,443
債券借入取引担保金の純増（△）減	△14,941	△223,111	27,544
コールマネー等の純増減（△）	1,125,084	△4,881,493	5,185,675
コマーシャル・ペーパーの純増減（△）	△390,505	△462,749	1,077,095
債券貸付取引担保金の純増減（△）	△1,093,263	△984,252	521,298
外国為替（資産）の純増（△）減	△54,042	93,962	△45,906
外国為替（負債）の純増減（△）	△47,708	655	57,307
普通社債の発行・償還による純増減（△）	391,362	200,293	679,420
資金運用による収入	1,094,846	1,154,603	2,360,875
資金調達による支出	△548,948	△475,110	△1,277,801
その他	31,143	△753,281	206,821
小計	△1,596,803	△5,666,480	6,834,014
法人税等の支払額	△23,089	△31,808	△57,835
営業活動によるキャッシュ・フロー	**△1,619,893**	**△5,698,288**	**6,776,178**
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△15,419,141	△20,323,863	△45,283,928
有価証券の売却による収入	7,646,458	16,412,440	21,689,226
有価証券の償還による収入	8,898,828	9,595,326	16,875,074
金銭の信託の増加による支出	△90,157	△1,677	△100,471
金銭の信託の減少による収入	160,436	8,653	208,777
動産不動産の取得による支出	△61,167	△24,814	△168,019
動産不動産の売却による収入	29,709	4,469	81,844
リース資産の取得による支出	△154,476	△182,574	△314,383
リース資産の売却による収入	17,820	17,289	35,590
連結範囲の変更を伴う子会社株式の取得による支出	△20,024	△599	△2,684
連結範囲の変更を伴う子会社株式の売却による収入	4,937	—	5,083
営業譲渡による収入	—	5,000	—
投資活動によるキャッシュ・フロー	**1,013,224**	**5,509,649**	**△6,973,889**
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	44,363	45,000	122,283
劣後特約付借入金の返済による支出	△136,500	△146,000	△371,774
劣後特約付社債・転換社債の発行による収入	203,700	151,000	254,000
劣後特約付社債・転換社債の償還による支出	△259,785	△89,045	△476,181
配当金支払額	△29,055	△11,084	△58,111
合併交付金支払額	—	△17,834	—
少数株主からの払込みによる収入	—	—	14,000
少数株主への配当金支払額	△6,306	△22,153	△7,666
自己株式の取得による支出	△661	△8,288	△1,349
自己株式の売却による収入	653	8,286	1,134
子会社の所有する親会社株式の売却による収入	—	1,607	—
財務活動によるキャッシュ・フロー	**△183,593**	**△88,511**	**△523,666**
Ⅳ 現金及び現金同等物に係る換算差額	**△440**	**△1,320**	**3,355**
Ⅴ 現金及び現金同等物の増加額	**△790,703**	**△278,471**	**△718,021**
Ⅵ 現金及び現金同等物の期首残高	**2,731,303**	**868,132**	**2,731,303**
Ⅶ 合併に伴う現金及び現金同等物の増加額	**—**	**1,075,527**	**—**
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	**—**	**2,401**	**—**
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	**90**	**96,459**	**2,219**
Ⅹ 現金及び現金同等物の中間期末（期末）残高	**1,940,690**	**1,764,049**	**2,015,501**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度中間期及び平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

中間連結財務諸表作成のための基本となる重要な事項（平成13年度中間期）

1. 連結の範囲に関する事項
（1）連結子会社　155社
主要な会社名
株式会社みなと銀行
株式会社関西銀行
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.
なお、株式会社みなと銀行他72社は株式会社さくら銀行との合併により、三生信用保証株式会社他1社は株式の取得等により当中間連結会計期間から連結子会社としております。また、泉センターサービス株式会社他3社は合併に伴う清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。
（2）非連結子会社
主要な会社名
SBCS Co., Ltd.
子会社エス・ビー・エル・マネイジメント株式会社他106社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。
また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び剰余金（持分に見合う額）のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項
（1）持分法適用の非連結子会社　5社
主要な会社名
SBCS Co., Ltd.
SBCS Co., Ltd.他4社は、株式会社さくら銀行との合併により持分法適用の子会社としております。
（2）持分法適用の関連会社　35社
主要な会社名
大和証券エスエムビーシー株式会社
株式会社クオーク
なお、ソニー銀行株式会社他1社は株式の取得等により、Bangkok SMBC Leasing Co., Ltd.他4社は株式会社さくら銀行との合併等により、当中間連結会計期間から持分法適用の関連会社といたしました。
持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd.（旧会社名Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.）は、清算により関連会社でなくなったため持分法適用の関連会社から除外しております。
（3）持分法非適用の非連結子会社
子会社エス・ビー・エル・マネイジメント株式会社他106社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。
（4）持分法非適用の関連会社
主要な会社名
Daiwa SB Investments (USA) Ltd.
持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び剰余金（持分に見合う額）のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項
（1）連結子会社の中間決算日は次のとおりであります。
3月末日　5社
4月末日　1社
6月末日　60社
7月末日　1社
9月末日　88社
（2）3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。
中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項
（1）特定取引資産・負債の評価基準及び収益・費用の計上基準
金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。
また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。
（2）有価証券の評価基準及び評価方法
（イ）有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては、市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。
（ロ）金銭の信託において信託財産を構成している有価証券の評価は上記（1）及び（2）（イ）と同じ方法により行っております。
（3）デリバティブ取引の評価基準及び評価方法
デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
（4）減価償却の方法
（イ）動産不動産及びリース資産
当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。
建　物　　7年～50年
動　産　　3年～20年
連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
（ロ）ソフトウェア
自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として5年）に基づく定額法により償却しております。
（5）貸倒引当金の計上基準
当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間におけ

る貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は2,038,535百万円であります。

(6) 賞与引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) 退職給付引当金の計上基準
退職給付引当金（前払年金費用）は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
過去勤務債務：
発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異：
発生した連結会計年度の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。

(8) 債権売却損失引当金の計上基準
株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。
なお、この引当金は商法第287条ノ2に規定する引当金であります。

(9) 特別法上の引当金の計上基準
特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金618百万円であり、次のとおり計上しております。
(イ) 金融先物取引責任準備金
金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
(ロ) 証券取引責任準備金
国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(10) 外貨建資産・負債の換算基準
当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。
連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

(11) リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) リース取引等に関する収益及び費用の計上基準
(イ) リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
(ロ) 割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法
当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。
なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

(14) 消費税等の会計処理
当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

(15) 税効果会計に関する事項
中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲
中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【表示方法の変更】
(中間連結貸借対照表)
前中間連結会計期間において「その他負債」に含めて表示しておりました「債券貸付取引担保金」を、当中間連結会計期間より区分掲記しております。なお、前中間連結会計期間の「その他負債」に含まれている「債券貸付取引担保金」は2,520,615百万円であります。

(中間連結キャッシュ・フロー計算書)
前中間連結会計期間において区分掲記しておりました「動産不動産減価償却費」（当中間連結会計期間28,992百万円）及び「その他」に含まれておりました「その他資産減価償却費」（当中間連結会計期間17,719百万円）を、当中間連結会計期間においては「動産不動産等減価償却費」に含めて開示しております。

【追加情報】
1. 金融商品会計
金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））の適用に伴い、当中間連結会計期間から次のとおり処理しております。
(1) 無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ1,283,943百万円減少しております。
(2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」及び「金銭の信託」が合計で645,402百万円減少し、「その他有価証券評価差額金」が△394,819百万円計上されております。

2. 外貨建取引等会計処理基準

当行及び国内銀行連結子会社は、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を適用しておりましたが、当中間連結会計期間から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。

外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号にもとづき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。

資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の中間連結決算日の為替相場による正味の円換算額を中間連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間連結損益計算書に計上するとともに、中間連結決算日の未収収益または未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払いを受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

この変更による中間連結財務諸表への影響は軽微であります。

3. **賞与引当金の表示方法**

従業員賞与の未払計上額については、中間連結貸借対照表上、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当中間連結会計期間から「賞与引当金」として表示しております。この変更により、その他負債が22,385百万円減少し、賞与引当金が同額増加しております。

また、この変更に伴い、従来中間連結キャッシュ・フロー計算書上、「その他」に含めて表示しておりました従業員賞与の未払計上額の増減について、当中間連結会計期間から「賞与引当金の増加額」として表示しております。この結果、従来の方法によった場合と比較して、「その他」が22,385百万円減少し、「賞与引当金の増加額」が同額増加しております。

注記事項（平成13年度中間期）

（中間連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式181,701百万円及び出資金983百万円を含んでおります。

※2. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に1,665百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,833,377百万円、当中間連結会計期間末に当該処分をせずに所有しているものは187,102百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

※3. 貸出金のうち、破綻先債権額は248,680百万円、延滞債権額は2,294,807百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は124,521百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は1,114,939百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,782,947百万円であります。

なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は1,249,030百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	57,484百万円
特定取引資産	920,433百万円
有価証券	9,695,256百万円
貸出金	1,728,781百万円
その他資産（延払資産等）	1,499百万円
動産不動産	554百万円
担保資産に対応する債務	
預金	4,978百万円
コールマネー及び売渡手形	6,104,400百万円
売現先勘定	1,760,368百万円
特定取引負債	46,349百万円
借用金	139,906百万円
債券貸付取引担保金	3,287,729百万円
その他負債	9,422百万円
支払承諾	49,312百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金39,415百万円、特定取引資産2,566百万円、有価証券1,646,046百万円及び貸出金859,447百万円を差し入れております。

なお、動産不動産のうち保証金権利金は120,305百万円、その他資産のうち先物取引差入証拠金は38,638百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、24,996,885百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、22,656,823百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,038,497百万円、繰延ヘッジ利益の総額は1,193,746百万円であります。
※11. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行及び一部の連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。
再評価を行った年月日
当行：　平成10年3月31日
一部の連結子会社：　平成11年3月31日
同法律第3条第3項に定める再評価の方法
当行：
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価額に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社：
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
※12. 動産不動産の減価償却累計額は675,968百万円、リース資産の減価償却累計額は1,412,010百万円であります。
※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,048,130百万円が含まれております。
※14. 社債には、劣後特約付社債1,850,604百万円が含まれております。

(中間連結損益計算書関係)
※1. その他経常収益には、株式等売却益69,854百万円を含んでおります。
※2. その他経常費用には、貸倒引当金繰入額116,760百万円、貸出金償却196,816百万円、株式等償却74,442百万円を含んでおります。
※3. 特別利益には、営業譲渡益5,000百万円、償却債権取立益705百万円を含んでおります。
※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,743百万円、動産不動産処分損8,456百万円を含んでおります。

(中間連結キャッシュ・フロー計算書関係)
現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

(単位：百万円)

	平成13年9月30日現在
現金預け金勘定	5,736,255
有利息預け金	△3,972,206
現金及び現金同等物	1,764,049

(リース取引関係)
1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

(単位：百万円)

	動産	その他	合計
取得価額相当額	20,257	236	20,494
減価償却累計額相当額	9,205	149	9,355
中間連結会計期間末残高相当額	11,052	86	11,138

・未経過リース料中間連結会計期間末残高相当額

(単位：百万円)

1年内	1年超	合計
3,666	7,693	11,359

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　2,192百万円
減価償却費相当額　2,013百万円
支払利息相当額　173百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
(2) 貸手側
・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

(単位：百万円)

	動産	その他	合計
取得価額	2,036,600	274,169	2,310,770
減価償却累計額	1,242,771	141,661	1,384,432
中間連結会計期間末残高	793,829	132,508	926,337

・未経過リース料中間連結会計期間末残高相当額

(単位：百万円)

1年内	1年超	合計
291,153	668,210	959,363

・受取リース料、減価償却費及び受取利息相当額
受取リース料　186,474百万円
減価償却費　153,728百万円
受取利息相当額　34,769百万円
・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各期への配分方法については、利息法によっております。
2. オペレーティング・リース取引
(1) 借手側
・未経過リース料

(単位：百万円)

1年内	1年超	合計
14,206	70,073	84,279

(2) 貸手側
・未経過リース料

(単位：百万円)

1年内	1年超	合計
1,023	4,009	5,033

なお、上記1．2.に記載した貸手側の未経過リース料のうち120,641百万円を借用金等の担保に提供しております。

(1株当たり情報)
連結ベースの1株当たり純資産額　359.97円
連結ベースの1株当たり中間純利益　6.02円
連結ベースの潜在株式調整後1株当たり中間純利益　6.01円
(1) 連結ベースの1株当たり純資産額は、中間期末の純資産額から「中間期末発行済優先株式数×発行価額」を控除した金額を、中間期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
(2) 連結ベースの1株当たり中間純利益は、中間純利益から優先株式配当金総額を控除した金額を、中間期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

(重要な後発事象)
当行は平成13年11月21日開催の取締役会において、商法第289条第2項および銀行法第18条第2項の定めに基づき、平成14年1月下旬または同2月上旬開催予定の臨時株主総会において決議が得られることを条件に、資本準備金および利益準備金を以下のとおり減少させ、剰余金に振り替える旨決議しました。
(1) 減少予定額
資本準備金　357,615百万円
利益準備金　241,421百万円
(2) 時期
商法第100条第1項に定める期間の満了後、平成14年3月末日までに振り替える。

有価証券関係（平成13年9月30日現在）

有価証券の範囲等

① 中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等を含めて記載しております。

② 中間財務諸表における注記事項である「子会社株式及び関連会社株式で時価のあるもの」については、以下の「(4)」にあわせて記載しております。

(1) 満期保有目的の債券で時価のあるもの

（単位：百万円）

種類	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	61,564	61,439	△124	39	164
地方債	23,392	23,224	△168	—	168
社債	—	—	—	—	—
その他	30,015	30,593	577	743	165
合計	114,971	115,256	284	783	498

（注）1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(2) その他有価証券で時価のあるもの

（単位：百万円）

種類	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	5,857,733	5,051,445	△806,287	214,158	1,020,446
債券	10,207,072	10,289,102	82,029	91,936	9,906
国債	8,986,108	9,046,201	60,092	64,990	4,897
地方債	287,439	299,190	11,750	12,080	330
社債	933,524	943,710	10,186	14,865	4,678
その他	3,593,998	3,677,273	83,274	102,811	19,537
合計	19,658,804	19,017,821	△640,983	408,906	1,049,890

（注）1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(3) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（単位：百万円）

種類	
満期保有目的の債券	
非上場外国証券	20,422
その他	35,226
その他有価証券	
非上場外国証券	378,823
非上場債券	573,781
非上場株式（店頭売買株式を除く）	211,742
その他	110,167

(4) 子会社株式及び関連会社株式で時価のあるもの（単体）

（単位：百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	104,186	106,236	2,050
関連会社株式	8,785	10,297	1,512
合計	112,971	116,534	3,562

（注）時価は、当中間会計期間末日における市場価格に基づいております。

金銭の信託関係（平成13年9月30日現在）

(1) 満期保有目的の金銭の信託

該当ありません。

(2) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（単位：百万円）

種類	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	64,173	60,155	△4,017	278	4,296

（注）1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金（平成13年9月30日現在）

中間連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（単位：百万円）

評価差額	△644,972
その他有価証券	△640,955
その他の金銭の信託	△4,017
（＋）繰延税金資産	246,909
その他有価証券評価差額金（持分相当額調整前）	△398,063
（△）少数株主持分相当額	△3,517
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△273
その他有価証券評価差額金	△394,819

（注）その他有価証券の評価差額には時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含めております。

デリバティブ取引関係（平成13年9月30日現在）

(1) 金利関連取引

（単位：百万円）

区分	種類	契約額等	時価	評価損益
取引所	金利先物	15,784,133	12,301	12,301
	金利オプション	2,071,050	△74	△74
店頭	金利先渡契約	10,511,217	△409	△409
	金利スワップ	225,489,844	38,406	38,406
	スワップション	2,354,919	△6,084	△6,084
	キャップ	8,653,370	2,877	2,877
	フロアー	1,115,479	4,701	4,701
	その他	402,087	△3,620	△3,620
合計			48,096	48,096

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は2,544百万円（利益）であります。

(2) 通貨関連取引

（単位：百万円）

区分	種類	契約額等	時価	評価損益
店頭	通貨スワップ	25,097,961	△49,795	△49,795
	為替予約	961,549	△13,461	△13,461
	通貨オプション	92,163	207	207
合計			△63,049	△63,049

（注）1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注2. の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は708百万円（利益）であります。
2. 先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（単位：百万円）

区分	種類	契約額等
取引所	通貨先物	—
	通貨オプション	—
店頭	為替予約	46,447,828
	通貨オプション	5,587,019

(3) 株式関連取引

（単位：百万円）

区分	種類	契約額等	時価	評価損益
取引所	株式指数先物	17,038	7	7
	株式指数オプション	—	—	—
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	14,827	503	503
	その他	143,751	△917	△917
合計			△406	△406

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（単位：百万円）

区分	種類	契約額等	時価	評価損益
取引所	債券先物	61,742	△36	△36
	債券先物オプション	8,400	24	24
店頭	債券店頭オプション	47,117	43	43
合計			31	31

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（単位：百万円）

区分	種類	契約額等	時価	評価損益
店頭	商品オプション	10,338	43	43
合計			43	43

（注）1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（単位：百万円）

区分	種類	契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	97,556	92	92
	その他	230,325	△4,940	△4,940
合計			△4,848	△4,848

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

セグメント情報　当中間連結会計期間（平成13年4月1日から平成13年9月30日まで）

（1）事業の種類別セグメント情報

（単位：百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
（1）外部顧客に対する経常収益	1,310,269	280,323	211,210	1,801,802	—	1,801,802
（2）セグメント間の内部経常収益	110,892	3,115	123,142	237,149	(237,149)	—
計	1,421,161	283,438	334,352	2,038,952	(237,149)	1,801,802
経常費用	1,290,830	273,254	264,286	1,828,371	(141,019)	1,687,351
経常利益	130,330	10,184	70,066	210,580	(96,129)	114,450

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
（1）銀行業……………………銀行業
（2）リース業………………リース業
（3）その他事業…………証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

（2）所在地別セグメント情報

（単位：百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
（1）外部顧客に対する経常収益	1,391,513	185,708	101,692	122,887	1,801,802	—	1,801,802
（2）セグメント間の内部経常収益	106,595	64,894	68,183	43,734	283,408	(283,408)	—
計	1,498,109	250,602	169,876	166,622	2,085,211	(283,408)	1,801,802
経常費用	1,426,948	164,291	160,091	147,213	1,898,544	(211,192)	1,687,351
経常利益	71,160	86,311	9,784	19,409	186,666	(72,215)	114,450

（注）1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

（3）海外経常収益

（単位：百万円）

海外経常収益	410,289
連結経常収益	1,801,802
海外経常収益の連結経常収益に占める割合	22.8%

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

中間財務諸表

当中間会計期間の当行の中間財務諸表、すなわち、中間貸借対照表、中間損益計算書は、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。また、前中間会計期間の中間財務諸表及び前事業年度の財務諸表については、証券取引法第193条の2の規定に基づき、株式会社さくら銀行については監査法人太田昭和センチュリー（現 新日本監査法人）及び監査法人トーマツの、株式会社住友銀行については朝日監査法人の監査証明をそれぞれ受けており、当該両行の計数を単純合算して表示しております。
以下の中間貸借対照表、中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

（単位：百万円）

科目	平成12年度中間期末 平成12年9月30日現在	平成13年度中間期末 平成13年9月30日現在	平成12年度末 平成13年3月31日現在
（資産の部）			
現金預け金	6,103,383	5,605,096※8	7,269,030
コールローン	181,185	399,742	211,968
買現先勘定	60,662	774,471	2,597,816
買入金銭債権	83,285	78,848	80,459
特定取引資産	2,523,450	2,689,363※8	2,408,485
金銭の信託	111,277	63,611	75,120
有価証券	18,596,325	19,988,203※1, 2, 8	27,059,978
（うち自己株式）	(30)	(—)	(46)
貸出金	63,023,341	61,071,591※3, 4, 5, 6, 7, 8, 9	61,747,880
外国為替	723,424	631,330※7	723,498
その他資産	3,508,335	3,197,681※8	4,409,648
動産不動産	891,880	820,719※8, 11, 12, 16	871,749
繰延税金資産	1,111,794	1,589,941	1,074,671
支払承諾見返	5,323,816	5,440,396	6,293,027
貸倒引当金	△1,467,937	△1,008,891	△1,095,841
資産の部合計	**100,774,231**	**101,342,107**	**113,727,498**
（負債の部）			
預金	57,560,110	56,611,281	59,041,313
譲渡性預金	9,241,542	11,152,501	11,688,459
コールマネー	7,101,988	3,802,733※8	5,898,509
売現先勘定	3,062,512	1,459,293※8	4,857,211
売渡手形	572,087	4,694,400※8	4,032,500
コマーシャル・ペーパー	191,000	1,082,000	1,637,200
特定取引負債	856,558	1,704,180	1,180,506
借用金	4,186,312	3,555,666※8, 13	3,985,126
外国為替	144,739	246,872	250,712
社債	1,153,500	1,865,205※14	1,470,607
転換社債	101,201	1,106	101,106
その他負債	6,703,707	5,796,331※8, 10	8,809,198
賞与引当金	—	12,790	—
退職給付引当金	94,865	152,131	14,054
債権売却損失引当金	135,648	119,143	137,972
特別法上の引当金	17	18※15	17
再評価に係る繰延税金負債	135,199	131,412※16	130,030
支払承諾	5,323,816	5,440,396※8	6,293,027
負債の部合計	**96,564,814**	**97,827,465**	**109,527,559**
（資本の部）			
資本金	1,795,554	1,326,746	1,795,554
資本準備金	1,542,601	1,684,361	1,542,601
利益準備金	233,310	241,421	239,120
再評価差額金	217,773	208,857※16	209,583
その他の剰余金	420,175	478,958	413,077
任意積立金	221,563	221,560	221,563
中間（当期）未処分利益	198,610	257,398	191,513
その他有価証券評価差額金	—	△425,669	—
自己株式	—	△33	—
資本の部合計	**4,209,415**	**3,514,642**	**4,199,937**
負債及び資本の部合計	**100,774,231**	**101,342,107**	**113,727,498**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
　　2. 平成12年度中間期末及び平成12年度末につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

中間損益計算書

(単位：百万円)

科目	平成12年度中間期 平成12年4月 1 日から 平成12年9月30日まで	平成13年度中間期 平成13年4月 1 日から 平成13年9月30日まで	平成12年度 平成12年4月 1 日から 平成13年3月31日まで
経常収益	**1,571,918**	**1,337,291**	**3,289,556**
資金運用収益	1,123,199	1,061,396	2,275,679
(うち貸出金利息)	(723,641)	(651,463)	(1,501,144)
(うち有価証券利息配当金)	(150,341)	(224,002)	(348,176)
役務取引等収益	114,274	113,779	231,780
特定取引収益	34,154	70,906	95,385
その他業務収益	36,300	56,889	73,476
その他経常収益	263,987	34,320※1	613,233
経常費用	**1,316,812**	**1,210,143**	**2,930,388**
資金調達費用	537,813	386,960	1,035,641
(うち預金利息)	(257,209)	(190,777)	(601,538)
役務取引等費用	39,723	40,494	81,087
その他業務費用	13,331	26,379	57,082
営業経費	354,263	348,545※2	711,987
その他経常費用	371,680	407,763※3	1,044,585
経常利益	**255,105**	**127,148**	**359,167**
特別利益	**1,318**	**167**	**3,112**
特別損失	**39,570**	**16,260※4**	**89,169**
税引前中間(当期)純利益	**216,853**	**111,055**	**273,111**
法人税、住民税及び事業税	**22,651**	**9,762**	**9,526**
法人税等調整額	**93,898**	**21,499**	**125,747**
中間(当期)純利益	**100,300**	**79,794**	**137,835**
前期繰越利益	**94,554**	**68,994**	**94,554**
合併による未処分利益受入額	**—**	**109,023**	**—**
再評価差額金取崩額	**3,754**	**△413**	**11,839**
中間配当額	**—**	**—**	**29,052**
中間配当に伴う利益準備金積立額	**—**	**—**	**5,809**
合併交付金	**—**	**—**	**17,853**
中間(当期)未処分利益	**198,610**	**257,398**	**191,513**

(注) 1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度中間期及び平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

中間財務諸表作成の基本となる重要な事項（平成13年度中間期）

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

（1）有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

（2）金銭の信託において信託財産を構成している有価証券の評価は、上記1．及び2．(1)と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

（1）動産不動産

動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。

なお、主な耐用年数は次のとおりであります。

建物　7年～50年

動産　3年～20年

（2）ソフトウェア

自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

5. 引当金の計上基準

（1）貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,580,785百万円であります。

（2）賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。

（3）退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。

また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理

数理計算上の差異：

各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。

（4）債権売却損失引当金

株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

なお、この引当金は商法第287条ノ2に規定する引当金であります。

（5）金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。

7. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

8. ヘッジ会計の方法

ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

9. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

10. 税効果会計に関する事項

中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。

【追加情報】

1. 金融商品会計

金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））の適用に伴い、当中間会計期間から次のとおり処理しております。

（1）無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「その他資産」中の保管有価証券等と、「その他負債」中の借入商品債券または借入有価証券にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他

資産及びその他負債は、それぞれ1,283,943百万円減少しております。

(2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」及び「金銭の信託」が合計で693,620百万円減少し、「その他有価証券評価差額金」が△425,669百万円計上されております。

2. 外貨建取引等会計処理基準

従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当中間会計期間から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。

外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号にもとづき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。

資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益または未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

この変更による中間財務諸表への影響は軽微であります。

3. 賞与引当金の表示方法

従業員賞与の未払計上額については、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No.15)により、当中間会計期間から「賞与引当金」として表示しております。この変更により、その他負債が12,790百万円減少し、賞与引当金が同額増加しております。

4. 自己株式の表示方法

自己株式は、従来、「有価証券」に含めて計上しておりましたが、中間財務諸表等規則及び銀行法施行規則が改正されたことに伴い、当中間会計期間から資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は33百万円、資本の部は33百万円それぞれ減少しております。

注記事項(平成13年度中間期)

(中間貸借対照表関係)

※1. 子会社の株式及び出資総額1,028,001百万円

※2. 無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に1,665百万円含まれております。
無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,825,380百万円、当中間期末に当該処分をせずに所有しているものは187,102百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

※3. 貸出金のうち、破綻先債権額は217,079百万円、延滞債権額は1,945,507百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は105,760百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は1,001,475百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,269,821百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は1,159,156百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	49,360百万円
特定取引資産	865,984百万円
有価証券	9,215,772百万円
貸出金	1,728,781百万円
担保資産に対応する債務	
コールマネー	1,335,000百万円
売現先勘定	1,419,293百万円
売渡手形	4,694,400百万円
借用金	94,362百万円
その他負債中「債券貸付取引担保金」	3,287,729百万円
支払承諾	49,312百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金39,402百万円、特定取引資産2,566百万円、有価証券1,554,952百万円、貸出金859,447百万円を差し入れております。
なお、動産不動産のうち保証金権利金は137,174百万円、その他資産のうち先物取引差入証拠金は37,128百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、21,742,610百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが19,449,048百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,020,256百万円、繰延ヘッジ利益の総額は1,194,149百万円であります。

※11. 動産不動産の減価償却累計額　522,852百万円

※12. 動産不動産の圧縮記帳額　82,324百万円
(当中間期圧縮記帳額　—百万円)

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,196,843百万円が含まれております。

※14. 社債には、劣後特約付社債573,925百万円が含まれております。

※15. 特別法上の引当金は金融先物取引責任準備金18百万円であります。

※16. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。

再評価を行った年月日　平成10年3月31日

同法律第3条第3項に定める再評価の方法

土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

(中間損益計算書関係)

※1. その他経常収益には、株式等売却益28,221百万円を含んでおります。

※2. 減価償却実施額は下記のとおりであります。

建物・動産	17,223百万円
その他	14,236百万円

※3. その他経常費用には、貸倒引当金繰入額129,325百万円、貸出金償却138,692百万円及び株式等償却68,908百万円を含んでおります。

※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円を含んでおります。

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

(単位：百万円)

	動産	その他	合計
取得価額相当額	55,768	3,773	59,541
減価償却累計額相当額	25,081	2,556	27,638
中間期末残高相当額	30,686	1,216	31,903

・未経過リース料中間期末残高相当額

(単位：百万円)

1年内	1年超	合計
9,756	22,882	32,638

・当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	5,857百万円
減価償却費相当額	4,979百万円
支払利息相当額	462百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

(単位：百万円)

1年内	1年超	合計
10,668	55,268	65,936

(重要な後発事象)

当行は平成13年11月21日開催の取締役会において、商法第289条第2項および銀行法第18条第2項の定めに基づき、平成14年1月下旬または同2月上旬開催予定の臨時株主総会において決議が得られることを条件に、資本準備金および利益準備金を以下のとおり減少させ、剰余金に振り替える旨決議しました。

(1) 減少予定額

資本準備金	357,615百万円
利益準備金	241,421百万円

(2) 時期

商法第100条第1項に定める期間の満了後、平成14年3月末日までに振り替える。

損益の状況(連結)

■ 資金運用・調達勘定平均残高、利息、利回り

(単位：億円)

国内	平成12年度中間期			平成13年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	795,280	9,351	2.35%	869,422	8,756	2.01%
うち貸出金	590,734	6,325	2.14	579,012	5,974	2.06
うち有価証券	174,814	1,402	1.60	234,611	1,847	1.57
うちコールローン及び買入手形	2,317	28	2.37	4,363	15	0.67
うち買現先勘定	／	／	／	19,608	13	0.13
うち預け金	18,096	511	5.65	22,006	421	3.83
資金調達勘定	769,733	3,412	0.88	847,806	2,007	0.47
うち預金	533,708	1,126	0.42	533,779	772	0.29
うち譲渡性預金	76,128	54	0.14	115,444	42	0.07
うちコールマネー及び売渡手形	59,531	61	0.20	89,096	27	0.06
うち売現先勘定	／	／	／	35,244	8	0.04
うちコマーシャル・ペーパー	2,982	2	0.14	11,374	9	0.15
うち借用金	57,558	728	2.53	41,605	508	2.44

(注) 1.「国内」とは、当行(海外店を除く)及び国内連結子会社です。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成12年度中間期6,557億円、平成13年度中間期7,360億円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成12年度中間期1,660億円、平成13年度中間期739億円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成12年度中間期1,660億円、平成13年度中間期739億円)及び利息(平成12年度中間期4億円、平成13年度中間期1億円)を資金調達勘定から、それぞれ控除して表示しております。

(単位：億円)

海外	平成12年度中間期			平成13年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	133,337	3,598	5.39%	123,045	3,073	4.99%
うち貸出金	86,020	2,024	4.70	74,901	1,752	4.68
うち有価証券	8,692	285	6.54	15,284	367	4.80
うちコールローン及び買入手形	1,174	29	5.01	1,017	16	3.07
うち買現先勘定	／	／	／	1,931	39	4.04
うち預け金	23,239	752	6.46	25,397	606	4.77
資金調達勘定	114,681	3,110	5.42	103,416	2,336	4.52
うち預金	72,272	1,506	4.16	76,648	1,164	3.04
うち譲渡性預金	1,491	42	5.65	2,061	53	5.16
うちコールマネー及び売渡手形	1,542	30	3.95	2,096	34	3.22
うち売現先勘定	／	／	／	5,885	136	4.60
うちコマーシャル・ペーパー	209	7	6.48	106	3	5.32
うち借用金	15,535	318	4.09	1,965	43	4.33

(注) 1.「海外」とは、当行の海外店及び海外連結子会社です。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成12年度中間期239億円、平成13年度中間期198億円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成12年度中間期1億円、平成13年度中間期1億円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成12年度中間期1億円、平成13年度中間期1億円)及び利息(平成12年度中間期0億円、平成13年度中間期0億円)を資金調達勘定から、それぞれ控除して表示しております。

(単位：億円)

合計	平成12年度中間期			平成13年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	880,117	11,852	2.69%	979,865	10,677	2.18%
うち貸出金	641,755	7,798	2.43	641,472	7,315	2.28
うち有価証券	180,484	1,365	1.51	249,858	1,479	1.18
うちコールローン及び買入手形	3,243	57	3.50	5,348	30	1.11
うち買現先勘定	／	／	／	21,539	52	0.48
うち預け金	39,035	1,241	6.35	47,313	1,026	4.34
資金調達勘定	849,106	5,745	1.35	938,611	3,929	0.84
うち預金	604,001	2,610	0.86	610,327	1,934	0.63
うち譲渡性預金	77,265	96	0.24	117,505	96	0.16
うちコールマネー及び売渡手形	60,797	91	0.30	91,162	60	0.13
うち売現先勘定	／	／	／	41,129	143	0.70
うちコマーシャル・ペーパー	3,191	9	0.56	11,479	12	0.20
うち借用金	40,786	495	2.42	31,128	139	0.89

(注) 1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数です。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成12年度中間期6,790億円、平成13年度中間期7,548億円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成12年度中間期1,661億円、平成13年度中間期741億円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成12年度中間期1,661億円、平成13年度中間期741億円)及び利息(平成12年度中間期4億円、平成13年度中間期1億円)を資金調達勘定から、それぞれ控除して表示しております。

役務取引の状況

（単位：億円）

区分		平成12年度中間期	平成13年度中間期	平成12年度
国内	役務取引等収益	1,834	1,754	3,750
	うち為替業務	477	492	979
	うち証券関連業務	195	109	314
	役務取引等費用	423	342	870
	うち為替業務	103	94	209
海外	役務取引等収益	172	147	372
	うち為替業務	28	26	61
	うち預金・貸出業務	93	77	202
	役務取引等費用	42	23	89
	うち為替業務	10	8	24
役務取引等収支		1,540	1,535	3,163

（注）1.「国内」とは、当行（海外店を除く）及び国内連結子会社です。
2.「海外」とは、当行の海外店及び海外連結子会社です。

特定取引の状況

（単位：億円）

区分		平成12年度中間期	平成13年度中間期	平成12年度
国内	特定取引収益	223	497	665
	うち商品有価証券収益	33	15	80
	うち特定金融派生商品収益	180	480	535
	特定取引費用	—	—	47
	うち特定金融派生商品費用	—	—	47
海外	特定取引収益	245	251	495
	うち商品有価証券収益	68	24	97
	うち特定金融派生商品収益	169	227	377
	特定取引費用	35	11	21
	うち特定金融派生商品費用	30	11	12
特定取引収支		433	737	1,090

（注）1.「国内」とは、当行（海外店を除く）及び国内連結子会社です。
2.「海外」とは、当行の海外店及び海外連結子会社です。

その他業務の状況

（単位：億円）

区分		平成12年度中間期	平成13年度中間期	平成12年度
国内	その他業務収益	3,120	3,860	6,278
	その他業務費用	2,468	2,979	5,229
海外	その他業務収益	109	87	221
	その他業務費用	215	235	379
その他業務収支		545	728	890

（注）1.「国内」とは、当行（海外店を除く）及び国内連結子会社です。
2.「海外」とは、当行の海外店及び海外連結子会社です。

損益の状況(単体)

■資金運用・調達勘定平均残高、利息、利回り

(単位:億円)

国内業務部門	平成12年度中間期			平成13年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(1,387) 716,940	(69) 6,346	1.76%	(6,953) 778,636	(5) 6,046	1.54%
うち貸出金	551,795	5,453	1.97	535,527	5,049	1.88
うち有価証券	159,895	800	0.99	213,437	920	0.85
うちコールローン	328	0	0.17	1,888	1	0.07
うち買現先勘定	235	3	2.31	19,192	9	0.08
うち買入手形	784	0	0.10	1,478	0	0.03
うち預け金	119	0	0.24	119	0	0.00
資金調達勘定	(3,912) 683,931	(4) 806	0.23	742,220	674	0.18
うち預金	488,161	368	0.15	462,680	258	0.11
うち譲渡性預金	75,863	53	0.14	115,652	42	0.07
うちコールマネー	56,461	30	0.10	38,334	9	0.04
うち売現先勘定	22,688	13	0.11	35,392	8	0.04
うち売渡手形	1,625	1	0.08	50,623	8	0.03
うちコマーシャル・ペーパー	2,385	2	0.13	10,239	8	0.15
うち借用金	20,256	219	2.15	12,262	170	2.77
うち社債	9,594	83	1.73	16,821	142	1.68

(注) 1. 資金運用勘定は無利息預け金の平均残高(平成12年度中間期6,420億円、平成13年度中間期6,981億円)を、資金調達勘定は金銭の信託運用見合額の平均残高(平成12年度中間期1,600億円、平成13年度中間期705億円)及び利息(平成12年度中間期3億円、平成13年度中間期1億円)を、それぞれ控除して表示しております。
2. ( )内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息(内書き)です。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額(内書き)を含めております。
3. 社債の利息には社債発行差金償却を含んでおります。

(単位:億円)

国際業務部門	平成12年度中間期			平成13年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(3,912) 143,816	(4) 4,183	5.80%	159,457	4,572	5.71%
うち貸出金	70,904	1,784	5.01	68,061	1,465	4.29
うち有価証券	19,872	704	7.06	31,301	1,320	8.41
うちコールローン	1,602	48	6.01	1,237	25	4.09
うち買現先勘定	356	—	—	531	5	1.91
うち買入手形	—	—	—	—	—	—
うち預け金	37,961	1,196	6.28	46,696	1,023	4.37
資金調達勘定	(1,387) 134,538	(69) 3,865	5.72	(6,953) 151,114	(5) 3,198	4.22
うち預金	101,982	2,204	4.31	107,638	1,650	3.05
うち譲渡性預金	1,486	42	5.58	1,514	35	4.62
うちコールマネー	2,356	59	4.96	2,532	43	3.40
うち売現先勘定	53	—	—	4,327	71	3.24
うち売渡手形	30	0	2.38	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	23,731	641	5.38	24,838	526	4.22
うち社債	—	—	—	—	—	—

(注) 1. 資金運用勘定は無利息預け金の平均残高(平成12年度中間期287億円、平成13年度中間期268億円)を、資金調達勘定は金銭の信託運用見合額の平均残高(平成12年度中間期61億円、平成13年度中間期35億円)及び利息(平成12年度中間期2億円、平成13年度中間期1億円)を、それぞれ控除して表示しております。
2. ( )内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息(内書き)です。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額(内書き)を含めております。
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式(前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式)により算出しております。

(単位：億円)

合計	平成12年度中間期			平成13年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	855,456	10,456	2.43%	931,140	10,614	2.27%
うち貸出金	622,699	7,236	2.31	603,588	6,515	2.15
うち有価証券	179,767	1,503	1.66	244,738	2,240	1.82
うちコールローン	1,930	49	5.02	3,125	26	1.66
うち買現先勘定	591	3	0.92	19,723	14	0.13
うち買入手形	784	0	0.10	1,478	0	0.03
うち預け金	38,080	1,196	6.26	46,816	1,023	4.36
資金調達勘定	813,169	4,598	1.12	886,382	3,868	0.87
うち預金	590,143	2,572	0.86	570,318	1,908	0.66
うち譲渡性預金	77,349	95	0.24	117,166	77	0.13
うちコールマネー	58,817	89	0.30	40,866	52	0.25
うち売現先勘定	22,741	13	0.11	39,719	78	0.39
うち売渡手形	1,655	1	0.13	50,623	8	0.03
うちコマーシャル・ペーパー	2,385	2	0.13	10,239	8	0.15
うち借用金	43,986	860	3.89	37,100	697	3.74
うち社債	9,594	83	1.73	16,821	142	1.68

(注) 1. 資金運用勘定は無利息預け金の平均残高(平成12年度中間期6,706億円、平成13年度中間期7,249億円)を、資金調達勘定は金銭の信託運用見合額の平均残高(平成12年度中間期1,661億円、平成13年度中間期740億円)及び利息(平成12年度中間期4億円、平成13年度中間期1億円)を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含んでおります。

役務取引の状況

(単位：億円)

区分	平成12年度中間期	平成13年度中間期	平成12年度
国内業務部門	568	528	1,130
役務取引等収益	895	878	1,790
うち為替業務	396	394	802
うち証券関連業務	68	49	145
うち代理業務	50	70	98
役務取引等費用	327	350	660
うち為替業務	76	74	155
国際業務部門	178	205	377
役務取引等収益	248	260	527
うち為替業務	104	99	214
うち預金・貸出業務	103	80	227
役務取引等費用	70	55	150
うち為替業務	31	27	70
役務取引等収支	746	733	1,507

特定取引の状況

(単位：億円)

区分	平成12年度中間期	平成13年度中間期	平成12年度
国内業務部門	15	11	92
うち商品有価証券収益	9	7	53
うちその他の特定取引収益	6	4	39
国際業務部門	326	698	862
うち特定取引有価証券収益	2	0	6
うち特定金融派生商品収益	324	698	856
特定取引収支	341	709	954

(注) 内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

その他業務の状況

(単位：億円)

区分	平成12年度中間期	平成13年度中間期	平成12年度
国内業務部門	198	249	278
うち国債等債券関係損益	18	260	84
国際業務部門	32	56	△114
うち外国為替売買損益	111	△77	△103
うち国債等債券関係損益	△40	41	4
その他業務収支	230	305	164

貸出の状況

貸出金の業種別構成(連結・単体)

■連結

(単位:億円)

区分		平成12年度中間期末	平成13年度中間期末	平成12年度末
国内	製造業	78,900	75,256	78,420
	第一次産業	2,182	1,936	2,116
	建設業	35,470	31,753	32,796
	運輸・通信・その他公益事業	30,943	29,079	30,840
	卸売・小売業・飲食店	83,669	77,049	81,984
	金融・保険業	40,344	36,301	42,408
	不動産業	97,258	94,036	98,415
	サービス業	83,152	71,257	74,277
	地方公共団体	3,338	3,177	3,564
	その他	150,778	167,355	146,292
	合計	606,034	587,199	591,112
海外	政府等	2,509	2,342	2,675
	金融機関	3,101	3,165	3,054
	商工業	53,891	52,197	57,390
	その他	1,089	2,373	1,140
	合計	60,590	60,077	64,259
総合計		666,624	647,276	655,371

(注) 1.「国内」とは、当行(海外店を除く)及び国内連結子会社です。
2.「海外」とは、当行の海外店及び海外連結子会社です。
3. 海外には、特別国際金融取引勘定分を含んでおります。

■単体

(単位:億円)

区分		平成12年度中間期末	平成13年度中間期末	平成12年度末
国内店	製造業	75,525	71,579	74,554
	第一次産業	2,007	1,725	1,888
	建設業	32,148	28,416	29,292
	運輸・通信・その他公共事業	30,054	28,068	29,822
	卸売・小売業・飲食店	78,163	71,519	76,311
	金融・保険業	45,924	43,705	48,502
	不動産業	90,464	88,397	92,222
	サービス業	75,375	64,466	67,204
	地方公共団体	3,085	2,502	3,042
	その他	138,470	153,399	132,675
	合計	571,215	553,776	555,512
海外店	政府等	2,480	2,333	2,640
	金融機関	3,978	3,329	3,788
	商工業	51,931	49,069	54,882
	その他	629	2,209	657
	合計	59,018	56,940	61,967
総合計		630,233	610,716	617,479

(注) 海外店には、特別国際金融取引勘定分を含んでおります。

個人・中小企業に対する貸出金及び割合(単体)

(単位:億円、%)

区分	平成12年度中間期末	平成13年度中間期末	平成12年度末
中小企業等貸出金残高	410,398	384,270	404,713
中小企業等貸出金比率	71.8	69.4	72.9

(注) 1. 貸出金残高には、海外店及び特別国際金融取引勘定分を含んでおりません。
2. 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社または常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人です。

消費者ローン残高(単体)

(単位:億円)

区分	平成12年度中間期末	平成13年度中間期末	平成12年度末
消費者ローン残高	135,717	134,416	134,848
住宅ローン残高	117,884	118,427	117,913
うち自己居住用の住宅ローン残高	72,850	76,120	74,452
その他ローン残高	17,833	15,989	16,935

(注)住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

リスク管理債権(連結・単体)

連結

(単位:億円)

区分	平成12年度中間期末	平成13年度中間期末	平成12年度末
破綻先債権額①	2,875	2,487	2,731
延滞債権額②	33,083	22,948	25,775
3カ月以上延滞債権額③	1,302	1,245	1,258
貸出条件緩和債権額④	3,526	11,149	2,800
合計	40,786	37,829	32,564

単体

(単位:億円)

区分	平成12年度中間期末	平成13年度中間期末	平成12年度末
破綻先債権額①	2,406	2,171	2,357
延滞債権額②	28,599	19,455	22,075
3カ月以上延滞債権額③	784	1,057	1,032
貸出条件緩和債権額④	2,807	10,015	1,862
合計	34,596	32,698	27,326

各債権の定義

① 「破綻先債権」:未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。

② 「延滞債権」:未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。

③ 「3カ月以上延滞債権」:元金または利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金(除く①、②)。

④ 「貸出条件緩和債権」:経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金(除く①~③)。

金融再生法に基づく開示債権の額(単体)

(単位:億円)

区分	平成12年度中間期末	平成13年度中間期末	平成12年度末
破産更生債権及びこれらに準ずる債権①	6,217	5,740	5,899
危険債権②	25,679	16,457	19,431
要管理債権③	3,590	11,072	2,894
(小計)	(35,486)	(33,269)	(28,225)
正常債権④	657,455	640,399	661,578
合計	692,941	673,668	689,803

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」(平成10年法律第132号)第7条に基づき開示するものであり、同法第6条に基づき、(中間)貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定及び使用貸借または賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

① 「破産更生債権及びこれらに準ずる債権」:破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権。

② 「危険債権」:債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権。

③ 「要管理債権」:3カ月以上延滞債権及び貸出条件緩和債権(除く①、②)。

④ 「正常債権」:債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権。

国別貸出状況等(単体)

(1)特定海外債権残高

(単位：億円、カ国)

	平成12年度中間期末	平成13年度中間期末	平成12年度末
債権額	1,789	1,362	1,929
対象国数	13	8	9

(2)貸出金の主要地域別残高(平成13年度中間期末)

■アジア主要国向け貸出金

(単位：億円)

	貸出金残高	うちリスク管理債権
インドネシア	1,562	400
タイ	2,647	105
韓国	1,721	17
香港	3,422	174
中国	1,503	36
シンガポール	2,245	6
インド	535	52
マレーシア	690	98
パキスタン	49	20
その他	508	45
合計	14,882	953

(注) 債務者所在国を基準に集計しております。

■中南米主要国向け貸出金

(単位：億円)

	貸出金残高	うちリスク管理債権
チリ	51	—
コロンビア	188	9
メキシコ	203	—
アルゼンチン	23	—
ブラジル	666	—
ベネズエラ	100	—
パナマ	1,915	—
その他	10	—
合計	3,156	9

(注) 債務者所在国を基準に集計しております。

■ロシア向け貸出金

(単位：億円)

	貸出金残高	うちリスク管理債権
ロシア	5	—

(注) 債務者所在国を基準に集計しております。

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SMBC 三井住友銀行

平成14年1月11日

株　主　各　位

File No. 82-4395
Exhibit B2

東京都千代田区有楽町1丁目1番2号
株式会社　三井住友銀行
頭取　西川善文

臨時株主総会招集ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。

さて、来る1月30日(水曜日)午前10時より東京都千代田区丸の内1丁目3番2号当行大手町本部ビルにおいて、下記事項を目的事項として、臨時株主総会を開催いたしますから、ご出席くださいますようお願い申し上げます。

なお、当日ご出席願えない場合は、お手数ながら後記の参考書類をご検討願い、同封の議決権行使書用紙に賛否をご表示いただき、ご押印のうえ、ご返送くださいますようお願い申し上げます。

敬　具

会議の目的事項

決議事項

第1号議案　資本準備金及び利益準備金減少の件
議案の要領は、後記の「議決権の行使についての参考書類」に記載のとおりであります。

第2号議案　定款一部変更の件
議案の要領は、後記の「議決権の行使についての参考書類」に記載のとおりであります。

以　上

(お願い) 当日ご出席の際は、お手数ながら同封の**出席票**を議決権行使書用紙と切り離さずに会場受付へご提出願います。

議決権の行使についての参考書類

1.　総株主の議決権の数　　5,656,084個

2.　議案及び参考事項

第1号議案　資本準備金及び利益準備金減少の件

（提案の理由及び議案の要領）

時価会計制度の導入に伴い、保有有価証券の価格変動リスクに備えること等を目的として、商法第289条第2項及び銀行法第18条第2項の規定に基づき、資本準備金及び利益準備金を減少し、剰余金に振り替えたいと存じます。

議案の要領は次のとおりであります。

(1)　資本準備金1,684,361,392,299円のうち357,614,600,000円を減少いたします。

(2)　利益準備金241,421,325,225円の全額を減少いたします。

第2号議案　定款一部変更の件

（変更の理由及び議案の要領）

額面株式の廃止や単位株制度の廃止、単元株制度の創設などを内容とする「商法等の一部を改正する等の法律」（平成13年6月29日法律第79号）の施行に伴い関係条文を整備いたしたく、また併せて、第六種優先株式を廃止いたしたく、定款を変更しようとするものであります。

変更の内容は次頁以下に記載のとおりであります。

現行定款・変更案対照表

（下線は変更部分）

現　行　定　款	変　更　案	変 更 の 理 由
（発行株式総数、１株の金額および１単位の株式の数） 第５条　当銀行の発行する株式の総数は、167億8,000万株とし、このうち150億株は普通株式、１億7,000万株は第一種優先株式、２億5,000万株は第二種優先株式、２億5,000万株は第三種優先株式、３億株は第四種優先株式、８億株は第五種優先株式、1,000万株は第六種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第五種優先株式もしくは第六種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。 ②当銀行の発行する額面株式の１株の金額は50円とする。 ③当銀行の１単位の株式の数は、1,000株とする。 （新　設）	**（発行株式総数、１単元の株式の数および単元未満株券の不発行）** 第５条　当銀行の発行する株式の総数は、167億7,000万株とし、このうち150億株は普通株式、１億7,000万株は第一種優先株式、２億5,000万株は第二種優先株式、２億5,000万株は第三種優先株式、３億株は第四種優先株式、８億株は第五種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。 （削　除） ②当銀行の１単元の株式の数は、全ての種類の株式につき1,000株とする。 ③当銀行は、１単元の株式の数に満たない株式（以下単元未満株式という）に係る株券を発行しない。ただし、株式取扱規程に定めるところについてはこの限りではない。	第六種優先株式を廃止いたしたく、発行株式総数から相当する株式数を控除しようとするものであります。また、額面株式の廃止に伴い、１株の金額の定めを削除するとともに、単位株制度の廃止及び単元株制度の創設に伴い、「単位」の文言を「単元」に変更し、単元未満株券を発行しない旨を規定しようとするものであります。
（名義書換代理人） 第８条　当銀行は、株式につき名義書換代理人を置く。 ②名義書換代理人およびその事務取扱場所は、取締役会の決議をもって選定し、これを公告する。	**（名義書換代理人）** 第８条　当銀行は、株式につき名義書換代理人を置く。 ②名義書換代理人およびその事務取扱場所は、取締役会の決議をもって選定し、これを公告する。	

現　行　定　款	変　　更　　案	変 更 の 理 由
③当銀行の株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、単位未満株式の買取りその他株式に関する事務は、名義書換代理人に取り扱わせ、当銀行においてはこれを取り扱わない。	③当銀行の株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、単元未満株式の買取りその他株式に関する事務は、名義書換代理人に取り扱わせ、当銀行においてはこれを取り扱わない。	単位株制度の廃止及び単元株制度の創設に伴い、「単位」の文言を「単元」に変更しようとするものであります。
(株式取扱規則) 第９条　当銀行の発行する株券の種類ならびに株式の名義書換、単位未満株式の買取りその他株式に関する取扱いおよびその手数料については、取締役会で定める株式取扱規則による。	(株式取扱規程) 第９条　当銀行の発行する株券の種類ならびに株式の名義書換、単元未満株式の買取りその他株式に関する取扱いおよびその手数料については、取締役会で定める株式取扱規程による。	「株式取扱規則」の名称を、「株式取扱規程」に変更しようとするものであります。また、単位株制度の廃止及び単元株制度の創設に伴い、「単位」の文言を「単元」に変更しようとするものであります。
(優先株主に対する利益配当) 第９条の２　当銀行は、第26条に定める利益配当を行うときは、優先株式を有する株主(以下優先株主という）または優先株式の登録質権者（以下優先登録質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録質権者（以下普通登録質権者という）に先立ち、第一種優先株式、第二種優先株式および第三種優先株式については１株につき年200円、第四種優先株式については１株につき年300円、第五種優先株式および第六種優先株式については１株につき年15円をそれぞれ上限として発行に際して取締役会の決議をもって定める額（以下優先配当金額という）の利益配当金を支払う。ただし、当該営業年度において第９条の３に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。	(優先株主に対する利益配当) 第９条の２　当銀行は、第26条に定める利益配当を行うときは、優先株式を有する株主(以下優先株主という）または優先株式の登録質権者（以下優先登録質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録質権者（以下普通登録質権者という）に先立ち、第一種優先株式、第二種優先株式および第三種優先株式については１株につき年200円、第四種優先株式については１株につき年300円、第五種優先株式については１株につき年15円をそれぞれ上限として発行に際して取締役会の決議をもって定める額（以下優先配当金額という）の利益配当金を支払う。ただし、当該営業年度において第９条の３に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。	第六種優先株式を廃止いたしたく、変更しようとするものであります。

現　行　定　款	変　更　案	変更の理由
②ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。 ③優先株主または優先登録質権者に対しては、優先配当金額を超えて配当は行わない。	②ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。 ③優先株主または優先登録質権者に対しては、優先配当金額を超えて配当は行わない。	
(優先株主に対する残余財産の分配) 第9条の4　当銀行は、残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式、第二種優先株式、第三種優先株式および第四種優先株式については1株につき3,000円、第五種優先株式については1株につき1,000円、第六種優先株式については1株につき2,000円をそれぞれ支払う。 ②優先株主または優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。	**(優先株主に対する残余財産の分配)** 第9条の4　当銀行は、残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式、第二種優先株式、第三種優先株式および第四種優先株式については1株につき3,000円、第五種優先株式については1株につき1,000円をそれぞれ支払う。 ②優先株主または優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。	第六種優先株式を廃止いたしたく、変更しようとするものであります。
(優先株式の転換) 第9条の8　第一種優先株主、第二種優先株主、第三種優先株主、第五種優先株主および第六種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換を請求することができる期間(以下転換請求期間という)および転換の条件は、発行に際して取締役会の決議をもって定める。	**(優先株式の転換)** 第9条の8　第一種優先株主、第二種優先株主、第三種優先株主および第五種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換を請求することができる期間(以下転換請求期間という)および転換の条件は、発行に際して取締役会の決議をもって定める。	第六種優先株式を廃止いたしたく、変更しようとするものであります。

現　行　定　款	変　更　案	変更の理由
（優先株式の一斉転換） 第９条の９　転換請求期間中に転換の請求がなされなかった第一種優先株式、第二種優先株式、第三種優先株式、第五種優先株式および第六種優先株式は、同期間の末日の翌日（以下一斉転換日という）をもって、当該優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が普通株式の額面金額または、第一種優先株式については500円（１単位の株式のみなし併合が行われたときは、500円にみなし併合前の１単位の株式の数を乗じた額とする）、第二種優先株式、第三種優先株式および第六種優先株式については500円以上で発行に際して取締役会の決議をもって定める額、第五種優先株式については250円以上で発行に際して取締役会の決議をもって定める額のいずれか高い金額を下回るときは、優先株式１株の払込金相当額をそのいずれか高い金額で除して得られる数の普通株式となる。 ②前項の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。	（優先株式の一斉転換） 第９条の９　転換請求期間中に転換の請求がなされなかった第一種優先株式、第二種優先株式、第三種優先株式および第五種優先株式は、同期間の末日の翌日（以下一斉転換日という）をもって、当該優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が、第一種優先株式については500円、第二種優先株式および第三種優先株式については500円以上で発行に際して取締役会の決議をもって定める額、第五種優先株式については250円以上で発行に際して取締役会の決議をもって定める額を下回るときは、優先株式１株の払込金相当額をその金額で除して得られる数の普通株式となる。 ②前項の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。	第六種優先株式を廃止いたしたく、また、額面株式及び単位株制度の廃止に伴い、変更しようとするものであります。

現　行　定　款	変　更　案	変更の理由
（選任決議） 第15条　取締役の選任決議は、株主総会において発行済株式総数のうち、議決権を行使しうる株式数の３分の１以上に当る株式を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。	**（選任決議）** 第15条　取締役の選任決議は、株主総会において総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。	単元株制度の創設に伴い、定足数の基準が発行済株式総数から総株主の議決権の数に改正されたため、変更しようとするものであります。
（選任決議） 第21条　監査役の選任決議は、株主総会において発行済株式総数のうち、議決権を行使しうる株式数の３分の１以上に当る株式を有する株主が出席し、その議決権の過半数をもって行う。	**（選任決議）** 第21条　監査役の選任決議は、株主総会において総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。	単元株制度の創設に伴い、定足数の基準が発行済株式総数から総株主の議決権の数に改正されたため、変更しようとするものであります。
（優先株式および転換社債の転換と配当） 第28条　第一種優先株式、第二種優先株式、第三種優先株式、第五種優先株式および第六種優先株式ならびに転換社債の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。	**（優先株式および転換社債の転換と配当）** 第28条　第一種優先株式、第二種優先株式、第三種優先株式および第五種優先株式ならびに転換社債の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。	第六種優先株式を廃止いたしたく、変更しようとするものであります。

以　上

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平成14年1月30日

株主各位

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株式会社 三井住友銀行
頭取 西川善文

臨時株主総会決議ご通知

拝啓 ますますご清栄のこととお喜び申し上げます。
さて、本日開催の当行臨時株主総会におきまして、下記のとおり決議されましたのでご通知申し上げます。

敬具

記

決議事項

第1号議案 資本準備金及び利益準備金減少の件

本件は、原案どおり承認可決され、資本準備金357,614,600,000円及び利益準備金241,421,325,225円を減少し、剰余金に振り替えることに決定いたしました。

第2号議案 定款一部変更の件

本件は、額面株式の廃止や単位株制度の廃止、単元株制度の創設などを内容とする「商法等の一部を改正する等の法律」(平成13年6月29日法律第79号)の施行に伴い関係条文を整備するほか、第六種優先株式を廃止しようとするものでありますが、次のとおり承認可決されました。

（下線は変更部分）

旧　定　款	新　定　款
（発行株式総数、1株の金額および1単位の株式の数） 第5条　当銀行の発行する株式の総数は、167億8,000万株とし、このうち150億株は普通株式、1億7,000万株は第一種優先株式、2億5,000万株は第二種優先株式、2億5,000万株は第三種優先株式、3億株は第四種優先株式、8億株は第五種優先株式、1,000万株は第六種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第五種優先株式もしくは第六種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。	**（発行株式総数、1単元の株式の数および単元未満株券の不発行）** 第5条　当銀行の発行する株式の総数は、167億7,000万株とし、このうち150億株は普通株式、1億7,000万株は第一種優先株式、2億5,000万株は第二種優先株式、2億5,000万株は第三種優先株式、3億株は第四種優先株式、8億株は第五種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。
②当銀行の発行する額面株式の1株の金額は50円とする。	（削　除）
③当銀行の1単位の株式の数は、1,000株とする。	②当銀行の1単元の株式の数は、全ての種類の株式につき1,000株とする。
（新　設）	③当銀行は、1単元の株式の数に満たない株式（以下単元未満株式という）に係る株券を発行しない。ただし、株式取扱規程に定めるところについてはこの限りではない。
（名義書換代理人） 第8条　当銀行は、株式につき名義書換代理人を置く。 ②名義書換代理人およびその事務取扱場所は、取締役会の決議をもって選定し、これを公告する。 ③当銀行の株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、単位未満株式の買取りその他株式に関する事務は、名義書換代理人に取り扱わせ、当銀行においてはこれを取り扱わない。	**（名義書換代理人）** 第8条　当銀行は、株式につき名義書換代理人を置く。 ②名義書換代理人およびその事務取扱場所は、取締役会の決議をもって選定し、これを公告する。 ③当銀行の株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、単元未満株式の買取りその他株式に関する事務は、名義書換代理人に取り扱わせ、当銀行においてはこれを取り扱わない。

旧　定　款	新　定　款
（株式取扱規則） 第９条　当銀行の発行する株券の種類ならびに株式の名義書換、単位未満株式の買取りその他株式に関する取扱いおよびその手数料については、取締役会で定める株式取扱規則による。	（株式取扱規程） 第９条　当銀行の発行する株券の種類ならびに株式の名義書換、単元未満株式の買取りその他株式に関する取扱いおよびその手数料については、取締役会で定める株式取扱規程による。
（優先株主に対する利益配当） 第９条の２　当銀行は、第26条に定める利益配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録質権者(以下優先登録質権者という）に対し、普通株式を有する株主(以下普通株主という）または普通株式の登録質権者（以下普通登録質権者という）に先立ち、第一種優先株式、第二種優先株式および第三種優先株式については１株につき年200円、第四種優先株式については１株につき年300円、第五種優先株式および第六種優先株式については１株につき年15円をそれぞれ上限として発行に際して取締役会の決議をもって定める額（以下優先配当金額という）の利益配当金を支払う。ただし、当該営業年度において第９条の３に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。 ②ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。 ③優先株主または優先登録質権者に対しては、優先配当金額を超えて配当は行わない。	（優先株主に対する利益配当） 第９条の２　当銀行は、第26条に定める利益配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録質権者(以下優先登録質権者という）に対し、普通株式を有する株主(以下普通株主という）または普通株式の登録質権者（以下普通登録質権者という）に先立ち、第一種優先株式、第二種優先株式および第三種優先株式については１株につき年200円、第四種優先株式については１株につき年300円、第五種優先株式については１株につき年15円をそれぞれ上限として発行に際して取締役会の決議をもって定める額（以下優先配当金額という）の利益配当金を支払う。ただし、当該営業年度において第９条の３に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。 ②ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。 ③優先株主または優先登録質権者に対しては、優先配当金額を超えて配当は行わない。

旧　定　款	新　定　款
（優先株主に対する残余財産の分配） 第９条の４　当銀行は、残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式、第二種優先株式、第三種優先株式および第四種優先株式については１株につき3,000円、第五種優先株式については１株につき1,000円、第六種優先株式については１株につき2,000円をそれぞれ支払う。 ②優先株主または優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。	**（優先株主に対する残余財産の分配）** 第９条の４　当銀行は、残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式、第二種優先株式、第三種優先株式および第四種優先株式については１株につき3,000円、第五種優先株式については１株につき1,000円をそれぞれ支払う。 ②優先株主または優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。
（優先株式の転換） 第９条の８　第一種優先株主、第二種優先株主、第三種優先株主、第五種優先株主および第六種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換を請求することができる期間(以下転換請求期間という）および転換の条件は、発行に際して取締役会の決議をもって定める。	**（優先株式の転換）** 第９条の８　第一種優先株主、第二種優先株主、第三種優先株主および第五種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換を請求することができる期間（以下転換請求期間という）および転換の条件は、発行に際して取締役会の決議をもって定める。

旧　定　款	新　定　款
（優先株式の一斉転換） 第９条の９　転換請求期間中に転換の請求がなされなかった第一種優先株式、第二種優先株式、第三種優先株式、第五種優先株式および第六種優先株式は、同期間の末日の翌日（以下一斉転換日という）をもって、当該優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が普通株式の額面金額または、第一種優先株式については500円（１単位の株式のみなし併合が行われたときは、500円にみなし併合前の１単位の株式の数を乗じた額とする）、第二種優先株式、第三種優先株式および第六種優先株式については500円以上で発行に際して取締役会の決議をもって定める額、第五種優先株式については250円以上で発行に際して取締役会の決議をもって定める額のいずれか高い金額を下回るときは、優先株式１株の払込金相当額をそのいずれか高い金額で除して得られる数の普通株式となる。 ②前項の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。	（優先株式の一斉転換） 第９条の９　転換請求期間中に転換の請求がなされなかった第一種優先株式、第二種優先株式、第三種優先株式および第五種優先株式は、同期間の末日の翌日（以下一斉転換日という）をもって、当該優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が、第一種優先株式については500円、第二種優先株式および第三種優先株式については500円以上で発行に際して取締役会の決議をもって定める額、第五種優先株式については250円以上で発行に際して取締役会の決議をもって定める額を下回るときは、優先株式１株の払込金相当額をその金額で除して得られる数の普通株式となる。 ②前項の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

旧　　定　　款	新　　定　　款
（選任決議） 第15条　取締役の選任決議は、株主総会において<u>発行済株式総数のうち、議決権を行使しうる株式数の３分の１以上に当る株式</u>を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。	**（選任決議）** 第15条　取締役の選任決議は、株主総会において<u>総株主の議決権の３分の１以上</u>を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。
（選任決議） 第21条　監査役の選任決議は、株主総会において<u>発行済株式総数のうち、議決権を行使しうる株式数の３分の１以上に当る株式</u>を有する株主が出席し、その議決権の過半数をもって行う。	**（選任決議）** 第21条　監査役の選任決議は、株主総会において<u>総株主の議決権の３分の１以上</u>を有する株主が出席し、その議決権の過半数をもって行う。
（優先株式および転換社債の転換と配当） 第28条　第一種優先株式、第二種優先株式、第三種優先株式<u>、</u>第五種優先株式<u>および第六種優先株式</u>ならびに転換社債の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。	**（優先株式および転換社債の転換と配当）** 第28条　第一種優先株式、第二種優先株式、第三種優先株式<u>および</u>第五種優先株式ならびに転換社債の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

以　上

平成 14 年2月 27 日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三　井　住　友　銀　行
（コード番号８３１８）

株式会社ダイエーに対する金融支援について

当行は、本日発表されました株式会社ダイエーの新３ヵ年計画が達成されるよう、同社からの要請に基づき下記の金融支援を行う方針を決定しましたので、お知らせいたします。

記

１．金融支援の内容

・同社優先株式３００億円の株式併合（10：１）および減資

・同社向け貸出金５７５億円のデットエクイティスワップによる株式取得

・同社向け貸出金４２５億円の債権放棄

２．当該事象の損益に与える影響

本件に伴い将来発生が予想される損失については、平成 14 年３月期において必要な処理を行う予定であります。

なお、業績予想につきましては現在見直しを実施中であり、必要があれば別途開示いたします。

以　上

【本件に関するお問合せ先】
広報部　古舘　　TEL：03－5512－2678

平成１４年2月２７日

各　位

株式会社　ＵＦＪ銀行
株式会社　三井住友銀行
株式会社　富　士　銀　行

株式会社ダイエーの「新3ヵ年計画」に基づく支援要請について

主力3行は、株式会社ダイエーより提示された「新3ヵ年計画」の内容を十分に検討した結果、現経営陣のもと同社の抜本的体質改善が実現されるものと判断し、計画に基づく下記の支援要請をいずれも応諾する方針です。

主力3行は、再建を進めていく同社を、引き続き一致協力して支援していく方針であり、同社のお取引先や取引金融機関、株主の皆様にもご理解・ご協力いただけるものと確信しております。

記

1. 既存優先株 1,200 億円の株式併合（10:1)および減資

2. 同社向け貸付金 2,300 億円のデットエクイティスワップによる株式取得

3. 同社向け貸付金 1,700 億円の債権放棄

4. 新3ヵ年計画の遂行に必要な資金の支援

以上

平成14年3月15日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三　井　住　友　銀　行
（コード番号８３１８）

海外子会社の解散について

当行は、海外子会社であるドイツ三井住友ファイナンスを解散することといたしましたので、下記のとおりお知らせいたします。

記

1．子会社の名称等

商　号 （英文名）	ドイツ三井住友ファイナンス Sumitomo Mitsui Finanz (Deutschland) GmbH
所在地	Prinzenallee 7, 40549 Düsseldorf, Federal Republic of Germany
代表者	社長　坂野 正典

2．解散の理由
海外業務効率化に伴う解散

3．子会社の概要

事業内容	リース業務			
設立年月	昭和60年6月14日			
資本金	50.0千独マルク			
株主資本(平成13年3月末)	94.1千独マルク			
総 資 産(平成13年3月末)	335.5千独マルク			
決算期	毎年3月末			
従 業 員(平成14年1月末)	0名(派遣職員0名、現地職員0名)			
株主構成	当行　100%			
最近の業績 (単位:千独マルク)		平成11年3月	平成12年3月	平成13年3月
	経常利益	10.3	0.0	0.0
	当期純利益	10.3	0.0	0.0
	総資産	616.7	735.7	335.5

4．解散の日程
平成15年8月(予定)

5．当該事象の当行の業績に与える影響
当該事象が当行の業績に与える影響はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　TEL：03－5512－2678

(Excerpt translation)

January 11, 2002

To the Shareholders:

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that an Extraordinary General Meeting of Shareholders of Sumitomo Mitsui Banking Corporation (the "Bank") will be held on Wednesday, January 30, 2002, at 10:00 a.m., at the Otemachi Headquarters Building of the Bank located at 3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, for the purpose of considering and voting upon the following objects of the meeting and you are cordially invited to attend the meeting.

It is to be added that if you do not expect to attend the meeting, you are requested to review the reference materials set forth below and send us promptly the enclosed voting form marked with your approval or disapproval of the propositions and affixed with your seal registered with the Bank.

Yours very truly,

Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

Yoshifumi Nishikawa

President & CEO

Note:-

In attending the meeting, please present to a receptionist at the meeting the enclosed attendance card without detaching the voting form from it.

Matters forming the objects of the meeting

Matters for resolution:

Proposition No. 1: Decrease in capital surplus and earned reserve

The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

Proposition No. 2: Partial amendment to the Articles of Incorporation

The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

5,656,084 voting rights

2. Propositions and reference matters:

Proposition No. 1: Decrease in capital surplus and earned reserve

Reason for the proposal and the purport of the proposition:

With the employment of market value accounting, the management, in preparation for risks of price changes in its security portfolio and for other purposes, proposes that capital surplus and earned reserve be decreased and the decreased amount be transferred to retained earnings pursuant to the provisions of Article 289, paragraph 2 of the Commercial Code of Japan and Article 18, paragraph 2 of the Banking Law of Japan.

(1) Of the capital surplus of ¥1,684,361,392,299, ¥357,614,600,000 will be decreased.

(2) The whole earned reserve of ¥241,421,325,225 will be decreased.

Proposition No. 2: Partial amendment to the Articles of Incorporation

Reason for the amendment and the purport of the proposition:

The management proposes that the Articles of Incorporation of the Bank be amended for the purpose of rearranging the relevant provisions thereof with the enforcement of the "Law to Amend Part of the Commercial Code, Etc." (Law No. 79 dated June 29, 2001) that includes the abolition of par value shares, the abolition of the *"tan-i-kabu"* (*which used to be translated as "a unit or units of shares" [Translator' comment]*) system and the establishment of the *"tan-gen-kabu"* (*which will be translated as "a new unit or units of shares" for comparison purpose in this proposition only [Translator's comment]*) system, as well as for the purpose of abolishing the type 6 preference shares.

The particulars of the proposed amendment are as follows:

Comparison of the Existing Articles of Incorporation and the proposed amendment

(The amendment are shown by underlines.)

Existing Articles of Incorporation	Proposed amendment
(Total Number of Authorized Shares, Par Value of Each Share and Number of Shares to Constitute One Unit)	(Total Number of Authorized Shares, Number of Shares to Constitute One New Unit and Non-Issuance of Certificates for Less-than-One-New-Unit Shares)
Article 5.	Article 5.
1. The total number of shares the Bank is authorized to issue shall be sixteen billion seven hundred eighty million (16,780,000,000) shares, which shall consist of fifteen billion (15,000,000,000) ordinary shares, one hundred seventy million (170,000,000) type 1 preference shares, two hundred fifty million (250,000,000) type 2 preference shares, two hundred fifty million (250,000,000) type 3 preference shares, three hundred million (300,000,000) type 4 preference shares, eight hundred million (800,000,000) type 5 preference shares and ten million (10,000,000) type 6 preference shares; provided, however, that if any preference shares are retired or if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares, any type 5 preference shares or any type 6 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.	1. The total number of shares the Bank is authorized to issue shall be sixteen billion seven hundred seventy million (16,770,000,000) shares, which shall consist of fifteen billion (15,000,000,000) ordinary shares, one hundred seventy million (170,000,000) type 1 preference shares, two hundred fifty million (250,000,000) type 2 preference shares, two hundred fifty million (250,000,000) type 3 preference shares, three hundred million (300,000,000) type 4 preference shares and eight hundred million (800,000,000) type 5 preference shares; provided, however, that if any preference shares are retired or if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares or any type 5 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.
2. The par value of each par value share issued by the Bank shall be fifty yen (¥50).	(Deleted)
3. The number of shares to constitute one	2. The number of shares to constitute one

unit of shares of the Bank shall be one thousand (1,000) shares.	new unit of shares of the Bank shall be one thousand (1,000) shares with regard to all types of its shares. 3. The Bank shall issue no certificates for shares which do not constitute one new unit of shares ("less-than-one-new-unit shares"), unless otherwise provided for in the Share-Handling Rules.

Reason for the amendment:

To abolish the type 6 preference shares, the number of such shares will be reduced from the total number of authorized shares. With the abolition of par value shares, the provision of the par value of each share will be deleted. With the abolition of the *tan-i-kabu* system and the establishment of the *tan-gen-kabu* system, the term *tan-i* will be replaced by *tan-gen* and a new provision will be established that no share certificates representing less-than-one-new-unit shares shall be issued.

Existing Articles of Incorporation	Proposed amendment
(Transfer Agent) Article 8. 1. The Bank shall have one or more transfer agents for conducting the business in relation to its shares. 2. A transfer agent and its place of business shall be selected by resolution of the Board of Directors and a public notice thereof shall be given. 3. The Register of Shareholders of the Bank shall be kept at the place of business of the transfer agent. The recording of transfers of shares on the Register of Shareholders, the purchase of shares held in numbers which do not constitute one unit of shares and any other procedural matters pertaining to shares of the Bank shall be handled by the transfer agent and the Bank shall not handle any of such matters.	(Transfer Agent) Article 8. 1. The Bank shall have one or more transfer agents for conducting the business in relation to its shares. 2. A transfer agent and its place of business shall be selected by resolution of the Board of Directors and a public notice thereof shall be given. 3. The Register of Shareholders of the Bank shall be kept at the place of business of the transfer agent. The recording of transfers of shares on the Register of Shareholders, the purchase of less-than-one-new-unit shares and any other procedural matters pertaining to shares of the Bank shall be handled by the transfer agent and the Bank shall not handle any of such matters.

Reason for the amendment:

With the abolition of the *tan-i-kabu* system and the establishment of the *tan-gen-kabu* system, the term *tan-i* will be replaced by *tan-gen*.

Existing Articles of Incorporation	Proposed amendment
(Share-Handling Regulations) Article 9. The types and denominations of share certificates to be issued by the Bank, the recording of transfers of shares on the Register of Shareholders, the purchase of shares held in numbers which do not constitute one unit of shares and all other matters pertaining to the handling of shares of the Bank and the fees therefor shall be governed by the Share-Handling Regulations to be enacted by the Board of Directors.	(Share-Handling Rules) Article 9. The types and denominations of share certificates to be issued by the Bank, the recording of transfers of shares on the Register of Shareholders, the purchase of less-than-one-new-unit shares and all other matters pertaining to the handling of shares of the Bank and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the Board of Directors.

Reason for the amendment:

The "Share-Handling Regulations" will be renamed the "Share-Handling Rules." With the abolition of the *tan-i-kabu* system and the establishment of the *tan-gen-kabu* system, the term *tan-i* will be replaced by *tan-gen*.

Existing Articles of Incorporation	Proposed amendment
(Dividends of Profit to Preference Shareholders) Article 9-2. 1. In the event that the Bank pays dividends of profit pursuant to Article 26 hereof, the Bank shall pay to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to	(Dividends of Profit to Preference Shareholders) Article 9-2. 1. In the event that the Bank pays dividends of profit pursuant to Article 26 hereof, the Bank shall pay to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to

as the "Registered Ordinary Pledgees"), dividends of profit in such an amount (hereinafter referred to as the "Preferred Dividends Amount"), not exceeding two hundred yen (¥200) per year per share of the type 1 preference shares, the type 2 preference shares and the type 3 preference shares, not exceeding three hundred yen (¥300) per year per share of the type 4 preference shares, and not exceeding fifteen yen (¥15) per year per share of the type 5 preference shares and the type 6 preference shares, as shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares; provided, however, that if Interim Dividends stipulated in Article 9-3 hereof were paid during the relevant fiscal year, the amount of such Interim Dividends shall be subtracted from the Preferred Dividends Amount.	as the "Registered Ordinary Pledgees"), dividends of profit in such an amount (hereinafter referred to as the "Preferred Dividends Amount"), not exceeding two hundred yen (¥200) per year per share of the type 1 preference shares, the type 2 preference shares and the type 3 preference shares, not exceeding three hundred yen (¥300) per year per share of the type 4 preference shares, and not exceeding fifteen yen (¥15) per year per share of the type 5 preference shares, as shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares; provided, however, that if Interim Dividends stipulated in Article 9-3 hereof were paid during the relevant fiscal year, the amount of such Interim Dividends shall be subtracted from the Preferred Dividends Amount.
2. If the amount of dividends of profit paid to the Preference Shareholders or the Registered Preference Pledgees is less than the Preferred Dividends Amount in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.	2. If the amount of dividends of profit paid to the Preference Shareholders or the Registered Preference Pledgees is less than the Preferred Dividends Amount in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.
3. The Bank shall not pay dividends in excess of the Preferred Dividends Amount to the Preference Shareholders or the Registered Preference Pledgees.	3. The Bank shall not pay dividends in excess of the Preferred Dividends Amount to the Preference Shareholders or the Registered Preference Pledgees.

Reason for the amendment:

With the abolition of the type 6 preference shares, amendment will be made to this Article.

Existing Articles of Incorporation	Proposed amendment
(Liquidation Distributions of Residual Assets to Preference Shareholders) Article 9-4. 1. In the event that the Bank makes a liquidation distribution of residual assets, the Bank shall make to the Preference Shareholders or the Registered Preference Pledgees in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees a distribution of three thousand yen (¥3,000) per share of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares and the type 4 preference shares, one thousand yen (¥1,000) per share of the type 5 preference shares and two thousand yen (¥2,000) per share of the type 6 preference shares, respectively. 2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Pledgees.	(Liquidation Distributions of Residual Assets to Preference Shareholders) Article 9-4. 1. In the event that the Bank makes a liquidation distribution of residual assets, the Bank shall make to the Preference Shareholders or the Registered Preference Pledgees in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees a distribution of three thousand yen (¥3,000) per share of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares and the type 4 preference shares and one thousand yen (¥1,000) per share of the type 5 preference shares, respectively. 2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Pledgees.

Reason for the amendment:

With the abolition of the type 6 preference shares, amendment will be made to this Article.

Existing Articles of Incorporation	Proposed amendment
(Conversion of Preference Shares) Article 9-8. A Preference Shareholder of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 5 preference shares or the type 6 preference shares may request the Bank to convert his or her preference shares into ordinary shares. The period during	(Conversion of Preference Shares) Article 9-8. A Preference Shareholder of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares or the type 5 preference shares may request the Bank to convert his or her preference shares into ordinary shares. The period during which the conversion may be

which the conversion may be requested (hereinafter referred to as the "Conversion Period") and the terms and conditions of conversion shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares.	requested (hereinafter referred to as the "Conversion Period") and the terms and conditions of conversion shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares.

Reason for the amendment:

With the abolition of the type 6 preference shares, amendment will be made to this Article.

Existing Articles of Incorporation	Proposed amendment
(Mandatory Conversion of Preference Shares) Article 9-9. 1. Any type 1 preference share, type 2 preference share, type 3 preference share, type 5 preference share or type 6 preference share with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the date immediately following the last day of the Conversion Period (hereinafter referred to as the "Mandatory Conversion Date"), into such number of ordinary shares as is obtained by dividing the amount of the subscription price paid for such preference share by the average of the daily closing prices (including quoted prices (*kehai hyoji*) if no closing prices are reported) per share of the Bank's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the date forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen to the second decimal place and rounded to the nearest first decimal place (.05 being rounded upwards). Provided, however, that if such average price is less than the	(Mandatory Conversion of Preference Shares) Article 9-9. 1. Any type 1 preference share, type 2 preference share, type 3 preference share or type 5 preference share with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the date immediately following the last day of the Conversion Period (hereinafter referred to as the "Mandatory Conversion Date"), into such number of ordinary shares as is obtained by dividing the amount of the subscription price paid for such preference share by the average of the daily closing prices (including quoted prices (*kehai hyoji*) if no closing prices are reported) per share of the Bank's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the date forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen to the second decimal place and rounded to the nearest first decimal place (.05 being rounded upwards). Provided, however, that if such average price is less than in the case of the type 1 preference shares,

higher of (i) the par value of an ordinary share and (ii) in the case of the type 1 preference shares, five hundred yen (¥500) (if the number of shares constituting one unit of shares is consolidated to one share by deemed consolidation, this amount shall be changed to the amount obtained by multiplying five hundred yen (¥500) by the number of shares constituting one unit of shares before such deemed consolidation) or, in the case of the type 2 preference shares, the type 3 preference shares or the type 6 preference shares, the amount not less than five hundred yen (¥500) determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares, or in the case of the type 5 preference shares, the amount not less than two hundred and fifty yen (¥250) determined by resolution of the Board of Directors relating to the issuance thereof, then a preference share shall be converted into such number of ordinary shares as is obtained by dividing the amount of subscription price paid for the preference share by the higher of (i) and (ii) above.	five hundred yen (¥500) or, in the case of the type 2 preference shares or the type 3 preference shares, the amount not less than five hundred yen (¥500) determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares, or in the case of the type 5 preference shares, the amount not less than two hundred and fifty yen (¥250) determined by resolution of the Board of Directors relating to the issuance thereof, then a preference share shall be converted into such number of ordinary shares as is obtained by dividing the amount of subscription price paid for the preference share by the relevant amount described above.
2. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing Paragraph shall be treated *mutatis mutandis* in accordance with the provisions of the Commercial Code relating to consolidation of shares.	2. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing Paragraph shall be treated *mutatis mutandis* in accordance with the provisions of the Commercial Code relating to consolidation of shares.

Reason for the amendment:

With the abolition of the type 6 preference shares and with the abolition of the *tan-i-kabu* system and the establishment of the *tan-gen-kabu* system, amendment will be made to this Article.

Existing Articles of Incorporation	Proposed amendment
(Election) Article 15. 1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting of shareholders and who hold <u>not less than one third of all the issued and outstanding shares of the voting capital stock</u>. 2. Such resolution may not be adopted by cumulative voting.	(Election) Article 15. 1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting of shareholders and who hold <u>not less than one third of voting rights of all the shareholders</u>. 2. Such resolution may not be adopted by cumulative voting.

Reason for the amendment:

With the establishment of the *tan-gen-kabu* system, the basis for the quorum is changed from the total number of issued and outstanding shares to the number of voting rights of all the shareholders. Hence, amendment will be made to this Article.

Existing Articles of Incorporation	Proposed amendment
(Election) Article 21. A resolution for the election of statutory auditors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting and who hold <u>not less than one third of all the issued and outstanding shares of the voting capital stock</u>.	(Election) Article 21. A resolution for the election of statutory auditors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting and who hold <u>not less than one third of voting rights of all the shareholders</u>.

Reason for the amendment:

With the establishment of the *tan-gen-kabu* system, the basis for the quorum is changed from the total number of issued and outstanding shares to the number of voting rights of all the shareholders. Hence, amendment will be made to this Article.

Existing Articles of Incorporation	Proposed amendment
(Conversion of Preference Shares and Convertible Bonds and Dividends) Article 28. The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 5 preference shares, the type 6 preference shares or convertible bonds shall be paid on the assumption that the conversion took place on April 1 if the request for such conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such request or mandatory conversion is made during the period from October 1 to the following March 31.	(Conversion of Preference Shares and Convertible Bonds and Dividends) Article 28. The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 5 preference shares or convertible bonds shall be paid on the assumption that the conversion took place on April 1 if the request for such conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such request or mandatory conversion is made during the period from October 1 to the following March 31.

Reason for the amendment:

With the abolition of the type 6 preference shares, amendment will be made to this Article.

- END -

(Translation)

January 30, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the Extraordinary General Meeting of Shareholders of the Bank held today, resolutions were adopted as described below.

Yours very truly,

Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

Yoshifumi Nishikawa

President & CEO

Description

Matters for resolution:

Proposition No. 1: Decrease in capital surplus and earned reserve

The proposition was approved and adopted as proposed. It was determined that capital surplus and earned reserve would be decreased ¥357,614,600,000 and ¥241,421,325,225, respectively and that the decreased amount would be transferred to retained earnings.

Proposition No. 2: Partial amendment to the Articles of Incorporation

The proposition was intended to rearrange the relevant provisions the Articles of Incorporation of the Bank with the enforcement of the "Law to Amend Part of the Commercial Code, Etc." of Japan (Law No. 79 dated June 29, 2001) that included the abolition of par value shares, the abolition of the "*tan-i-kabu*" (*which used to be translated as "a unit or units of shares" [Translator' comment]*) system and the establishment of the "*tan-gen-kabu*" (*which may be translated as "a unit or units of shares" as well but will be*

translated as "a new unit or units of shares" for comparison purpose in this proposition only [Translator's comment]) system, as well as to abolish the type 6 preference shares.

The proposition was approved and adopted as follows:

(The amendments are shown by underlines.)

Previous Articles of Incorporation	New Articles of Incorporation
(Total Number of Authorized Shares, Par Value of Each Share and Number of Shares to Constitute One Unit)	(Total Number of Authorized Shares, Number of Shares to Constitute One New Unit and Non-Issuance of Certificates for Less-than-One-New-Unit Shares)
Article 5.	Article 5.
1. The total number of shares the Bank is authorized to issue shall be sixteen billion seven hundred eighty million (16,780,000,000) shares, which shall consist of fifteen billion (15,000,000,000) ordinary shares, one hundred seventy million (170,000,000) type 1 preference shares, two hundred fifty million (250,000,000) type 2 preference shares, two hundred fifty million (250,000,000) type 3 preference shares, three hundred million (300,000,000) type 4 preference shares, eight hundred million (800,000,000) type 5 preference shares and ten million (10,000,000) type 6 preference shares; provided, however, that if any preference shares are retired or if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares, any type 5 preference shares or any type 6 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.	1. The total number of shares the Bank is authorized to issue shall be sixteen billion seven hundred seventy million (16,770,000,000) shares, which shall consist of fifteen billion (15,000,000,000) ordinary shares, one hundred seventy million (170,000,000) type 1 preference shares, two hundred fifty million (250,000,000) type 2 preference shares, two hundred fifty million (250,000,000) type 3 preference shares, three hundred million (300,000,000) type 4 preference shares and eight hundred million (800,000,000) type 5 preference shares; provided, however, that if any preference shares are retired or if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares or any type 5 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.
2. The par value of each par value share issued by the Bank shall be fifty yen	(Deleted)

Previous Articles of Incorporation	New Articles of Incorporation
(¥50).	
3. The number of shares to constitute one unit of shares of the Bank shall be one thousand (1,000) shares.	2. The number of shares to constitute one new unit of shares of the Bank shall be one thousand (1,000) shares with regard to all types of its shares.
(Newly established)	3. The Bank shall issue no certificates for shares which do not constitute one new unit of shares ("less-than-one-new-unit shares"), unless otherwise provided for in the Share-Handling Rules.
(Transfer Agent) Article 8. 1. The Bank shall have one or more transfer agents for conducting the business in relation to its shares. 2. A transfer agent and its place of business shall be selected by resolution of the Board of Directors and a public notice thereof shall be given. 3. The Register of Shareholders of the Bank shall be kept at the place of business of the transfer agent. The recording of transfers of shares on the Register of Shareholders, the purchase of shares held in numbers which do not constitute one unit of shares and any other procedural matters pertaining to shares of the Bank shall be handled by the transfer agent and the Bank shall not handle any of such matters.	(Transfer Agent) Article 8. 1. The Bank shall have one or more transfer agents for conducting the business in relation to its shares. 2. A transfer agent and its place of business shall be selected by resolution of the Board of Directors and a public notice thereof shall be given. 3. The Register of Shareholders of the Bank shall be kept at the place of business of the transfer agent. The recording of transfers of shares on the Register of Shareholders, the purchase of less-than-one-new-unit shares and any other procedural matters pertaining to shares of the Bank shall be handled by the transfer agent and the Bank shall not handle any of such matters.
(Share-Handling Regulations) Article 9. The types and denominations of share certificates to be issued by the Bank, the recording of transfers of shares on the Register of Shareholders, the purchase of	(Share-Handling Rules) Article 9. The types and denominations of share certificates to be issued by the Bank, the recording of transfers of shares on the Register of Shareholders, the purchase of

Previous Articles of Incorporation	New Articles of Incorporation
shares held in numbers which do not constitute one unit of shares and all other matters pertaining to the handling of shares of the Bank and the fees therefor shall be governed by the Share-Handling Regulations to be enacted by the Board of Directors.	less-than-one-new-unit shares and all other matters pertaining to the handling of shares of the Bank and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the Board of Directors.
(Dividends of Profit to Preference Shareholders) Article 9-2. 1. In the event that the Bank pays dividends of profit pursuant to Article 26 hereof, the Bank shall pay to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"), dividends of profit in such an amount (hereinafter referred to as the "Preferred Dividends Amount"), not exceeding two hundred yen (¥200) per year per share of the type 1 preference shares, the type 2 preference shares and the type 3 preference shares, not exceeding three hundred yen (¥300) per year per share of the type 4 preference shares, and not exceeding fifteen yen (¥15) per year per share of the type 5 preference shares and the type 6 preference shares, as shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares; provided, however, that if Interim Dividends stipulated in Article 9-3 hereof were paid during the relevant fiscal year, the amount of such Interim Dividends shall be subtracted from the Preferred Dividends Amount.	(Dividends of Profit to Preference Shareholders) Article 9-2. 1. In the event that the Bank pays dividends of profit pursuant to Article 26 hereof, the Bank shall pay to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"), dividends of profit in such an amount (hereinafter referred to as the "Preferred Dividends Amount"), not exceeding two hundred yen (¥200) per year per share of the type 1 preference shares, the type 2 preference shares and the type 3 preference shares, not exceeding three hundred yen (¥300) per year per share of the type 4 preference shares, and not exceeding fifteen yen (¥15) per year per share of the type 5 preference shares, as shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares; provided, however, that if Interim Dividends stipulated in Article 9-3 hereof were paid during the relevant fiscal year, the amount of such Interim Dividends shall be subtracted from the Preferred Dividends Amount.

Previous Articles of Incorporation	New Articles of Incorporation
2. If the amount of dividends of profit paid to the Preference Shareholders or the Registered Preference Pledgees is less than the Preferred Dividends Amount in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years. 3. The Bank shall not pay dividends in excess of the Preferred Dividends Amount to the Preference Shareholders or the Registered Preference Pledgees.	2. If the amount of dividends of profit paid to the Preference Shareholders or the Registered Preference Pledgees is less than the Preferred Dividends Amount in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years. 3. The Bank shall not pay dividends in excess of the Preferred Dividends Amount to the Preference Shareholders or the Registered Preference Pledgees.
(Liquidation Distributions of Residual Assets to Preference Shareholders) Article 9-4. 1. In the event that the Bank makes a liquidation distribution of residual assets, the Bank shall make to the Preference Shareholders or the Registered Preference Pledgees in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees a distribution of three thousand yen (¥3,000) per share of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares and the type 4 preference shares, one thousand yen (¥1,000) per share of the type 5 preference shares <u>and two thousand yen (¥2,000) per share of the type 6 preference shares</u>, respectively. 2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Pledgees.	(Liquidation Distributions of Residual Assets to Preference Shareholders) Article 9-4. 1. In the event that the Bank makes a liquidation distribution of residual assets, the Bank shall make to the Preference Shareholders or the Registered Preference Pledgees in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees a distribution of three thousand yen (¥3,000) per share of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares and the type 4 preference shares <u>and</u> one thousand yen (¥1,000) per share of the type 5 preference shares, respectively. 2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Pledgees.
(Conversion of Preference Shares) Article 9-8. A Preference Shareholder of the type 1	(Conversion of Preference Shares) Article 9-8. A Preference Shareholder of the type 1

Previous Articles of Incorporation	New Articles of Incorporation
preference shares, the type 2 preference shares, the type 3 preference shares, the type 5 preference shares <u>or the type 6 preference shares</u> may request the Bank to convert his or her preference shares into ordinary shares. The period during which the conversion may be requested (hereinafter referred to as the "Conversion Period") and the terms and conditions of conversion shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares.	preference shares, the type 2 preference shares, the type 3 preference shares <u>or</u> the type 5 preference shares may request the Bank to convert his or her preference shares into ordinary shares. The period during which the conversion may be requested (hereinafter referred to as the "Conversion Period") and the terms and conditions of conversion shall be determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares.
(Mandatory Conversion of Preference Shares) Article 9-9. 1. Any type 1 preference share, type 2 preference share, type 3 preference share, type 5 preference share <u>or type 6 preference share</u> with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the date immediately following the last day of the Conversion Period (hereinafter referred to as the "Mandatory Conversion Date"), into such number of ordinary shares as is obtained by dividing the amount of the subscription price paid for such preference share by the average of the daily closing prices (including quoted prices (*kehai hyoji*) if no closing prices are reported) per share of the Bank's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the date forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen to the second decimal place and rounded to the nearest first decimal place (.05 being rounded upwards). Provided, however,	(Mandatory Conversion of Preference Shares) Article 9-9. 1. Any type 1 preference share, type 2 preference share, type 3 preference share <u>or</u> type 5 preference share with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the date immediately following the last day of the Conversion Period (hereinafter referred to as the "Mandatory Conversion Date"), into such number of ordinary shares as is obtained by dividing the amount of the subscription price paid for such preference share by the average of the daily closing prices (including quoted prices (*kehai hyoji*) if no closing prices are reported) per share of the Bank's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the date forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen to the second decimal place and rounded to the nearest first decimal place (.05 being rounded upwards). Provided, however, that if such average price is less than in

Previous Articles of Incorporation	New Articles of Incorporation
that if such average price is less than the higher of (i) the par value of an ordinary share and (ii) in the case of the type 1 preference shares, five hundred yen (¥500) (if the number of shares constituting one unit of shares is consolidated to one share by deemed consolidation, this amount shall be changed to the amount obtained by multiplying five hundred yen (¥500) by the number of shares constituting one unit of shares before such deemed consolidation) or, in the case of the type 2 preference shares, the type 3 preference shares or the type 6 preference shares, the amount not less than five hundred yen (¥500) determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares, or in the case of the type 5 preference shares, the amount not less than two hundred and fifty yen (¥250) determined by resolution of the Board of Directors relating to the issuance thereof, then a preference share shall be converted into such number of ordinary shares as is obtained by dividing the amount of subscription price paid for the preference share by the higher of (i) and (ii) above. 2. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing Paragraph shall be treated *mutatis mutandis* in accordance with the provisions of the Commercial Code relating to consolidation of shares.	the case of the type 1 preference shares, five hundred yen (¥500) or, in the case of the type 2 preference shares or the type 3 preference shares, the amount not less than five hundred yen (¥500) determined by resolution of the Board of Directors relating to the issuance of the relevant preference shares, or in the case of the type 5 preference shares, the amount not less than two hundred and fifty yen (¥250) determined by resolution of the Board of Directors relating to the issuance thereof, then a preference share shall be converted into such number of ordinary shares as is obtained by dividing the amount of subscription price paid for the preference share by the relevant amount described above. 2. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing Paragraph shall be treated *mutatis mutandis* in accordance with the provisions of the Commercial Code relating to consolidation of shares.
(Election) Article 15. 1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting of	(Election) Article 15. 1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting of

Previous Articles of Incorporation	New Articles of Incorporation
shareholders and who hold not less than one third of all the issued and outstanding shares of the voting capital stock. 2. Such resolution may not be adopted by cumulative voting.	shareholders and who hold not less than one third of voting rights of all the shareholders. 2. Such resolution may not be adopted by cumulative voting.
(Election) Article 21. A resolution for the election of statutory auditors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of all the issued and outstanding shares of the voting capital stock.	(Election) Article 21. A resolution for the election of statutory auditors shall be adopted at a general meeting of shareholders by a majority of all the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of voting rights of all the shareholders.
(Conversion of Preference Shares and Convertible Bonds and Dividends) Article 28. The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 5 preference shares, the type 6 preference shares or convertible bonds shall be paid on the assumption that the conversion took place on April 1 if the request for such conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such request or mandatory conversion is made during the period from October 1 to the following March 31.	(Conversion of Preference Shares and Convertible Bonds and Dividends) Article 28. The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 5 preference shares or convertible bonds shall be paid on the assumption that the conversion took place on April 1 if the request for such conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such request or mandatory conversion is made during the period from October 1 to the following March 31.

- END -

(English Translation)

Financial Assistance to The Daiei Inc.

Tokyo, February 27, 2002: Sumitomo Mitsui Banking Corporation ("SMBC") announced today that it has decided to accept The Daiei, Inc.'s request for financial assistance in order to help the company achieve its new three-year restructuring program announced today.

1. Financial assistance
   - 10-for-1 reverse stock split of preferred shares of ¥30 billion and capital decrease
   - Debt-for-equity swap deal of ¥57.5 billion
   - Debt forgiveness of ¥42.5 billion

2. Impact on earnings of SMBC

   SMBC will absorb the non-collectible amount of the exposure as necessary for the full-term ending March 31, 2002.

   The earnings estimates will be amended if necessary and announced separately.

Exhibit B4(b)

February 27, 2002

To whom It May Concern:

UFJ Bank Limited
Sumitomo Mitsui Banking Corporation
The Fuji Bank, Limited

Financial Assistance to The Daiei Inc.

We, the three core banks of The Daiei Inc. ("Daiei"), hereby give notice that we have agreed to give financial assistance to Daiei, as described below, after having examined the details of Daiei's "New Three-year Restructuring Program."

We will continue to support Daiei's restructuring effort and are confident that Daiei's suppliers, other creditor banks, and shareholders will understand and support it as well.

1. 10-for-1 reverse stock split of preferred shares of 120 billion yen and capital decrease
2. Debt-for-equity swap deal totaling 230 billion yen
3. Debt forgiveness totaling 170 billion yen
4. Adequate provision of credits in order for Daiei to execute its New Three-year Restructuring Program

Sumitomo Mitsui Banking Corporation Announces to Dissolve Sumitomo Mitsui Finanz (Deutschland) GmbH

TOKYO, March 15, 2002: Sumitomo Mitsui Banking Corporation ("SMBC") announced it is to dissolve its overseas subsidiary, Sumitomo Mitsui Finanz (Deutschland) GmbH.

1. Outline of the Subsidiary

Corporate Name	Sumitomo Mitsui Finanz (Deutschland) GmbH
Location	Prinzenallee 7, 40549 Düsseldorf, Federal Republic of Germany
Representative	Masanori Sakano, Managing Director

2. Reason for Dissolution
   To improve efficiency of overseas businesses

3. Profile of the Subsidiary

Business	Leasing			
Date of Establishment	14 June 1985			
Paid-in Capital	DM 50.0 thousand			
Shareholders' Equity (as of March 31, 2001)	DM 94.1 thousand			
Total Assets (as of March 31, 2001)	DM 335.5 thousand			
Fiscal Year End	March			
Number of employees (as of January 31, 2002)	0 (Japanese expatriate 0, Local hire 0)			
Shareholders	100% owned by SMBC			
Recent Performance (Unit: DM '000)		March 1999	March 2000	March 2001
	Operating profit	10.3	0.0	0.0
	Net income	10.3	0.0	0.0
	Total assets	616.7	735.7	335.5

4. Scheduled Date of Dissolution
   Planned for the end of August 2003

5. Impact on SMBC's performance
   There will be no impact on SMBC's performance.

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